                     U.S. Securities and Exchange Commission

                             Washington, D.C. 20549


                                   Form 10-SB


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS


        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                               AQUAPRO CORPORATION
 ...............................................................................
                 (Name of Small Business Issuer in its charter)

           Tennessee                      62-1598919
 .............................................................................
  (State or other jurisdiction of         (I.R.S. Employer Identification No.)
  incorporation or organization)


                  4307 Central Pike, Hermitage Tennessee 37076
 ...............................................................................
   (Address of principal executive offices)                      (Zip Code)

Issuer's telephone number, (615) 889-0804
                           ....................................................

Securities to be registered under Section 12(b) of the Act:

      Title of each class                    Name of each exchange on which
      to be so registered                    each class is to be registered


 ...............................................................................



Securities to be registered under Section 12(g) of the Act:


                           Common Stock, no par value
 ...............................................................................
                                (Title of class)

                                TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                               ----



PART I   .......................................................................................................-1-
         Item 1.  Description of Business.......................................................................-1-
                  General  .....................................................................................-1-
                  The Catfish Farming Industry..................................................................-2-
                  The Company's Catfish Farming Operations......................................................-3-
                  Recent Developments...........................................................................-7-
                  Risk Factors..................................................................................-7-
         Item 2.  Management's Discussion and Analysis or Plan of Operation....................................-15-
                  Introduction.................................................................................-15-
                  Results of Operations 1996 Compared to 1995..................................................-16-
                  Liquidity and Capital Resources..............................................................-17-
         Item 3.  Description of Property......................................................................-19-
         Item 4.  Security Ownership of Certain Beneficial Owners and Management...............................-21-
         Item 5.  Directors, Executive Officers, Promoters and Control Persons.................................-22-
         Item 6.  Executive Compensation.......................................................................-25-
         Item 7.  Certain Relationships and Related Transactions...............................................-28-
                  Formation of Registrant......................................................................-28-
                  Acquisition of Assets from Affiliates........................................................-28-
                  The Proposed Consolidation...................................................................-31-
         Item 8.  Description of Securities....................................................................-42-
                  Common Stock.................................................................................-42-
                  Preferred Stock..............................................................................-42-

                           Warrants............................................................................-43-
                  Options  ....................................................................................-44-
                  Debt Securities..............................................................................-44-
                  Transfer Agent...............................................................................-45-
                  Registration Obligations.....................................................................-45-

PART II  ......................................................................................................-46-
         Item 1.  Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters
                   ............................................................................................-46-
         Item 2.  Legal Proceedings............................................................................-46-
         Item 3.  Changes in and Disagreements with Accountants................................................-46-
         Item 4.  Recent Sales of Unregistered Securities......................................................-46-
         Item 5.  Indemnification of Directors and Officers....................................................-47-

PART F/S ......................................................................................................-49-

PART III ......................................................................................................-50-
         Item 1.  Index to Exhibits............................................................................-50-
         Item 2.  Description of Exhibits......................................................................-50-


INDEX TO FINANCIAL STATEMENTS AND PRO FORMA INFORMATION.........................................................F-1


                      INFORMATION REQUIRED IN REGISTRATION
                                    STATEMENT

                                     PART I


ITEM 1.  DESCRIPTION OF BUSINESS

GENERAL

         THE COMPANY. AquaPro Corporation ("Registrant", "AquaPro" or the "Company") engages in the business of owning and managing catfish aquaculture farms directly and through its two wholly-owned subsidiaries, American Fisheries Corporation, a Mississippi Corporation ("American") and Circle Creek Aquaculture, Inc., a Tennessee Corporation ("Circle Creek"). The Company currently owns 883 water acres of aquaculture ponds and has a total of approximately 1,800 water acres under management. All of the Company's catfish farming activities are conducted in the State of Mississippi and are conducted through American. American was formed in 1987 and presently has nine farms under management, including those owned by four affiliated limited partnerships. Mr. Hastings, the Company's Chairman and Chief Executive Officer, acquired all of the outstanding stock of American in February 1994 and contributed that stock to the Company on December 31, 1995.

         Circle Creek was incorporated in 1983 under the name of Hastings & Company, Inc. It changed to its current name in March 1995. Until 1996, the business of Circle Creek and its predecessor, Mr. Hastings, was primarily the sponsorship and operation of catfish farming investment partnerships. Between 1989 and 1994, Mr. Hastings sponsored and acted as general partner for the first six Circle Creek Partnerships.

         Through 1996, Circle Creek has sponsored the following eight limited partnerships which engage in catfish farming (the "Circle Creek Partnerships"), Circle Creek Aquaculture, L.P. ("CCA I"), Circle Creek Aquaculture II, L.P. ("CCA II"), Circle Creek Aquaculture III, L.P. ("CCA III"), Circle Creek Aquaculture IV, L.P. ("CCA IV"), Circle Creek Aquaculture V, L.P. ("CCA V"), Circle Creek Aquaculture VI, L.P. ("CCA VI"), Circle Creek Aquaculture VII, L.P. ("CCA VII"), and Circle Creek Aquaculture VIII, L.P. ("CCA VIII"), (collectively, the "Circle Creek Partnerships"). Each of the Circle Creek Partnerships was organized under the laws of the State of Tennessee.

         In 1995, Mr. Hastings and Ms. Hastings transferred all of their interest in the stock of American and Circle Creek to the Company. Also, in 1995 Mr. Hastings assigned all of his economic interest as general partner in all eight Circle Creek Partnerships to the Company. On December 31, 1995, the Company acquired all of the assets of the first four Circle Creek Partnerships, CCA I, CCA II, CCA III and CCA IV, pursuant to certain merger transactions (the "Prior Consolidation"). The Company proposes to purchase the assets of CCA V, CCA VI, CCA VII, and CCA VIII (the "Proposed Consolidation"). See Part I, Item 7 below.

         American presently manages a total of nine farms, four of which are owned by the Company, four of which are owned by the four remaining Circle Creek Partnerships and one of which is owned by a company affiliated with Mr. Austin Jones, the Company's Vice President of Production. Under its farm management agreement with these Circle Creek Partnerships, American supervises the day-to-day farming operations of the Partnerships and for these services receives management fees and reimbursements for certain of its costs and expenses. Each of these Partnerships pays American a management fee of five percent (5.0%) of the

Partnerships's annual gross revenues or $120 per water acre per year, whichever is greater. The fees are paid monthly, subject to an annual adjustment.

         The Company has determined to change its fiscal year to June 30. The Company will institute this change prior to June 30, 1997 and, accordingly, the Company will have a transition period (short year) of six (6) months ending June 30, 1997. Thereafter, the Company's fiscal year will commence each July 1st and end each June 30. Management believes the change in fiscal year will allow its accounting period to better reflect operations during the normal catfish aquaculture business cycle and thus more accurately reflect the Company's performance in its business segment.

         The Company's corporate offices are located at 4307 Central Pike, Hermitage, Tennessee 37076. The Company's catfish farms are located in the north central area of Mississippi in the region known as the "Mississippi Delta" or the "Delta." The address of the Company's farm management offices is 900 Olive Street, P.O. Box 646, Moorhead, Mississippi 38761.

THE CATFISH FARMING INDUSTRY

         The Company grows channel catfish for ultimate sale and processing. Channel catfish account for substantially all of the commercial catfish production within the United States. The channel catfish has many qualities making it a superior candidate for commercial production over other species of catfish. These qualities include ease of spawning, easily controlled reproduction, relatively simple dietary needs, a relatively hardy constitution, the ability to survive over a wide range of temperatures and the ability to adapt well to commonly used culture systems.

         According to the National Fisheries Institute, farm-raised catfish now ranks as the fifth most popular seafood in America, with a per capita annual consumption of one pound. The National Agricultural Statistic Service ("NASS") of the Agricultural Statistic Board, U.S. Department of Agriculture, has released its annual survey data for the catfish farming industry for 1996. NASS reports that catfish growers in the fifteen (15) major producing states had total sales of $417 million during 1996, up 4% from $400 million in 1995. Sales of all food-size catfish totaled $389 million in 1996, up 3% from $378 million in 1995, and in 1996, sales of fingerling and fry totaled $21.6 million compared to $16.1 million during 1995. During 1996 direct sales to processors accounted for 96% of total sales of food-size catfish. NASS also reports that on January 1, 1997, the total number of catfish aquaculture operations was 1,302, down 2% from the 1,328 operations reported at January 1, 1996. However, the number of operations in the top four (4) catfish producing states, Alabama, Arkansas, Louisiana and Mississippi increased by 1% during this time. NASS also reports that on January 1, 1997, water acres used for catfish aquaculture totaled 177,000 acres, up 6% from July 1, 1996, and that an additional 4,650 acres are currently under construction and are expected be in use by July 1, 1997. NASS reports all food-size catfish on-hand at January 1, 1997 total 271 million, up 19% from 228 million on-hand the previous year. Medium food-size showed the largest increase of the three categories from January 1, 1996, increasing by 30%. Also, 872 million fingerlings were reported on January 1, 1997, up 6% from 823 million on-hand at January 1, 1996.

         The Food and Drug Administration ("FDA") funded a study in 1991, which showed farm-raised catfish to be the fourth most popular seafood in the U.S. The average prices paid by major processors per pound for farm-raised catfish during the past thirteen years, according to the U.S. Department of Agriculture, are as follows:

                   HISTORIC AVERAGE PROCESSOR PRICE FOR CATFISH

                    Year             Average Price Per Pound
                    ----             -----------------------
                    1984                      69.2(cent)
                    1985                      72.6
                    1986                      66.8
                    1987                      61.8
                    1988                      76.4
                    1989                      71.5
                    1990                      77.3
                    1991                      63.1
                    1992                      60.0
                    1993                      71.0
                    1994                      78.9
                    1995                      78.8
                    1996                      77.0

         There are two major channels of distribution for farm-raised catfish: retail grocery store outlets and the food service sector. Each accounts for approximately half of total catfish sales. Catfish farmers can access these markets directly only if they process their own production. The vast majority of farmers, including the Company, do not have processing capability and thus must sell their products to either cooperatively owned or independent processors. The Company sells its catfish to a limited number of cooperative and independent catfish processors. The terms of sale generally permit payment within 6 weeks of delivery and does not require collateral for payment. Three processors represented 53%, 24% and 17%, respectively, of the Company's net sales for the year ended December 31, 1996 and 42%, 28% and 25%, respectively, for the year-ended December 31, 1995. These cooperatives sell processed catfish both to retail groceries and to the food service industry.

THE COMPANY'S CATFISH FARMING OPERATIONS

         CATFISH AQUACULTURE. Channel catfish are grown in outdoor ponds in which the water is about four to five feet deep. The Company's operations are conducted in ponds ranging from 10 to 20 water acres in size. Each pond is separated by levees that must be large and strong enough to support a semi truck and trailer hauling up to 40,000 pounds of catfish. The levee system provides access to the ponds for feeding, oxygen checking (oxygen level regulation), aeration and other maintenance chores. Ponds are supplied with water from underground sources (wells). The water does not flow back and forth between the ponds because of the higher, heavy clay levees. The ponds have relatively flat, regular sides and bottoms, since this shape facilitates harvesting. Individual ponds average 17 land acres and 4 to 5 feet in depth from the bottom of the pond to the top of the levee.

         Successful catfish farming requires stocking the ponds and feeding the fish at the highest rate possible, while still maintaining a healthy living environment. Management believes that 5,000 stocker fish and 8,000- 10,000 5" to 6" fingerlings per acre for the initial stocking, and 10,000 5" to 6" fingerlings each year thereafter, is the optimum number of fish to maintain maximum production levels. Management believes only stocking rates greater than 7,000 head per acre are cost-effective on a long-term basis in the present industry environment. Current stocking rates in the industry range from approximately 3,000 head to more than 10,000 head per acre. Once fully stocked, a well-managed catfish farm can produce 6,500 pounds of catfish per water acre per year, although the industry average is less. Catfish farms in the Mississippi Delta average 4,000 to 5,000 pounds of catfish per acre per year.

         The time period required for a catfish to progress from fingerling to its optimum weight of 1 to 1-1/2 pounds is 8 to 12 growing months, depending on the feeding, health, density of population and other factors, many of which, including climatic conditions, will be outside the control of Management. There are normally eight growing months during a calendar year (March through October) so fish are generally in the water over a two calendar year period. Historically, most catfish were harvested and processed in the months of June through October. However, as a result of an active marketing campaign by the catfish industry and consistent year-round production, consumer demand for catfish has become more year-round in recent years.

         Channel catfish grow fastest and healthiest under certain environmental conditions. The optimal temperature for channel catfish growth is about 85(degree). Because the growing of catfish in outdoor ponds is by far the most economical (cultivation in tanks or heated water is much more expensive and is commercially feasible only when some unique circumstance exists, such as the opportunity to sell fish at an exceptional price), catfish are most easily grown in a location where average daily water temperatures are above 70(degree) for at least 180 days a year, with at least 120 days above 80(degree). Thus, climate is one reason for choosing the Mississippi Delta region to grow the fish. When the water approaches 50(degree) Fahrenheit, feeding activity slows, almost stopping as temperature drops further. In the Mississippi Delta region, the heaviest feeding times are spring, summer, and fall. (Channel catfish can survive, however, for long periods of time at water temperatures ranging from just above freezing to about 104(degree)).

         The Company cultures its fingerlings until they reach marketable size (or weight). Within the catfish farming industry, three sizes of food-size fish are recognized. Large food-size catfish are 3 pounds and above. Medium food-size catfish are 1-1/2 to 3 pounds, and small food-size catfish are 3/4 to 1-1/2 pounds. While catfish of 3/4 of a pound or more are considered market weight, Management intends to market the Company's catfish at a weight of 1 to 1-1/2 pounds. In Management's experience, this is the optimum size for marketing because it yields the best fillet when processed. The highest demand for catfish production is for fillet cuts. Accordingly, the catfish will be fed and maintained until they weigh 1 to 1-1/2 pounds before any will be ready to harvest and sell to a processor. As catfish are sold, additional fingerlings will be purchased periodically to restock the ponds. Generally, the Company would replace inventory with 5" to 6" fingerlings. This is because, for production during a full growing season, it is generally more efficient to purchase 5" to 6" fingerlings than to devote one or more of the Farm's ponds to catfish spawning. The price paid for fingerlings ranges between .75(cent) and 1.50(cent) per inch. Management anticipates that this price range will remain fairly constant. However, fry are much less costly than larger stock-size fish, and where ponds are newly refurbished or reworked they are sterile and ideal for growing fry-size fish. As the Company plans to refurbish several of its ponds in 1997 and 1998, Management intends to take advantage of these opportunities to stock its inventory with fry.

         FEED. Catfish are fed a diet of "puffed" high protein, floating food pellets which are a mixture of soybean, corn, wheat, vitamins, minerals and fish meal, produced by fish mills. The food is scientifically formulated, not only to provide an optimal level of nutrition to the individual fish but also to produce a meat of a mild, sweet flavor and the absence of any "fishy" odor during cooking. One of the advantages of catfish aquaculture is the higher feed/conversion ratio of this meat source. Laboratory studies have shown conversion ratios for channel catfish as high as 1.75 pounds of feed per one pound of fish produced. However, based on its experience, Management believes the "real life" conversion rate for catfish grown under commercial conditions, including mortality, is closer to 2.5:1 and management uses this rate in its inventory control and monitoring procedures. By comparison, chicken has a conversion ratio of approximately 3:1; pork has a conversion ratio of approximately 4:1; and beef has a conversion ratio of approximately 8:1.

         Feed prices can vary greatly from year to year. In 1995, feed prices averaged $235 per ton. Increases in soybean, corn and wheat prices in 1996 and early 1997 have pushed feed prices to $287 per ton in early 1997. Higher feed prices directly resulted in increased costs of products sold. The price of feed is subject to crop yields, which cannot be predicted with certainty. In order to help control its feed costs, the Company owns shares in Indi-Bell Feed Mill Cooperative ("Delta Western"). As a member of this Cooperative, the Company has the opportunity to buy feed at wholesale prices and to purchase feed on an "as needed" basis on two days' prior notice. Thus, the Company can avoid having to purchase and store large amounts of catfish feed in order to lock in current prices. The Delta Western Cooperative has over 250 members. This cooperative hedges against price fluctuations for its members through the purchase of futures option contracts on the Chicago Board of Trade Futures Exchange. The Company has contracted to purchase at a price of $252 per ton for approximately 85% of its budgeted feed consumption for 1997.

         OXYGEN LEVELS. Catfish are sensitive to water oxygen levels which fluctuate on a more or less predictable cycle during a 24-hour period. Oxygen levels are supplemented by algae growth during the daylight hours, and are depleted during the dark hours as algae are dormant. Because the fish remain active during both daylight and dark hours, the ponds must be constantly monitored and aerated as necessary in order to maintain acceptable oxygen levels.

         DISEASE. Diseases affecting catfish are a constant risk. A vaccine is presently available to treat enteric septicemia, which is currently the leading cause of mortality among catfish (approximately 40% of all catfish disease is a form of enteric septicemia). The most efficient safeguard against this disease is constant monitoring and the purchase of fingerlings which have been fed the oral vaccine. Once the disease is detected, medicated feed may be provided to the infected fish to prevent a serious outbreak. Those diseases which cannot be successfully treated can often be contained in the infected pond, since the Farm ponds, as is typical with catfish ponds, are separated by levees, and water from one pond does not normally cross over into another pond. Frequent monitoring is also necessary in order to maintain proper water chemistry.

         HARVESTING AND RESTOCKING. When Management determines that the catfish of a particular pond are ready for market, the pond is seined using a net of appropriate size, which will allow the smaller catfish to escape while trapping the larger catfish in the net. The catfish will then be loaded live on trucks and transported to the processor where the fish are cleaned, processed, and chilled or frozen in less than three minutes. The processing plants pay an agreed upon price per pound for the delivered fish. As discussed above, the Company owns shares in the Delta Pride processing cooperative where most of its catfish are sold for processing.

         In order to control harvesting and transportation costs in 1992, the Company formed and is majority partner of Circle Creek Seining Partnership, a Tennessee Partnership (Circle Creek Seining"). The other partners of Circle Creek Seining are the Circle Creek Partnerships. The Partnership functions as a cooperative which provides equipment and labor to members on a cost-sharing basis for seining and live fish transportation. In 1996, the cooperative was able to provide seining and transportation services to its member farms at a cost equal to $0.05 per pound of catfish sold. Management believes these charges are at least competitive with the best rates available from unrelated parties.

         The Company seeks to restock its ponds annually in order to maintain the optimum population within each pond. At any time, each pond will have fish at various stages of growth. The cycle from fingerling to ideal processing size (1.0 lbs. to 1.5 lbs.) generally takes 18 months.

         INVENTORY CONTROL PROCEDURES. Husbandry of its live fish inventories is probably the most important aspect of the Company's aquaculture business. Ongoing knowledge of live fish inventories is critical to management's ability to make accurate and timely decisions regarding their feeding, care and harvesting. For instance, accurate estimates of the number of fish and their respective size are used in determining the amount and timing of feedings and necessary aeration, restocking and harvesting. Live fish inventory control and estimation procedures have historically employed both quantitative and more subjective, qualitative procedures. Current industry estimation practices employ the simultaneous use of two general estimation techniques: physical inventory sampling (counting techniques) and statistical models. Typically, farmers will use both techniques and cross-check the results to determine consistent estimates.

         The most certain physical sampling method would be the draining and physical counting of fish inventory. However, this is only done at such times as ponds are drained for rehabilitation because physical removal of fish results in significant loss and is not a practical method of inventory determination. Therefore, typical sampling involves periodic seining of ponds and observation of fish population number and size, observed actual mortality, and observed food consumption patterns and rates. These physical sampling techniques involve different degrees of subjective judgment and non-random procedures. However, when used in conjunction with statistical estimations, they serve as important cross-checks or verification of the statistical estimates.

         Management employs statistical techniques to estimate inventory based on known factors, such as number and size of fingerling introduction, amounts and timing of feed, and amounts harvested. Management estimates inventory size and number based on these factors using statistical models. The Company currently uses two statistical estimation procedures; its historical, empirically evolved statistical procedures and the Fishy statistical program developed in Mississippi under the leadership of Dr. Wallace E. Killcreas, professor and economist at Mississippi State University. The latest version of the Fishy program, Fishy 3.1, is quickly becoming a standard in the fish farming industry. Fishy is a micro-computer program designed to help fish producers make better production management decisions. The program is a complete fish production management system designed for pond-raised catfish. When properly and diligently used, the program's creators believe it will accumulate the end report data needed to make economically efficient decisions. It allows users to enter and analyze all information needed to compute out-of-pocket costs of growing catfish. The general features of the program include gathering and reporting historical production data, such as food purchased and fish stocked and fed, lost, harvested and marketed. The program also allows water quality data assimilation, reporting and graphing. The program calculates information such as feed conversion ratios, percentages of bodyweight to feed, and projections of fish growth and feed needed for future production.

         While Management believes that its inventory control and estimating procedures are consistent with the most advanced available to the aquaculture industry, its degree of accuracy is difficult to quantify. In the past, physical inventory counts made by Management in conjunction with pond drainings and reconstruction have varied significantly from statistically derived inventory estimates for the same ponds. Management now estimates a mortality rate of 1.6% per month, based on the Fishy program. Management then compares these estimates against its expected conversion of fingerlings to pounds of production marketed using a higher than industry average conversion factor of 2.5 times the pounds of feed used. While Management believes that it has determined the basis of these variances and has made adjustments to its statistical procedures, including mortality rates and food conversion rates, in order to eliminate these variances in the future, there is no assurance that it has been able to do so. It is reasonably possible that the Company's actual live fish mortality will vary significantly from estimated mortality. See "RISK FACTORS - Risks Associated with the AquaCulture Business."

         EMPLOYEES. The Company currently employs 28 full-time persons and 4 part-time persons. Personnel may be provided by Affiliates, as needed, on a cost reimbursement basis.

RECENT DEVELOPMENTS

         COMMUNITY BANK CREDIT LINE. Effective April 16, 1997, the Company has obtained a revolving credit line in the amount of $750,000 from Community Bank, Indianola. The purpose of the credit line is to provide financing for catfish feed purchases from Delta Western by the Company for itself and for the Circle Creek Partnerships. Borrowings under the credit line will bear interest at the rate of prime plus 165 basis points (1.65%). The credit line matures on March 5, 1998. The Company paid a commitment fee of 1% ($7,500), one-half of which will be repaid in the event the line of credit is fully satisfied and cancelled prior to October 1, 1997. Under the credit line, the Company has established an operating deposit account with the Bank's Indianola Branch into which the Company must deposit proceeds from pledged inventory sales and accounts receivable. One-half of these amounts are applied to repayment of the credit line balance and the remaining balance is then available to the Company. The credit line is represented by the Company's promissory note which is secured by a first lien on certain stock in coopertives stock owned by the Company, and a first lien on inventory and accounts receivable of the Company and the Partnerships. Mr. George S. Hastings has personally guaranteed the credit line.

RISK FACTORS

         The Company and its securities are subject to a number of risks. Set forth below is a description of the more material of these risks.

         RISKS ASSOCIATED WITH THE AQUACULTURE BUSINESS

                  General Risks of Catfish Farming. The Company faces three general types of risk in connection with its catfish farming business.

         - Risks involving the price and availability of equipment and supplies,

         - Climatic, environmental and biological risks such as weather, natural catastrophes and disease, and

         - Market risks regarding the price and strength of the consumer market for the Company's catfish production.

         The risk exposure in each of these categories is amplified by competition between the Company and other catfish producers, particularly those located within the Mississippi Delta (which includes the 4 remaining Circle Creek Partnerships). If the Company is unable to maintain its operating costs at levels which allow it to realize a profit in its catfish sales, the Company will not be profitable and, if this condition persists, it would fail and the Shareholders would lose some or all of their investment.

         Certain risks, such as adverse climatic conditions, natural disasters, disease, consumer demand and competition, are outside the Management's control and, to a varying extent, cannot be planned for or avoided. The occurrence of one or more of these events could deplete the Company's operating reserves and resources and thereby result in the need for additional capital.

                  Availability and Price of Stock Fish and Supplies. The price of stock fish, supplies such as feed, and labor is subject to fluctuations due to availability and varying demands. Increased competition for supplies and services within the catfish farming industry in general, and the Mississippi Delta in particular, could cause temporary or prolonged price increases for feed, labor or other items necessary to the Company's farming operations. While Management will attempt to obtain lower supply and labor costs through cooperative purchasing, there is no assurance that it will be able to do so or that future price increases will not occur. Prolonged increases in one or more of these categories would negatively affect the Company's profitability and ability to remain in business.

                  Consumer Demand. The Company's profitability will depend substantially on the price at which it can sell its catfish. In the past years, prices have fluctuated substantially and will likely continue to do so in the future. Prices are dependent upon the demand for catfish by consumers and the supply of catfish available at any given time. While catfish consumption is in general increasing, there continues to be substantial consumer reluctance to eat catfish. Also, catfish continues to incur substantial competition from other seafood, beef, pork and chicken. While foreign-produced catfish currently accounts for less than one percent of the total catfish consumed in the United States, increased foreign competition could negatively impact the price at which the Company can sell its catfish production. Any continued depression of the price the Company can receive for its catfish will negatively affect the Company's profitability and its ability to remain in business.

                  Loss Due to Disease. The single highest cause of loss in catfish farming is disease. Disease has accounted for more than sixty percent of catfish loss each year since 1990. The Company will attempt to control the more common catfish diseases through the purchase of disease resistant or vaccinated fingerlings, and will monitor its fish for disease so that a diseased pond can be quickly quarantined. Nevertheless, catfish are susceptible to a number of viral and bacterial diseases, many of which cannot be effectively treated, even if diagnosed early. A number of these diseases cannot be prevented. Also, it is possible that new diseases may occur in the future for which effective treatment does not exist. There is no assurance that the Company will be able to limit disease. A loss of a substantial amount of the Company's inventory due to disease will negatively affect its profitability and its ability to remain in business.

                  Water Oxygenation. Catfish survival is dependent upon the maintenance of adequate oxygen levels in the catfish ponds on a 24-hour basis. Typically, oxygen levels will fluctuate throughout a 24-hour period. Oxygen levels are enhanced by photosynthetic bacteria during the daylight hours and depleted during the nighttime hours by catfish activity. In order to maintain adequate oxygen levels, catfish ponds must be aerated mechanically during times of low oxygen levels. If oxygen levels are not monitored regularly or if low levels are not discovered in time, the catfish will be lost. The Company will maintain a regular oxygen monitoring schedule and will have on its premises sufficient electric aerators to maintain pond oxygen levels under anticipated conditions. Nevertheless, unanticipated conditions such as prolonged loss of electric power may render unavailable the electric aerating equipment. A substantial loss of the Company catfish inventory due to a failure to maintain oxygen levels would negatively impact the Company's profitability and its ability to remain in business.

                  Price of Catfish Feed. Catfish feed, which is the greatest single production cost in catfish farming operations, is subject to large fluctuations. Industry groups report in recent years, fluctuation between $180 and $300 per ton. Feed prices are currently as high as $287 per ton. Currently, catfish feed is produced by a small number of producers, some of which are cooperatives. The Company owns shares in Delta Western, a cooperative catfish food producer, which allows the Company a limited preferential right to purchase feed. These shares, however, do not assure the availability of feed or the price at which feed can be purchased. While the Company attempts to budget for anticipated feed costs in its operations, such costs are not predictable with certainty and the Company has no control over the market price of feed. There is no assurance that the Company will be able to purchase feed in the future as needed at a cost that will allow it to operate profitably or remain in business.

                  Climatic Conditions. While channel catfish are tolerant to a wide range of climatic and temperature conditions, these catfish become immobile below 32(degree) Fahrenheit. Catfish ponds cannot economically be heated. Accordingly, prolonged cold weather conditions could lower pond temperatures to below 32(degree) and result in a substantial loss of the Company's catfish inventory, thereby negatively impacting its profitability and its ability to remain in business.

                  Water Contamination. Non-catfish farming operations in the Mississippi Delta have in the past used and continue to use chemical fertilizers and pesticides in their crop production. Even small concentrations of certain chemicals and pesticides can significantly affect catfish production and can result in loss of the entire catfish population in the pond affected. While Management has from time to time tested the Partnerships' ponds and found no dangerous levels of any chemical or pesticide present, there is no assurance that contamination from these chemicals may not occur in the future, either through penetration of ground water or surface application. Management will continue to monitor and test the ponds for possible contamination.

                  Natural Hazards. Excessive amounts of aquatic weeds reduce catfish production. The only method of aquatic weed control is chemical control, which can result in oxygen depletion and accompanying loss of catfish in the treated pond. Further, the chemicals used to destroy weeds are expensive to purchase and are not always completely effective. Catfish population loss can also occur as a result of predators, including naturally occurring birds, snakes and turtles. The occurrence of such predators is common in the Mississippi Delta area and Management will limit the damage caused by such predators by continuing its policy of early detection and removal.

                  Water Availability. Catfish production requires large, reliable sources of water. In general, the Mississippi Delta is supplied by a large and readily accessible ground water source. The Partnerships' farms are served by wells, capable of producing sufficient water to meet the anticipated needs of the Company's catfish farming operations. Nevertheless, the water available to the Company may be limited by natural courses or by chemical or fertilizer contamination as described above. Further, there is no assurance that the State of Mississippi, the U.S. Army Corps of Engineers or other governmental authority will not in the future place limitations on the amount of water which may be withdrawn by well. Nonavailability of sufficient water would substantially and negatively impact the Company's profitability and ability to remain in business.

                  Quality of Catfish. Management intends to follow farming procedures which have been shown to result in the palatable, clean tasting, "non-fishy" catfish demanded by the consumer market. Nevertheless, for reasons which usually cannot be controlled before they are discovered, catfish in any particular pond may acquire an "off-flavor" taste. A number of factors, many of which often work together, may cause this result.

A common cause is certain types of algae which are difficult to control in catfish ponds, particularly in late summer and early fall. Fortunately, a catfish pond will become "off-flavor" only for a limited period of time, even if no affirmative corrective action is taken. However, there may be several months during which one or more of the Company's ponds may be "off-flavor," thereby preventing the Company from selling catfish from that pond but requiring the Company to continue to incur expenses in feeding and maintaining the catfish population. Catfish industry groups are currently conducting studies to determine the cause and treatment of "off-flavor" conditions.

                  Processing. The Company does not have the capability to process its own fish. The Company sells its catfish primarily to two cooperative processors of which it is a member. Members of cooperative processors are allocated fish delivery rights or sale allocations requiring the cooperative to purchase an amount of fish in proportion to the number of shares owned. The price received depends on the price paid by the processor at the time of delivery. Cooperatives are managed by boards of directors elected by their members. To the extent the cooperative processors operate profitably, the members are benefitted through price concessions, rebates and/or distributions. To the extent cooperatives operate unprofitably, members are subject to assessments to fund such losses. The failure to pay assessments generally results in a loss of delivery rights and sometimes in the loss of membership interests. Accordingly, the Company's ability to market its catfish in volumes and at prices necessary for profitable operations substantially depends on the ability of management of the cooperative processors of which the Company is a member to operate their processors in an efficient manner. Moreover, fish the Company cannot sell to its cooperative processors must be sold to other processors on a negotiated basis in competition with other catfish producers. While there are a number of processors located in the Mississippi Delta, management does not believe there is sufficient competition among processors to provide any substantial leverage to the catfish producers in negotiating prices. These circumstances do not allow the Company to depend on stable catfish prices for its future production. Thus, there is no assurance that the Company will be able to sell its catfish production at a price which will allow it to realize a profit.

                  Uninsured Losses. Management maintains liability and casualty coverage for its farms and its major equipment in amounts it deems appropriate. However, certain losses from significant risks, such as disease, chemical contamination, climatic conditions or natural disasters, such as ice storms, floods, droughts or hurricanes, are either uninsurable or are not economically feasible to insure. Should the Company incur a loss from such an uninsured event, the Company could sustain a loss of its catfish farming business. In such event, the Shareholders would lose all or substantially all of their investment in the Company.

                  Regulation. Currently, the catfish industry is virtually unregulated by federal or state government. The Environmental Protection Agency and/or the U.S. Fish and Wildlife Agency have proposed legislation which would require permits for catfish pond construction. If adopted as currently proposed, management believes these regulations would not have a material affect on the Company's current properties or those of the Partnerships. In the future, these agencies or other federal or state agencies may enact laws or regulations imposing restrictions or restricting procedures for growing, feeding or handling of catfish, including the restrictions on the use of chemical food supplements or herbicides, the composition, content, handling and disposal of pond and waste water and/or the handling, packaging and processing of catfish. Any such regulations which could require the Company to discontinue or change one or more of its procedures or practices. The Food and Drug Administration and the National Marine Fisheries Service of the National Oceanic and Atmospheric Administration (the "FDA/NOAA") are completing development of a new seafood inspection program which will serve as an adjunct to already existing inspection programs. The FDA/NOAA program is called "HACCP," or "Hazard Analysis Critical Control Point," and proposes to include regulations regarding product safety, food hygiene and economic fraud. In its final form, HACCP will be a voluntary, fee-for-service inspection program, with an official mark indicating that the participating firm has met the requirements of the HACCP system. The nature and extent of any regulations ultimately enacted could have an adverse impact on the profitability of the Company if, for whatever reason, it is unable to participate in the program and the participation is required for consumer acceptance of catfish production. The proposed system also provides for use of industry controls and requires government inspection at various key points in the water-to-market cycle where health risks, such as spoilage and bacterial growth are greatest. The Company anticipates that it will sell its catfish to fish processors which have for some time been under voluntary inspection compliance with the FDA.

                  Effect of Competition. The catfish farming industry is intensely competitive, particularly in terms of costs of production and price, and to a lesser extent in terms of quality and marketing. Many of the Company's competitors are better established, have substantially greater financial, marketing and other resources than the Company, and some may have more efficiencies in cost of production. The existence of any of these facts could give such competitors an advantage over the Company. Moreover, one or more competitors may develop and successfully commercialize catfish farming techniques or procedures that provide them with an advantage over the Company in terms of costs of production, price and quality of catfish production. As a consequence, such competition may result in the Company's inability to compete with such farming operations on a continuing basis.

                  Environmental Liabilities. Under various federal, state and local laws, ordinances and regulations, the owner of real estate generally is liable for the costs of removal or amelioration of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as related costs of investigation and property damage. Such laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances. Further, the presence of such substances, or the failure to properly ameliorate such substances, may adversely affect the Company's ability to operate or sell or rent a property or its catfish, or to borrow funds using the property as collateral. Noncompliance with environmental, health or safety requirements may result in the need to cease or alter the Company's operations. Also, certain environmental laws impose liability on a previous owner of property to the extent that hazardous or toxic substances were present during the prior ownership period. Transfer of the property will not relieve a prior owner of this liability. Thus, the Company could have liability with respect to a property after it is sold.

         The Company will not obtain its own environmental inspection of Partnerships' properties. Based on Management's previous inspections, general familiarity with the Partnerships' properties and its knowledge of the area, Management believes that the properties are in compliance in all material respects with all applicable federal, state and local ordinances and regulations regarding hazardous or toxic substances. Nevertheless, there is no assurance or guarantee that hazardous or toxic substances will not later be found on a property or that a property will not subsequently be found in violation of any federal, state or local environmental law or regulation. The Company may find it difficult or impossible to sell a property prior to or following any such cleanup. If such substances are discovered after the Company sells a property, the Company could be liable to the purchaser thereof if the Company knew or had reason to know that such substances or sources existed. In such case, the Company could also be subject to the costs described above.

         RISKS ASSOCIATED WITH THE COMPANY AND THE SECURITIES

                  Ability to Achieve Profitable Operations. The Company reported a net loss for the year ended December 31, 1996 of $886,786 and had an accumulated deficit of $1,736,994 as of such date. Also, none of the individual Circle Creek Partnerships whose farming operations the Company has acquired or proposes to acquire, has achieved profitable operations. Based on current and historical industry data, management believes the Company's ability to achieve profitable operations will require it to maximize production on its farms and to achieve more efficient and cost-effective farming operations so that its costs of production as a percentage of gross revenues are minimized. Management believes this strategy is necessary to meet the demands of the farm grown catfish industry where profit margins are expected to narrow because wholesale fish prices are expected to remain flat and inventory costs, particularly feed and fuel costs, are expected to continue to fluctuate and competition is expected to intensify. However, there is no assurance that Management will be able to implement this strategy, or if implemented that it will prove successful; and there is no assurance that the Company will be able to operate at a profit in the future.

                  No Assurance of Proposed or Future Acquisitions. The Company intends to acquire the farming operations of its four affiliated limited partnerships in consideration for the issuance of its equity and debt securities (the "Proposed Consolidation"). The Company believes the acquisition of these additional properties is necessary for it to achieve efficiencies of scale of operations and will facilitate its ability to achieve profitable operations. See
Part I, Item 7 below. There can be no assurance, however, that the Company will successfully complete the Proposed Consolidation. The Company's inability to acquire additional properties and/or to expand its operations could adversely affect the Company's ability to achieve necessary economies of scale of operations.

                  Adequacy of Capital. There is no assurance that the Company has capital resources sufficient to meet its operating expenses and general and administrative expenses in the future if anticipated revenues from fish inventory sales are not realized. During the next twelve months, the Company anticipates that it will incur substantial costs in its restocking and rehabilitation of the farms acquired from Participating Partnerships as it endeavors to maximize production on those farms. In the event anticipated operating revenues realized during this period, when added to current cash reserves and proceeds, if any, from the Rights Offering, are not sufficient to pay these costs, the Company may need to defer some or all of these expenditures. In such event, it is unlikely such additional farms can be operated profitably. Even if the Company, in the future, realizes a positive cash flow from its operations, as to which there can be no assurance, it may still require substantial capital to acquire additional farming properties and further expand its farming operations. Such additional capital may not be available when needed or on terms acceptable to the Company. The Company anticipates seeking additional capital through public or private sales of its securities, including equity securities. Future financings may result in the issuance of equity securities and dilution to current shareholders. There are no assurances that any additional debt or equity capital will be available to the Company, or that, if such additional debt or capital is available, that the terms would be favorable or acceptable to the Company. Insufficient funds may require the Company to delay, reduce or eliminate certain or all of its operations and development activities.

                  Disproportionate Effect of Inaccurate Valuation. The estimated exchange values upon which the consideration paid to the partnerships participating in the Proposed Consolidation are based on consideration paid by the Company in the Prior Consolidation. There is no assurance that such values are not greater than those which would result from arms-length negotiations between unrelated parties. The values used are one of a number of possible reasonable estimates of the fair value of the net assets of the Company and the participating partnerships. Therefore, it is likely that these estimated values would differ from the actual value which would be paid by Shareholders of the Company for each partnership's net assets to an unrelated party. In the event these estimated values of the net assets of these partnerships are greater than such actual fair value, the overvaluation would favor the limited partners of those Partnerships over the Company.
See Part I, Item 7 below.

                  Restrictions on Payment of Dividends. The terms of the Company's 10.35% Notes and proposed 7.15% Convertible Notes, and present institutional credit arrangements restrict the Company from paying dividends on its capital stock, in certain circumstances. Also, the Company may, in the future, enter into credit arrangements which restrict the Company's ability to pay dividends on its Series A Preferred Stock. In general, these credit agreements provide that for as long as there is no default in the payment of principal or interest or any other default causing the acceleration of indebtedness, the Company will be permitted to pay dividends on its Series A Preferred Stock. The restrictions on the payment of dividends could prevent the payment of dividends on the Series A Preferred Stock in the event the Company were unable to make the payment of principal or interest as required by its credit agreements.

                  Absence of Earnings and Profits. Because the Company presently has a deficit in accumulated earnings and profits for United States federal income tax purposes, in general, unless the Company generates earnings and profits each year in an amount at least equal to the amount of dividends payable on the Series A Preferred Stock (and all other stock ranking senior thereto or on parity therewith), all or part of the distributions made by the Company on the Series A Preferred Stock will be treated as returns of capital rather than dividends eligible for the dividends-received deduction. No assurance can be given that the Company will be able to generate sufficient earnings and profits to prevent all or a part of the distributions on the Series A Preferred Stock from being treated as returns of capital.

                  Dependence on Management. The feasibility and profitability of the Company will depend significantly upon the continued participation of Mr. Hastings, Ms. Hastings and Mr. Jones. Each of these persons is expected to continue in his or her position with the Company. However, one or more of these persons may in the future be unable or unwilling to continue with the Company. The unavailability of any of these persons would likely have significant adverse effect on the Company and its business. The success of the Company's future operations depends in large part on the Company's ability to recruit and retain qualified personnel over time, and there can be no assurance that the Company will be able to retain its existing personnel or attract additional qualified employees in the future.

                  Effect of Anti-Takeover Measures. The Company's Restated Certificate of Incorporation includes certain notice and meeting procedures and super-majority voting rights of stockholders regarding approval of certain merger, consolidation and other business combination transactions. These provisions could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company by deferring certain mergers, tender offers or future takeover attempts. Also, such provisions could limit the price that certain investors might be willing to pay in the future for the Company's securities. Certain of such provisions allow the Board of Directors to impose various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions.

                  No Dividends on Common Stock. The Company has adopted a policy of reinvesting its cash flow, if any, to expand its catfish farming operations and expects to follow this policy in the future. Accordingly, shareholders should anticipate not receiving regular dividends or distributions with respect to their Shares.

                  Conflicts of Interest. Certain conflicts of interest exist between the Company, its management and its non-management shareholders. Mr. Hastings is a general partner of each of the remaining four Circle Creek Partnerships and the Company is the co-general partner of two of these Partnerships. As general partners, Mr. Hastings and the Company have a financial interest in the success of these partnerships, and each has a fiduciary duty to these partnerships and their limited partners. These relationships create inherent conflicts of interest in managing these Partnerships and operating the Company's business, particularly in connection with transactions between the Company and these partnerships. To limit his conflicts of interest with the Company regarding the partnerships, Mr. Hastings has assigned his economic interest as a general partner in each partnership to the Company. The Company would end these conflicts of interest if it successfully acquires the partnerships in the Proposed Consolidation. However, the terms and conditions of the Proposed Consolidation have been structured by management of the Company in light of these conflicts of interest. See Item 7 of Part I below.

                  Risks of Leverage. The use of leverage to purchase property and/or operate a business involves substantial risks. While the effects of leveraging are to increase the number of properties purchased or number or amount of operations conducted by the Company, thereby increasing the potential for gain to the Company's Shareholders, the financial risk to the Company and thus the Shareholder's investment is substantially increased. One reason for this is because the Company will be required to pay fixed payments to retire the debt, irrespective of the success of its operations. To the extent that the Company does not have funds available to repay its debt, holders of the debt may call a default and, if the debt is secured by the assets of the Company, such debt holders may foreclose on such assets. Nonsecured debt holders may seek repayment from the Company's assets through legal process. In any event, a default on its debt could result in the Company's loss of all or a material portion of its assets which could, in turn, result in the loss of all or a substantial portion of the Shareholder's investment in the Company.

         The Company has used significant financing to acquire its farming properties and assets in the Consolidation and may incur additional financing to expand its operations and/or to acquire additional farming properties. The use of such financing ("leveraging") will allow the Company to expand its operations and acquire additional property with a smaller cash investment by the Shareholders, and thereby provides the Shareholders with the opportunity of participating in correspondingly greater proceeds from the operations. However, leveraging will also expose the Company (and thus the Shareholders) to correspondingly larger potential losses. In the event a farm is operated at a loss or sold for an amount less than the principal amount of such financing, plus accrued interest payable thereon, a Shareholder could lose all or part of his or her investment.

         The Company has substantial obligations with respect to its 10.35% Notes due 2002 and its institutional credit agreements. Leverage has significant consequences including the following: (i) dedication of a portion of the Company's cash flow from operations to the payment of interest in respect of its debt obligations, which reduces the funds available to the Company for its operations and future business opportunities; (ii) potential impairment of the Company's ability to obtain additional financing in the future; and (iii) potential vulnerability of the Company to a downturn in its business or the United States economy generally. A high degree of leverage would also make it difficult for the Company to generate sufficient working capital which could adversely affect the Company's ability to fund its continuing operations at necessary levels.

                  Risks of Balloon Payments. Generally, the Company's debt obligations require balloon payments at the end of their term. The Company credit line with Community Bank is due in March 1998 and its other significant debt is due between 1998 and 2002. In the event the Company is unable to refinance these obligations or is otherwise unable to raise funds sufficient to repay these obligations as scheduled, the Company would be in default of these obligations. The Company's ability to repay these obligations when they mature will be dependent upon its ability to obtain adequate refinancing or to negotiate an extension. The Company's ability to obtain replacement financing for these obligations will be dependent on, among other things, its financial condition at the time and the economic conditions in general. Accordingly, there is no assurance that, if necessary, AquaPro will be able to obtain replacement financing for any of these obligations upon their maturity.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

INTRODUCTION

         AquaPro Corporation consists of the combination of four catfish farms which, individually, were Limited Partnerships prior to December 31, 1995 (CCA I, CCA II, CCA III and CCA IV), American Fisheries Corporation (the farm management company), and Circle Creek AquaCulture, Inc. (the syndication company for the catfish farming investment partnerships). The merger of these entities with AquaPro as of December 31, 1995 has been accounted for as though it were a pooling of interests because of the common control of the entities and AquaPro. Prior to the Consolidation, the limited partnerships pursued short-term goals of pass-through tax benefits and maximum cash distributions rather than focusing on longer-term plans and goals. AquaPro owns and manages catfish aquaculture farms with the purpose of raising and selling catfish to food processors.

         In 1996, AquaPro began the implementation of plans that could not be accomplished as individual partnerships before the Prior Consolidation:

         -        Cost reduction through economies of scale
         - Improved risk management through spreading the risks inherent in catfish aquaculture over more geographical areas, farms and ponds.
         - Improved production capacity through investment in farm capital improvement projects.
         - Long-term increases in sales volume on existing farms through increased stocking levels of fry and fingerlings and intensified management practices.
         -        Reduced interest costs from retirement of debt.
         - Growth in market share and further efficiencies from acquisition of other catfish farms including CCA V, CCA VI, CCA VII and CCA VIII.

         The Limited Partnerships (CCA I-IV) were not profitable as individual entities. Also, the pro forma financial statements show that AquaPro, including the Proposed Consolidation, has not been profitable since inception. This discussion should be read in conjunction with "Item 1, Business", the Financial Statements, and the Notes to the Financial Statements included elsewhere in this report on Form 10-SB.

         This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements based on the Company's current expectations. The actual performance of the Company could differ materially from that indicated by the forward-looking statements because of various risks and uncertainties including, without limitation, cost and availability of feed, market price received for the Company's fish, mortality of fish from disease or low oxygen levels, inability to acquire fry and fingerlings at reasonable costs, changes in consumer demand for catfish, difficult climatic conditions, the extent to which the number of "off flavor" fish occur and delay fish sales to processors, the availability of adequate financing for AquaPro and its terms as well as the impact that credit limitations would have on competitors to force them to sell fish at or below market or cost, inability to acquire more farms at competitive prices, the catfish industry's ability to gain increased market acceptance for its existing product line, the ability for the Company to scale up its production and reduce costs per pound, the potential of quarterly variations in demand, production and sales, the impact of new and changes in government regulations on food products and general economic conditions. These risks and uncertainties cannot be controlled by the Company. When used in this report, the words "believe," "estimate," "plans," "goals," "expects," "should," "outlook," "anticipates," and similar expressions as they relate to the Company or its management are intended to identify forward-looking statements.

RESULTS OF OPERATIONS 1996 COMPARED TO 1995

         REVENUE. Net sales in 1996 increased to $2,654,224, an increase of $481,316 or 22.1% over 1995. The increase resulted from a 645,000 pound or 23.9% increase resulting in 3,344,000 pounds of fish being sold in 1996.

         This increase in volume and its effect on net sales was partially offset by a decline in the net price per pound realized of 79.4 cents in 1996 compared to 80.5 cents in 1995.

         The increase in net sales was attributable to more food-sized fish available for sale, additional processing rights available to the Company in 1996, and the opportunity to sell more fish to processors in excess of contractual rights. AquaPro anticipates increased revenues in 1997 as a result of the grow-out of an increased number of fingerlings placed into pond inventory in early 1996. Also, in early 1997 the Company contracted to sell an additional 1,500,000 pounds of fish during 1997.

         MANAGEMENT FEES FROM AFFILIATES. Management fees were $183,050 in 1996, an increase of $36,182 or 24.6% over 1995. The increase was attributable to the Company's management of CCA VII and CCA VIII for a full twelve-month period in 1996, compared to five months in 1995.

         FEE INCOME FROM AFFILIATES. No new partnerships were formed by the Company in 1996, resulting in a decrease from 1995.

         The Company's plans include the Proposed Consolidation of the last four Circle Creek Partnerships with AquaPro in 1997. If this occurs, the Company would expect no further management or fee income from Circle Creek Partnerships. However, the results of operations of these four newly acquired farms would be included in the financial statements of AquaPro.

         COST OF PRODUCTS SOLD. Cost of products sold was $2,492,682, an increase of $846,736 or 51.4% over 1995, while net sales increased only 22.1%. Margin from fish sales was 6.1% in 1996 compared to 24.3% in 1995. As ponds were emptied for refurbishing during 1996, mortality adjustments of approximately $350,000 were required to be recorded in Cost of Products Sold. Had these mortality adjustments not occurred, margin from fish sales would have been 19.3%, which was lower than in 1995.

         Catfish feed is a major portion of Cost of Products Sold. Uncertainties in the grain futures markets and high demand for soybean and corn have resulted in a current price of $287 per ton. The Company has contracted to purchase approximately 85% of its 1997 feed needs at an average cost of $252 per ton. AquaPro believes that its margin from fish sales will increase in 1997 compared to 1996 due to efficiencies gained from increased volume.

         SELLING, GENERAL AND ADMINISTRATIVE. Selling, General and Administrative ("SG&A") expenses were $1,027,654 in 1996, down $280,475 or 21.4% compared to 1995. During 1995, approximately $132,000 of legal and accounting expenses were incurred in connection with the Prior Consolidation. During 1997, the Company expects SG&A expenses to increase as a result of the Proposed Consolidation.

         INTEREST EXPENSE. Interest expense decreased to $188,651 from $409,245 in 1995. This decrease resulted from $2,142,062 reduction in debt during 1996 principally from the conversion of $1,678,762 in investor notes to the Company's common stock, rights, and warrants in AquaPro as part of the Prior

Consolidation. The balance of the debt was repaid from proceeds of the exercise of the Company's $7.25 Rights Offering in 1996.

         The Company expects interest expense will decline in 1997 because of a full year's impact of the debt reduction. On the other hand, if the Proposed Consolidation of the last four Circle Creek Partnerships is completed, interest expense will be expected to increase as a result of debt to be assumed in the Proposed Consolidation.

         INCOME TAXES AS OF DECEMBER 31, 1996. The Company had available net operating loss carry forwards of approximately $1,600,000 in 1996.

         SEASONALITY OF OPERATING RESULTS. In prior years, the revenues of AquaPro have been seasonal and cyclical. Prices for live fish have tended to rise during the first part of the year and drift downward during the summer, only to rise again in September and October and fall in November and December before beginning the annual price cycle again. However, through the end of March 1997, prices have not increased as expected. Accordingly, quarterly operating results of the Company may vary from quarter to quarter and year to year and cannot be predicted with certainty.

LIQUIDITY AND CAPITAL RESOURCES

         As of December 31, 1996, the Company had a current ratio of 4.53 to 1, as opposed to 1.39 to 1 at December 31, 1995. Current assets exceeded current liabilities by $2,781,046, compared to $753,844 in December 1995. Cash and cash equivalents increased to $729,965 from $157,377.

         Cash and cash equivalents increased and debt was reduced through conversion of investors' debt to equity, exercise of warrants, and sale of preferred stock in a private offering. In 1996, certain holders of unsecured notes payable converted notes with principal balances totaling $1,678,762 to 167,876 units. A unit consisted of one share of the Company's common stock, one $7.25 stock purchase right, one $8.25 stock purchase warrant and one $10.50 stock purchase warrant.

         The Company used approximately $860,000 of cash in operations during 1996, compared to $7,000 in 1995. This was primarily attributable to three significant factors, the largest of which was a $387,000 increase in receivables from affiliates and a $126,000 decrease in payables to affiliates.

         The Company is manager for the four remaining Circle Creek Partnerships. It is also a General Partner in two of the farms and has had all the economic interest of General Partner assigned to it in each of the four farms. Therefore, the Company had a fiduciary duty to the Partnerships to manage them to the best of its ability. It has been the goal of AquaPro and the four remaining Circle Creek Partnerships to combine operations for the last few years. Management believes that the stronger these farms can be from a financial and production standpoint, the better acquisition candidates they would be and the more quickly they can become profitable. If the Proposed Consolidation is completed, the Company expects that affiliated transactions would be eliminated. If the Proposed Consolidation does not occur, the target farms may not be able to reduce their payables to the Company. Conditions beyond the control of management could make such payments doubtful.

         The second largest impact to Operating Activities occurred in Inventories. Inventories decreased a net of $213,000. However, this was after management's inventory maximization program was implemented in 1996. The program entailed significant increases in the annual restocking rates of fingerling to increase production from the grow-out of the fingerlings to food-sized fish starting in the summer of 1997. Management also increased its oversight of accounting for the live inventory in the ponds and more conservative feed to meat conversion ratios. This resulted in mortality adjustments of $350,000 during 1996. The Company also sold approximately 645,000 more pounds of fish in 1996 than 1995. The above numbers indicate that the Company was able to replace $780,000 of the $1,000,000 value removed from inventory in 1996. Because of the prior year's low volume, high debt service, and inefficiencies of operating as stand-alone farms in 1995, the fish sold in 1996 had a high cost basis per pound sold. The $780,000 provided many more head into inventory than were taken out of inventory. In 1995, between 4,000 to 6,000 head per acre were stocked, and in 1996 9,000 to 10,000 head per acre were stocked. Management believes that it is important to stock at these higher levels. This ongoing inventory maximization plan should provide an increase in food- fish sales starting in July of 1997. From January 1 to July the Company will be selling the remainder of the fish that were stocked in the ponds in 1995, before the Prior Consolidation and before implementation of the inventory maximization program. Management believes that sales for the first half of 1997 will be below the 1996 levels but also expects that sales in the second half of the year will be high enough to make up the shortfall and exceed 1996 sales in total. As always, events beyond management's control may prevent this from happening.

         The third major item of cash used in operations was a $132,230 increase in accounts receivable. Sales increased $481,500 in 1996 and receivables increased as a result. The Company expects that increased sales in 1997 will bring increased receivables.

         The Company intends to fund its operating losses primarily through fish sales, cash reserves, $925,000 feed credit lines, the proceeds of sales of the Company's Series A Preferred Stock in a private placement, credit lines, and additional long and short term debt if needed. On Effective April 16, 1997, a $750,000 credit line was established with a bank in Mississippi as a revolving line of credit for catfish feed purchases. The collateral is the Company's cooperative processing stock and a first lien on inventory on all except the Balmoral farm (formerly Circle Creek AquaCulture III, L.P.). The interest rate is prime plus 165 basis points, and the commitment expires March 5, 1998 with no prepayment penalty. The Bank will apply 50% of net fish sales collected as payment on the credit line.

         The Company has a $175,000 revolving feed credit line with a feed and processing company. The interest rate is 10.25% and the lender will apply 34(cent) for each pound of fish sold from the Balmoral Farm as payment on the credit line. The collateral is a first lien on the catfish inventory on the Balmoral Farm.

         Capital expenditures for the years ended 1996 and 1995 were $389,075 and $113,127, respectively. The higher level of capital expenditures for 1996 was due primarily to rebuilding and refurbishing ponds and the purchase of related production equipment. Planned expenditures for 1997 total approximately $750,000. To increase production capacity, a major pond reworking program is scheduled to be completed in 1997 for $165,000. To ensure adequate oxygenation to the increased inventory, the Company is installing double aeration in all of its ponds for approximately $300,000. The extra aeration equipment will be installed as ponds are completed. As of March 15, 1997, approximately $200,000 has been purchased and installed. A capital leasing organization has provided a five-year capital lease and financed $171,000 to date. The balance of the aeration equipment is expected to be financed by the capital leasing firm.

         In order to provide seining services to all farms and provide transportation to managers and oxygen- testing crews, the Company expects to spend $200,000 on vehicles and tractors. As in the past, the vendors are expected to provide installment payment programs for this equipment. Also, $70,000 has been allocated to upgrade the Company's computer and software equipment. The improvement is intended to give instantaneous access to all information from all farms for production management and accounting controls.

The $15,000 balance will be used for new seines, two way radios, tools, and small production items during the year.

         Management believes that additional capital will be necessary to support the Company's growth. Management believes that the net proceeds from the 1997 private preferred stock offering, combined with its existing cash and cash equivalents, long and short term debt and product sales, will be adequate to fund its planned operations, capital requirements and expansion needs through 1997. However, the Company may require additional capital, which it may seek through equity or debt financing, collaborative arrangements with corporate partners, equipment lease financing or funds from other sources. No assurance can be given that these funds will be available to the Company on acceptable terms, if at all. In addition, because of the Company's need for funds to support future operations, it may seek to obtain funds when conditions are favorable, even if it does not have an immediate need for additional capital at such time.

         THE PROPOSED CONSOLIDATION. As discussed elsewhere herein, AquaPro has obtained approval at its April 16, 1997 Annual Shareholders Meeting for the Proposed Consolidation of CCA V-VIII with AquaPro. If the Proposed Consolidation is approved by the majority of the Partners in each farm, AquaPro would acquire all of the assets and assume all of the liabilities of the Partnerships in return for up to $658,606 of 7.15% Notes or up to 722,232 Units comprised of the Company's common stock, stock purchase rights, and warrants. Discussions with Limited Partners (who have been waiting to merge with AquaPro) indicate a large majority for the Consolidation. In the Prior Consolidation, 97% of the Partners and 100% of the stockholders voted for the Consolidation.

         Following the Consolidation, the Company will offer current debt investors an opportunity to exchange up to $1,147,513 of Investor Notes for shares of the Company's Series A Preferred Stock. Debt converted to equity will reduce the Company's outstanding debt and interest payments on the acquired farms.

         Upon closing, the holders of Units received in the Proposed Consolidation will have the right for 90 days to purchase one share of the Company's Series A Preferred Stock for $9.50. Note that proceeds from the exercise of the rights will be used to fund operations, improve the plant and equipment, and, to the extent possible, reduce debt. While up to $6,861,204 could be raised from the exercise of the rights, no guarantee can be given as to the amount that will be raised in these offerings. The Company is in negotiations with the Bank providing the $750,000 feed credit line to significantly expand the funds available with a full operating line after the completion of the Proposed Consolidation.

         After the Proposed Consolidation, the Company intends to attempt to list its securities on a national exchange. Also, the Company intends to fund the potential expansion of farms funded from public offerings of stock.

ITEM 3.  DESCRIPTION OF PROPERTY

         REAL PROPERTY. The Company owns four non-contiguous farms having a total of 57 ponds comprising 883 water acres situated on a total of 1,125 land acres. The farms are located in the Mississippi Delta area of Mississippi. The table below sets forth information regarding these properties.

                INFORMATION REGARDING THE COMPANY'S REAL PROPERTY

    NAME                                                    UNPAID BALANCE OF
(LOCATION OF                  TOTAL ACRES       NUMBER      MORTGAGE LOAN AT
  PROPERTY)                   WATER ACRES)      OF PONDS    DECEMBER 31, 1996
  ---------                   ------------      --------    -----------------
Circle Creek
(Sunflower County, MS)          275(210)         15              None

Panther Run,
(LeFlore County, MS)            278(211)         15              None

Balmoral
(Sunflower County, MS)          318(270)         14         $320,000(1)

Cypress Lake
(LeFlore County, MS)            254(193)         13         $220,000(2)


(1) Note payable to an insurance company with current annual principal payments of $16,000 through 2000 and the final installment of $256,000 due in 2001, with interest payable semi-annually at 9.5%. Note is secured by land with a book value of $916,130 and stock in a cooperative with a book value of $13,525.

(2) Note payable to insurance company requiring annual principal payments of $7,500 through 2001 and a final principal payment of $182,500 due in 2002 with interest payable semi-annually at 8.75%. Note is secured by land with a book value of $679,344.

----------------------------

         The Mississippi Delta is an approximately 10,000 square mile area lying predominately on the east side of the Mississippi River, beginning in the vicinity of Memphis, Tennessee and extending into Mississippi. The portion of the Delta where the Partnership's farms are located is approximately 44 feet above sea level and is located approximately 5-1/2 hours by car from the Gulf of Mexico and 1-1/2 hours by car from the Mississippi River. Accordingly, the farms are not likely to be susceptible to flooding. The farms are located within approximately 45 minutes of each other.

         The Company intends to expand its catfish farming operations by the acquisition of up to four additional farming properties and equipment pursuant to the Proposed Acquisition. See Part I, Item 7 below.

         EQUIPMENT. The Company owns certain equipment; including tractors, implements (including portable aerator attachments), utility trucks and electric aerators. It also owns various lesser pieces of equipment, including electric pumps and power units, and miscellaneous equipment.

         COOPERATIVE MEMBERSHIPS. The Company belongs to the following cooperatives.

                  Processing Cooperatives. AquaPro is a member of and owns stock in the catfish cooperatives Delta Catfish Processors, Inc. ("Delta Pride") and Fish Co, Inc. ("FishCo"). Membership in these cooperatives provides the Company with delivery rights for its catfish in amounts proportionate to its share ownership. Prices paid by the cooperatives are not fixed in advance and are determined at the time of delivery.

                  Feed Mill Cooperative. The Company is a member of and owns stock in Indi-Bell (Delta Western) Feed Mill Cooperative. The Delta Western Cooperative is one of the oldest and largest feed mill cooperatives with over 250 members. As a member of this cooperative, the Company is able to buy feed at prices lower than are generally available from feed retailers. Also, for a nominal charge, the Company is able to reserve or "lock-in" specified amounts and at set prices. This cooperative hedges against price fluctuations for its members through the purchase of futures option contracts on the Chicago Board of Trade Futures Exchange. As a member of this cooperative, the Company can purchase feed on an "as needed" basis on two days' prior notice. It is thus not necessary for the Company to purchase and store large amounts of catfish feed.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information as of April 16, 1997, by each person or entity who is known to the Company to be the beneficial owner of more than 5% of the Company's Common Stock, the beneficial ownership by each Director and the beneficial ownership of all Directors and Officers as a group:


                                               AMOUNT AND NATURE OF
    NAME & POSITION                           BENEFICIAL OWNERSHIP(1)
OFFICERS AND DIRECTORS                      NUMBER OF COMMON SHARES(%)
----------------------                      --------------------------
George S. Hastings, Jr.
President, Chief Executive Officer
and Chairman of the Board               313,927(2)(3)                 (20.67%)

Patricia G. Hastings
Executive Vice President,
Secretary and Director                  313,927(2)(3)                 (20.67%)

Austin Jones
Vice President of Production             12,000(4)                     (0.79%)

Debra Kelly
Vice President of Marketing              12,000(4)                     (0.79%)

Joseph F. Duncan, Sr.
Director                                 24,983(5)                     (1.65%)

Roger Daley
Director                                 73,389(6)                     (4.84%)

All officers and directors as a
group (six persons)                     436,299                       (28.75%)

Leslie B. Borum                          92,040(7)                     (6.06%)


---------------------------------------------

(1) In accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), Common Shares which are not outstanding but which are subject to vested options, warrants, rights or conversion privileges have been deemed to be outstanding for the purpose of computing the percentage of outstanding Common Shares owned by the individual having such right, but have not been deemed outstanding for the purpose of computing the percentage for any other person. The $8.75 Warrants and the $6.25 Compensatory Options and Director Options referenced in the table and below, are adjusted to reflect the September 18 Dividend and previous to such adjustments had exercise prices of $10.50 and $7.50, respectively.

         The total number of Common Shares outstanding is 1,517,764 as of April 16, 1997, which includes 1,313,050 Common Shares issued and outstanding and 204,714 Common Shares issuable at the rate of 0.36 Common Shares for each of 568,650 outstanding $8.75 Warrants to the extent such Warrants expire unexercised. The total does not include a minimum of 273,530 Common Shares issuable on the mandatory conversion of 205,662 Common Shares of Series A Preferred Stock outstanding on April 16, 1997.

         The number of Common Shares owned by each person equals the Common Shares outstanding beneficially owned plus Common Shares issuable to the beneficial holder upon the exercise of the rights, warrants and/or options deemed to be outstanding.

(2) Includes the following Common Shares, warrants and options held of record by Mr. Hastings: 94,065 Common Shares, 15,864 Common Shares issuable upon the exercise of $8.75 Warrants and 78,000 Common Shares issuable upon the exercise of 72,000 $6.25 Compensatory Options and 6,000 Director Options.

(3) Includes the following Common Shares, warrants and options held of record by Ms. Hastings: 94,065 Common Shares and 24,000 Common Shares issuable upon the exercise of 18,000 $6.25 Compensatory Options and 6,000 Director Options.

(4) Includes 6,000 Common Shares held of record and 6,000 Common Shares issuable upon the exercise of $6.25 Compensatory Options.

(5) Includes 12,655 Common Shares held of record, 6,328 Common Shares issuable upon the exercise of $8.75 Warrants and 6,000 Common Shares issuable upon the exercise of $6.25 Director Options.

(6) Includes 46,927 Common Shares held of record, 23,462 Common Shares issuable upon the exercise of $8.75 Warrants and 3,000 Common Shares issuable upon the exercise of Director Options.

(7) Includes 46,020 Common Shares held of record, and 46,020 Common Shares issuable upon the exercise of $8.75 Warrants.

----------------------------

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         Set forth below are the Directors and Executive Officers of the Company and their ages, positions held and length of service.

                                                  AN OFFICER OF THE
                                                  COMPANY (OR A                 DIRECTOR OF THE
                                                  PREDECESSOR OF THE               COMPANY
NAME AND AGE             POSITION                 COMPANY) SINCE            (OR PREDECESSOR) SINCE
------------             --------                 --------------            ----------------------

George S. Hastings, Jr.  Chairman of the Board,        1983                     1983
Age 50                   Chief Executive Officer,
                         President


Patricia G. Hasting      Executive Vice                1983                     1983
Age 49                   President, Secretary and
                         Director


Eric P. Braschwitz       Chief Financial Officer       1997                       --
Age 40

Austin Jones             Vice President-               1987                       --
Age 43                   Production


Debra D. Kelly           Vice President/National       1994                       --
Age 40                   Marketing Director


Roger Daley*             Director                      1996                       --
Age 74
Director

Joseph Duncan, Sr.       Director                       --                      1995
Age 68

----------------------

*        Independent (outside) director.

         None of the persons named are directors of any Reporting Companies. "Reporting Companies" include companies with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "1934 Act"), or subject to the requirements of Section 15(d) of the 1934 Act, or any company registered as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act").

         Set forth below is a description of the business and employment background of the Company's Directors and Executive Officers.

                  George S. Hastings, Jr. has been involved in the catfish aquaculture industry since 1986. Mr. Hastings has sponsored eight catfish farming limited partnerships, four of which are still in existence. Mr. Hastings has substantial experience in all levels of catfish farm management. Mr.Hastings serves as an officer and director of the Company's wholly-owned subsidiaries, American and Circle Creek, the predecessor of which he co-founded in 1983. From 1976 through 1983, Mr. Hastings worked in various capacities for Advanced Financial Planning Corporation in Nashville, Tennessee, a financial planning firm emphasizing the formation and sale of real estate investment programs. From 1983 to 1995 Mr. Hastings owned 50% of and operated the Hastings/Huntingdon Company which provided financial planning, advisory and brokerage services to private individuals and organizations. Mr. Hastings received his B.S. Degree in Finance with a minor in accounting from the University of Tennessee and holds a J.D. Degree from the University of Tennessee College of Law. Mr. Hastings has been a member of the State Bar of Tennessee and the U.S. Tax Court since 1976.

                  Patricia G. Hastings has been involved in the catfish aquaculture industry since 1986. Ms. Hastings also serves as an officer and director of American and Circle Creek, which she co-founded in 1983. From 1983 to 1995, Ms. Hastings owned 50% of and operated the Hastings/Huntingdon Company which provided financial planning, advisory and brokerage services to private individuals and organizations. Ms. Hastings and Mr. Hastings are married. Ms. Hastings holds a B.A. Degree in English magna cum laude, Phi Beta Kappa from the University of Tennessee and a J.D. Degree from the University of Tennessee College of Law. Ms. Hastings was admitted to the Tennessee State Bar in 1976.

                  Eric P. Braschwitz joined the Company March 3, 1997. Previously, Mr. Braschwitz served as assistant controller for Camping World, Inc., a $200 million retailer with 25 store locations. At Camping World, Mr. Braschwitz was responsible for all accounting and financial reporting and directly supervised a staff of twelve and indirectly managed eighteen others. Prior to joining Camping World in 1993, Mr. Braschwitz served for fourteen years in progressively more responsible positions at Ernst & Young LLP and its predecessor firms. Mr. Braschwitz has performed auditing services for a number of public companies and has extensive experience in, among other fields, Securities and Exchange Commission accounting and reporting. He has been a certified public accountant since 1981. Mr. Braschwitz is 40 years old and received his Bachelors degree in Business Administration with Option in Accounting from The University of Texas at El Paso.

                  Austin Jones is a part-time employee and serves as the Company's Production Manager. He is responsible for various aspects of the Company's farming operations and strategic planning. Mr. Jones has been involved in all areas of catfish farm operations for the past nineteen years. He is a former founder and owner of American. His responsibilities for the Company include production management and marketing to processors. He is currently a manager and part owner of a 800-acre catfish hatchery and farm. Prior to entering the catfish farming business as a principal in 1992, Mr. Jones was manager for Trans Fisheries, Inc., a catfish farming company in Moorhead, Mississippi. Mr. Jones has a Bachelor of Science Degree in Fishery Biology, with a minor in zoology, from Mississippi State University. Mr. Jones has completed a number of graduate programs and seminars related to catfish farming and has taught classes at Mississippi Delta Junior College in Catfish Management. He presently serves as chairman of the Mississippi Governor's Counsel for Aquaculture Development. Mr. Jones is President for 1997-98 and past secretary and treasurer of the Catfish Farmers of Mississippi, a trade organization, and was voted "Catfish Farmer of the Year" in Mississippi for 1994 by that organization. He is a member of the executive committee of the Board of Directors of Delta Pride, Mississippi's largest catfish processor.

                  Debra D. Kelly has been an employee of the Company or its predecessors since 1993. Prior to joining the Company team, Ms. Kelly worked as an international commodities trader in precious metals and foreign currency for ten years. She also has financial planning experience in mutual funds and annuities and was an independent public relations coordinator for an internationally recognized firm for over five years. Ms. Kelly is listed in Who's Who in Women of Finance and Marquis Who's Who of American Women.

                  Roger A. Daley has served as a Director of the Company effective September 16, 1996. Prior to his retirement in 1986, Mr. Daley served as General Manager and President of the Knoxville News Sentinel, which he first joined as an advertising sales representative in 1946. During his service with the News Sentinel, the newspaper expanded five times and became agent for the Knoxville Journal. Daley has also served as a guest consultant on business and marketing for Taiwan and West Germany. Mr. Daley served as a charter member of and is past president of the Knoxville Sales Executives Club and the Greater Knoxville Advertising Club. He received the Printer Ink "Man of the Year" award. He was a charter member and served on the Board of the Better Business Bureau. Mr. Daley has also served as a member of the American Newspaper

Publishers Association and of the Southern Newspaper Publishers Association, for which he served on several committees and served three years on that Board. In addition Mr. Daley has served in various capacities for numerous charitable and civic organizations, including service on the Executive Council of the United Fund as a past president of the Tourist Bureau and as vice president of the Chamber of Commerce.

                  Joseph Duncan, Sr. has been elected and has served as a Director since December 30, 1995. Mr. Duncan previously served as Chairman of the Board of Security Alarms & Services Inc. ("SAS") until it was acquired by National Guardian Services Corporation. Prior to that time, SAS was the largest independently-owned, full-line security company in the Central South United States, specializing in burglar and fire alarm systems, access control and security guard services. Mr. Duncan is past president of the National Burglar & Fire Alarm Association, and served as a member of the board of directors of that trade association for fourteen years. In addition, Mr. Duncan served as a board member or advisor to a number of national and regional trade associations including the National Council of Investigation & Security Services, the Central Station Alarm Association, and the Tennessee Burglar & First Alarm Association. Mr. Duncan became a shareholder of the Company pursuant to the Prior Consolidation and is also an investor in Circle Creek V.

         COMMITTEES OF DIRECTORS. The Directors have established an Audit Committee, an Executive Committee and an Executive Compensation Committee. Each Committee would consist of at least two Directors. Messrs. Daley and Duncan serve on the Audit Committee which must consist of Directors who are not executive officers of the Company ("Non-Officer Directors"). Among its other duties, the Audit Committee makes recommendations concerning the engagement of independent public accountants, reviews with independent public accountants the plans and results of the audit engagement, approves professional services provided by the independent accountants, reviews the independence of the independent accountants, considers the range of audit and non-audit fees, and reviews the adequacy of the Company's internal accounting controls.

         Ms. Hastings and Mr. Hastings serve on the Executive Committee which must consist of at least two directors. Subject to the Company's conflict of interest policies, the Executive Committee has been granted the authority to acquire and dispose of real property and to borrow or loan funds on behalf of the Company provided, however, that any such transaction involving amounts equal to ten percent or more of the Company's gross assets would require the approval of at least a majority of the Directors, subject to certain further restrictions set forth in the Company's Bylaws. The Executive Committee also has the power to authorize on behalf of the full Board of Directors the execution of certain contracts and agreements, including those related to the borrowing of money by the Company.

         Messrs. Daley and Duncan serve on the Executive Compensation Committee which must be comprised of at least two directors, a majority of which must be Non-Officer Directors. The Executive Compensation Committee determines compensation for the Company's executive officers, subject to full Board approval.

ITEM 6.  EXECUTIVE COMPENSATION

         The following table sets forth remuneration to be paid by the Company and/or its subsidiaries to its Chief Executive Officer and to its other highly compensated executive officers of which there is only one whose annual salary and bonus exceeds $100,000.

                           SUMMARY COMPENSATION TABLE
                           --------------------------

                              ANNUAL COMPENSATION            LONG-TERM COMPENSATION
                              -------------------            ----------------------
                                                             VALUE OF     SECURITIES
   NAME AND                                                RESTRICTED     UNDERLYING
PRINCIPAL POSITION       YEAR      SALARY    BONUS           STOCK(1)      OPTION(2)
------------------       ----      ------    -----           --------      ---------
George Hastings, Jr.     1996      $150,000  $ 56,000       $ 28,125       36,000
Chief Executive          1995        56,931  None             28,125       36,000
Officer(3)               1994       171,139  None               None         None

Patricia G. Hastings     1996      $ 75,000  $  6,000       $ 18,750        9,000
General Counsel,         1995        56,931  None             18,750        9,000
Vice President,          1994       171,139  None               None         None
Secretary(3)

(1) Shares issuable on April 1, but subject to 2-year vesting whereby shares will be lost if employee voluntarily terminates employment or is terminated for cause before the vesting period ends. Shares were valued at $3.13 per Share, which is 50% of current value of $6.25.

(2) Options are exercisable for a 7-year period commencing on the date of issuance at a price of $6.25 per Common Share. See discussion below.

(3) Mr. Hastings and Ms. Hastings have agreed between themselves to share equally their combined compensation from the Company.

-------------------

         The following table sets forth certain information regarding stock options and warrants granted to each named Executive Officer by reason of their employment during the Company's 1996 fiscal year.

                                   OPTION/WARRANT GRANTS IN 1996

                                          INDIVIDUAL GRANTS
                    -----------------------------------------------------------
                       NUMBER OF           % OF TOTAL
                       SECURITIES       OPTIONS/WARRANTS
                       UNDERLYING          GRANTS TO
                    OPTIONS/WARRANTS      EMPLOYEES IN      EXERCISE OR BASE
   NAME                GRANTED (#)         FISCAL YEAR      PRICE ($/SHARE)(1)  EXPIRATION DATE
   ----                -----------         -----------      ------------------  ---------------
George S. Hastings, Jr.  36,000(1)           70.6%               $6.25          3/31/2003

Patricia G. Hastings      9,000(1)           17.6%               $6.25          3/31/2003


         The following table sets forth the value of all unexercised employee stock options and Director Options held by the Named Executive Officers as of April 16, 1997.

                    AGGREGATED OPTION AND WARRANT VALUE TABLE


                          NUMBER OF SECURITIES              VALUE OF UNEXERCISED
                     UNDERLYING UNEXERCISED OPTIONS         IN-THE-MONEY OPTIONS
                     ------------------------------         --------------------

   NAME               EXERCISABLE/UNEXERCISABLE(1)        EXERCISABLE/UNEXERCISABLE
   ----               ----------------------------        -------------------------
George S. Hastings, Jr.       78,000/None                        None/None(1)

Patricia S. Hastings          24,000/None                        None/None(1)

---------------------

(1) No Options are in-the-money based on the value of the Company's Common Stock, which, as of April 16, 1997, is estimated to be $6.25 per Share, as adjusted for the September 18 Dividend.


         EMPLOYMENT CONTRACTS. The Company has entered into separate written employment agreements with Mr. George Hastings and Ms. Patricia Hastings. Each of these agreements provides for an initial three-year term and each is automatically extended for an additional year at the end of each year of the agreement, subject to the right of the Company to terminate the contract voluntarily by giving at least three months' prior written notice. Each of the agreements provides for an initial annual base salary set forth below, as well as an award of restricted stock and stock options and medical insurance coverage. In addition, each of such employees is entitled to such annual bonus compensation as determined by the Board of Directors. The award of any bonus compensation, however, is dependent on the achievement of certain performance levels by the Company, including growth in funds from operations and/or water acres under management. The stock options awarded pursuant to such employment contracts are exercisable for a term of seven years at an exercise price equal to $6.25 per share and are exercisable upon issuance.

         EXPLANATION OF LONG-TERM COMPENSATION. The employment contracts for each of the executive employees provide for yearly issuances of Restricted Stock, in the amounts stated, during the term of their contracts. Thus, total stock of approximately 3% of the total outstanding will be issued each year. Under their respective employment contracts, each of the executive employees is awarded stock options in the amount stated entitling the holder to purchase shares at a price of $6.25 per share. These options are for a term of seven years.

         COMPENSATION OF DIRECTORS. The Company does not pay its Directors cash remuneration for their service but does reimburses each Director for his or her out-of-pocket expenses incurred in connection with attending meetings. In addition, commencing for its fiscal year 1995, the Company annually awards each Director (including Directors who are officers of the Company) options for the purchase of 3,000 Shares (the "Director Options"). The Director Options have a term of seven years and are exercisable at a price equal to the estimated market value of the common shares on the date of issuance. These options have a term of seven years.

         STOCK OPTION PLAN. The Board and the shareholders have approved and authorized a stock option plan for officers, directors, employees and consultants to the Company. The Plan is designed to comply with Rule 16b-3 under the 1934 Act. The purpose of the stock option plan is to encourage stock ownership by current and future officers, directors, employees and consultants to the Company, and certain other persons judged by the committee who would administer the plan to be instrumental to the success of the Company, and to give such persons a greater personal interest in the Company achieving continued growth and success. The stock option plan would be administered by persons who are "disinterested persons" within the meaning of paragraph (c)(2) of Rule 16b-3.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

FORMATION OF REGISTRANT

         At December 31, 1995, the Company became sole owner of American and Circle Creek. Mr. Hastings and Ms. Hastings were the sole owners of American and Circle Creek (formerly Hastings and Company, Inc.) at the time of their acquisition. Mr. Hastings and Ms. Hastings received 105,334 shares of Common Stock of the Company in connection with the Company's acquisition of American and Circle Creek. In connection with the Company's acquisition of American and Circle Creek, Mr. Hastings and Ms. Hastings assigned all of their right and title to the economic interest of the general partner in each of the Circle Creek Partnerships to the Company.

         Pursuant to the Prior Consolidation, the Company acquired all of the assets and liabilities of CCA I, CCA II, CCA III, and CCA IV. Pursuant to such transaction, Mr. Hastings and Ms. Hastings received 4,584 units of Common Stock and Common Stock purchase rights from the Company in exchange for their limited partnership interest in these partnerships on the same basis as the other limited partners. In addition, Mr. Hastings and Ms. Hastings received 2,994 units at $10.00 per unit and purchased 18,864 shares at $7.25 per share in cancellation of $166,704 of debt owing to them by these partnerships.

         Since its inception in 1987, and continuing after its acquisition by the Company, American provides administrative and bookkeeping services to a catfish aquaculture production and hatchery farm owned by an entity in which Mr. Austin Jones, the Company's vice president of production, owns approximately a one-third (1/3) interest. American provides these services to Mr. Jones' affiliate for compensation substantially below that which American charges its other customers, including the Circle Creek partnerships. The Company believes this arrangement is reasonable and essentially constitutes additional compensation to Mr. Jones for his services as an officer and production manager of the Company.

ACQUISITION OF ASSETS FROM AFFILIATES

         On December 31, 1995 (the "Closing Date"), Registrant (i) acquired by statutory merger all of the assets and liabilities of the four participating partnerships (CCA I, CCA II, CCA III, and CCA IV) in consideration for the issuance of units of its equity securities and/or 10.35% convertible Notes (the "Prior Consolidation") and (ii) retired certain debt obligations of the participating partnerships ("Investor Notes") in exchange for the 10.35% Notes.

         The foregoing prices and amounts of the securities issued in the Prior Consolidation have been adjusted to reflect the September 18, 1996 stock dividend. See Part I, Item 8, below. Each unit issued in the Prior Consolidation was comprised of one stock right entitling the holder to purchase one and two-tenths (1.2) share of the Company's no par value common stock (a "common share") for $6.04; one warrant entitling the holder to purchase one and two-tenths (1.2) common share for $6.875 within twelve (12) months following the Closing Date; and one warrant entitling the holder to purchase one common share for $8.75 within twenty-four (24) months following the closing date, which warrant, if not exercised prior to expiration, is converted into thirty-six one hundredths (0.36) common share.

         The table below sets forth the following with respect to the Prior
Consolidation: (a) the NAV at the Closing Date for each of the partnerships; (b) the maximum number of units allocable to each of the partnerships; and (c) the maximum number of units allocable to the participating limited partners and the maximum number of 10.35% Notes that the participating limited partners could receive in lieu of units.

         In the Prior Consolidation, the limited partners of the participating partnerships received the Company's units and 10.35% notes through their respective New Corps as follows:

NEW CORP                 UNITS               10.35% NOTES
--------                 -----               ------------
CCA I                    64,318              $ 16,746.60
CCA II                   83,146              $ 37,243.50
CCA III                 108,412              $ 41,182.70
CCA IV                  148,888              $ 53,925.30
                        -------              -----------
                        404,764              $149,098.10
                        =======              ===========

         The 10.35% Notes issued in the Prior Consolidation are due December 31, 2002 and bear interest at the rate of 10.35% per annum for the period from and including the date of original issuance. The 10.35% Notes are convertible into Common Shares at a price of $10.42 per share.

         The number of units issued in the Prior Consolidation was derived by dividing the total of the estimated Net Asset Value, as defined ("NAV") of each partnership by a $8.33 unit price. A unit price of $8.33 was chosen based on a value of $6.25 per common share, which was the price used for the purposes of the Prior Consolidation and was not based on any market or trading price. The 10.35% Notes were offered in exchange at their par.

         On the closing date, each of the four participating partnerships were incorporated and were merged into the Company in accordance with the Amended Plan and Agreement of Consolidation. In accordance with this agreement, each participating partnership organized a new corporation (a "New Corp"), and, on the Closing Date, transferred all of its assets and liabilities to its New Corp in consideration for the New Corp's stock and debt obligations. The Respective New Corps were then merged into Registrant. In the mergers, each limited partner received a pro rata share of Registrant's units or 10.35% Notes for their limited partner interests. Following the Closing Date, each participating partnership dissolved and liquidated in compliance with Tennessee law.

                                                                          ALLOCATION PER $1,000 OF
                                                 MAXIMUM ALLOCATION        ORIGINAL INVESTMENT BY
                                                 TO LIMITED PARTNERS     LIMITED PARTNERS IN EITHER
                             PERCENTAGE       IN UNITS OR 10.35% NOTES    UNITS OR 10.35% NOTES (5)
                             ----------       ------------------------    -------------------------
                             OF AGGREGATE
              ESTIMATED NET  EST. NET ASSET   NUMBER OF    FACE VALUE     NUMBER OF   FACE VALUE
PARTNERSHIP    ASSET VALUE   VALUE(1),(2)     UNITS(3)    OF NOTES(4)     UNITS(3)      OF NOTES
-----------    -----------   ------------     --------    -----------     --------      --------

CCA I         $  659,735     13.22%            79,168     $   263,894      57.72            $481
CCA II        $  868,805     17.42%           104,257     $   347,522      74.88            $624
CCA III       $1,126,041     22.57%           135,124     $   450,416      82.80            $690
CCA IV        $1,544,627     30.96%           185,354     $   617,850     100.08            $834
TOTAL Units                                   -------     -----------     ------            ----
Offered to
Partnerships: $4,199,208     84.17%           503,903      $1,679,682


(1) "Percentage of Aggregate Estimated Net Asset Value" represents the percentage of the total Net Asset Value of the consolidated AquaPro corporation, of which the partnerships together represented 84.17%.

(2) Neither the General Partner nor AquaPro received units or 10.35% Notes in connection with the general partner interest or a sponsor's "promotional" interest in a participating partnership.

(3) This represents the maximum number of units which could have been issued by AquaPro to the limited partners with respect to their interest in the partnership. Based upon the respective partnership NAV and computed by dividing the partnership's NAV by the price per unit. Calculations use a unit price of $8.33 per unit.

(4) The issuance of the 10.35% Notes was subject to the Note Restriction and, as a result, the total face value of the 10.35% Notes is shown as 40% of the estimated aggregate Net Asset Value of a participating partnership. Based upon the estimates of Net Asset Value used in the Allocation Table, this represents the maximum aggregate principal amount of the 10.35% Notes that AquaPro could have issued to the limited partners of the partnerships in lieu of the units to which the limited partners would otherwise be entitled. The Table does not reflect units which were issued in exchange for Investor Notes or in exchange for short-term debt owed Mr. Hastings by CCA III.

(5) The initial capital contribution for investment L.P. Unit in a partnership was $19,895 for each of the partnerships. All comparisons have been made in reference to an original capital contribution of $1,000. Calculations use a unit price of $10 per unit.

--------------------------------

         The Investor Note Exchange phase of the Prior Consolidation expired on January 30, 1996. As a result, holders of the Investor Notes elected to receive units or 10.35% Notes in the exchange for their Investor Notes. As a result of the Investor Note exchange offer, the Company issued a total of 163,753 units and a total of $214,495 principal amount of 10.35% Notes to the holders of the Investor Notes.

         DESCRIPTION OF THE ACQUIRED PARTNERSHIPS. Each of CCA I, CCA II, CCA III, CCA IV was sponsored by Mr. Hastings, as sole General Partner, for the purpose of acquiring a specified farming property and operating thereon a catfish aquaculture business. Each of these partnerships was intended to operate its catfish farm for a period of approximately ten (10) years after which the General Partner would, if practical, attempt to sell or otherwise dispose of the Partnership's farming property and business for a profit. Accordingly, each of the Partnerships was formed for long-term investment with a life cycle ranging from 10 to 15 years or longer. Each of the Partnerships was organized under Tennessee law. The following tables provide selected information regarding the Investments of the Prior Partnerships.

                   PARTNERSHIP ORGANIZATION AND CAPITALIZATION
                   -------------------------------------------

                                                 ORIGINAL
                                               LIMITED PARTNER       INVESTOR    MORTGAGE
  NAME OF         NO. OF         DATE OF          CAPITAL            NOTES AT   DEBT(1)AT
PARTNERSHIP      PARTNERS      ORGANIZATION     (L.P. UNITS)       7/31/1995(1) 7/31/1995
-----------      --------      ------------     ------------       ------------ ----------

  CCA I             56          3-31-1989       $1,372,755         $1,189,500      --
  CCA II            63          4-16-1990       $1,392,650         $  962,600      --
  CCA III           59          9-23-1990       $1,631,390         $  260,951   $336,000
  CCA IV            80          5-30-1991       $1,850,235              --      $227,500

                 INFORMATION REGARDING PARTNERSHIP PROPERTIES




                                                                         APPRAISED
                                                                           VALUE
               TOTAL ACRES                        PURCHASE PRICE          OF FARM
  NAME OF      WATER ACRES)         NUMBER OF         OF FARM            PROPERTY
PARTNERSHIP       OWNED            PONDS OWNED       PROPERTY(1)       AT 7/31/1995
-----------    ------------        -----------       -----------       ------------
CCA I          275(210)                 15           $204,875           $482,479
CCA II         278(211)                 15           $222,400           $466,700
CCA III        318(270)                 14           $625,100           $524,700
CCA IV         254(193)                 13           $488,813           $387,550

                INFORMATION REGARDING PARTNERSHIP TANGIBLE ASSETS


                  CASH AND
                  ACCOUNTS             CATFISH         INVESTMENTS IN         EQUIPMENT AND        TOTAL TANGIBLE
  NAME OF       RECEIVABLE AT         INVENTORY         COOPERATIVES          REAL PROPERTY            ASSETS
PARTNERSHIP      7-31-1995(1)      AT 7-31-1995(1)     AT 7-31-1995(1)     AT 7-31-1995(1)(2)     AT 7/31/1995(1)
-----------      ------------      ---------------     ---------------     ------------------     ---------------
CCA I             $ 77,787           $556,426            $134,123             $541,220              $1,309,556
CCA II            $106,238           $711,939            $181,135             $594,512              $1,593,824
CCA III           $106,243           $661,313            $311,665             $689,568              $1,768,789
CCA IV            $ 47,975           $472,345            $334,442             $548,880              $1,403,642

(1)  Unaudited.  July 31, 1995 was the appraisal date for the Prior
     Consolidation.
(2)  Net of accumulated depreciation.

-------------

         Neither Mr. Hastings or Ms. Hastings nor the Company received units or 10.35% Notes in connection with the General Partner interest in the participating partnerships. The Hastings received no other compensation in connection with the Prior Consolidation other than units in exchange for the L.P. units they owned in the participating partnerships. Mr. Hastings owned 1.25 L.P. units in CCA II, 1.0 L.P. units in CCA III and 1.0 L.P. units in CCA IV and elected to receive units for his limited partnership interests in the Prior Consolidation. In addition, Mr. Hastings exchanged approximately $136,764 of debt owed to him for cash advances by the participating partnerships for units and for Stock upon the exercise of $7.25 Stock Rights received thereby.

THE PROPOSED CONSOLIDATION

         GENERAL. Pursuant to the Proposed Consolidation, the Company will seek to acquire by purchase all of the assets and assume the liabilities of CCA V, CCA VI, CCA VII, CCA VIII. The Proposed Consolidation will consist of three phases as follows.

                  Asset Purchase Phase. In the Proposed Consolidation, the Company will acquire by purchase all of the assets of and will assume the liabilities of each participating partnership. In consideration for the acquisition the assets and liabilities of the Partnerships, the Company will offer the Limited Partners the right to receive either (i) the Company's convertible, 7.15% Notes, or (ii) Units comprised of the Company's common stock, Series A Preferred Stock purchase rights and warrants. Participating Limited Partners will have the right to elect to receive either Units or Notes with respect to their Limited Partnership Units ("L.P. Units"). See "Consideration Offered the Limited Partners" below.

                  Investor Note Exchange Phase. Immediately following the closing of the asset purchase phase of the Proposed Consolidation, (the
"Closing Date"), the Company will offer to acquire up to $1,147,513 of the Investor Notes in exchange for shares of the Company's Series A Preferred Stock. The Investor Notes are 10.35% convertible, collateralized notes issued by CCA V, CCA VII and CCA VIII See the "Investor Note Exchange Offer" below.

                  Rights Offering Phase. Upon the Closing Date, the Stock Rights will be exercisable for a period of 90 days. Each Stock Right entitles the holder thereof to purchase one share of the Company's Series A Preferred Stock for a price of $9.50. See the "Rights Offering" below.

         CONSIDERATION OFFERED THE LIMITED PARTNERS

                  General. AquaPro is offering to issue up to 722,232 Units and/or up to $658,606 in principal amount of its Notes to acquire the Partnerships. Participating Limited Partners will have the right to elect either Units or Notes with respect to the L. P. Units.

         Each Unit is comprised of:

         One (1) Share;

         One (1) Stock Right entitling the holder to purchase one share of Series A Preferred Stock at a price of $9.50 on or before the 90th day following the Closing Date;

         One (1) $7.50 Warrant entitling the holder to purchase one share of Common Stock at a price of $7.50 for a period of 12 months following the Closing Date; and

         One (1) $9.50 Warrant entitling the holder to purchase one share of Common Stock at a price of $9.50 for a period of 24 months following the Closing Date.

         In the case of each of the $7.50 Warrants and the $9.50 Warrants, if not exercised upon expiration, each Warrant is converted into three-tenths (3/10) share of Common Stock and the holder of each Warrant would receive, upon exercise, a credit for the value of said 3/10 share.

                  The 7.15% Notes. The Notes will bear interest at the rate of 7.15% per annum for the period from and including the date of original issuance (expected to be the Closing Date). The Notes are convertible into common shares at any time at the election of the holder at a price of $10.00 per share. The Notes are redeemable at any time, or from time to time, by AquaPro for a Redemption Price equal to their unpaid principal balance plus accrued interest to the date called for prepayment. The extent to which the Company issues Notes in place of Units in the Proposed Consolidation will depend upon elections of the Dissenting Partners whose elections to receive Notes will be honored in full prior to elections for Notes by other Participating Limited Partners. The issuance of the Notes, however, is limited by the Note Restriction which prohibits the issuance of Notes to any Participating Partnership if, as a result of such issuance, the aggregate principal amount of Notes issued to such Participating Partnership in the Proposed Consolidation would exceed 20.0% of the Partnership's estimated Net Exchange Value, as described below, on the Closing Date. Also, Dissenting Partners, if any, will have the first election to receive Notes.

                  The Series A Preferred Stock. The Series A Preferred Stock (the"Preferred Stock") which underlie the $9.50 Stock Rights are part of a series of up to 900,000 shares of Preferred Stock the Company is authorized to issue. As of April 16, 1997, there were 205,662 shares of Preferred Stock outstanding. The

Preferred Stock pays cumulative dividends at the annual rate of $.70. For a description of the Series A Preferred Stock, see Part I, Item 8.

         ALLOCATION OF UNITS. Up to 722,232 Units will be issued in the event of 100% Partnership participation and as few as 173,872 Units in the event of acceptance by only the two smallest Partnerships in terms of Net Exchange Value ("NEV"), CCA VII and CCA VIII ("Minimum Partnership Acceptance") and the maximum amount of Notes are issued. The number of Units issued for each Participating Partnership was derived by dividing the total of the NEV of that Partnership by the Exchange Ratio. See "Determination of Net Exchange Values" below.

         The Units (and the Notes) will be allocated among the Partnerships in accordance with their respective NEV, subject to adjustment in limited circumstances. Under the Proposed Consolidation Agreement, each Participating Limited Partner is entitled to his or her pro rata share of the consideration allocated to the Participating Partnership based upon the Participating Limited Partners' relative percentage ownership of L.P. Units in his or her Partnership. Each Participating Limited Partner may elect to receive Notes subject to satisfaction of elections by any Dissenting Partners and subject to the Note Restriction.

         The Table below sets forth estimates of: (a) the Net Exchange Value at the Closing Date for each of the Partnerships; (b) the maximum number of Units allocable to each of the Partnerships; and (c) the maximum number of Units allocable to the Participating Limited Partners and the maximum number of Notes that the Participating Limited Partners may receive in lieu of Units.

                                      ESTIMATED MAXIMUM              ESTIMATED ALLOCATION PER
                                    ALLOCATION TO LIMITED         $1,000 OF ORIGINAL INVESTMENT
                                     PARTNERS IN EITHER                 BY LIMITED PARTNERS
                                       UNITS OR NOTES               IN EITHER SHARES OR NOTES(4)
                                  ------------------------          ----------------------------
               NET EXCHANGE       NUMBER OF     FACE VALUE           NUMBER OF      FACE VALUE
PARTNERSHIP      VALUE(1)         UNITS (2)     OF NOTES(3)          UNITS            OF NOTES
------------------------------------------------------------------------------------------------
CCA V          $1,582,104          346,889      $316,421              102.95          $469.38
CCA VI            719,962          157,903       143,992              157.90           719.96
CCA VII           499,338          109,515        99,868              103.25           470.76
CCA VIII          491,628          107,825        98,326              119.14           543.24
------------------------------------------------------------------------------------------------
TOTAL          $3,293,032          722,233      $658,607                 ---              ---
100%
Partnership
Participation
================================================================================================


(1) These amounts are subject to adjustment at the Closing under limited circumstances.

(2) This represents the maximum number of Units issuable by AquaPro to the Limited Partners with respect to their L.P. Units in the Partnership based upon the respective Partnership NEV and computed by multiplying the Partnership's NEV by the Exchange Ratio.

(3) The issuance of the Notes is subject to the Note Restriction and as a result the total face value of the Notes is shown as 20% of the estimated aggregate Net Exchange Value of a Participating Partnership. Based upon the estimates of Net Exchange Value used in the Allocation Table, this represents the maximum aggregate principal amount of the Notes that AquaPro is prepared to issue to the Limited Partners of the Partnerships in lieu of the units to which the Limited Partners would otherwise be entitled.

(4) All comparisons have been made in reference to an original capital contribution of $100 per L.P. Unit.

------------------------------------

         DETERMINATION OF NET EXCHANGE VALUES

                  Valuation Methodology. In the Proposed Consolidation, the Units and the Notes will be allocated among the Participating Partnerships in accordance with the Net Exchange Value of each Partnership (subject to adjustment in limited circumstances, as described below). Under the Proposed Consolidation Agreement, each Participating Limited Partner will be entitled to his or her pro rata share of the consideration allocated to his or her Participating Partnership based upon his or her percentage Limited Partner interest in the Participating Partnership. Each Participating Limited Partner may elect to receive Notes rather than Units subject to satisfaction of elections by any Dissenting Partners and subject to restriction that the Notes issued to a Participating Partnership may not exceed 20% of that Partnership's NEV ("the Note Restriction").

         The fairness of the methodology of determining the respective values of the Partnerships and AquaPro for the purposes of the Proposed Consolidation and the determination of the amount of Units offered to the Partnerships in the Proposed Consolidation has been reviewed by Bishop-Crown Investment Research, Inc. ("Bishop-Crown"), an independent investment valuation and research firm. Bishop-Crown will render its Fairness Opinion for the Proposed Consolidation. Bishop-Crown also issued a fairness opinion in the Prior Proposed Consolidation.

                  Determination of Exchange Ratio. The consideration paid by the Company (consisting of the Units and Notes) to the Participating Partnerships in the Proposed Consolidation was allocated in accordance with two sets of procedures: first, procedures for the external allocation of the consideration among the Participating Partnerships; and second, procedures for the internal allocation of the consideration payable to each Participating Partnership among the Participating Limited Partners.

         The amount of Units offered to each Partnership for its assets was determined by the following formula:

Number of Units = Partnership's NEV x EXCHANGE RATIO

Where: EXCHANGE RATIO = (Total Units Offered by AquaPro in Prior Proposed Consolidation)
                        ---------------------------------------------------------------
                                 Total NEV of CCA I, CCA II, CCA III and CCA IV

         The NEV of each of CCA I, CCA II, CCA III, and CCA IV ("CCA I - CCA IV") was determined as of December 31, 1995 (the Closing Date of the Prior Proposed Consolidation) in the same manner as described above for CCA V, CCA VI, CCA VII, and CCA VIII in the Proposed Consolidation.

         COMPUTATION OF NET EXCHANGE VALUES. The NEV of each Partnership was the sum of the fair value of the respective assets of each Partnership as of September 30, 1996 (the "Appraisal Date"), less their respective Liabilities on the Appraisal Date, including the Partnership's Investor Notes. For the purposes of allocating Units in the Proposed Consolidation, the estimated Net Exchange Value of CCA I -CCA IV were calculated as of December 31, 1995, the closing date of the Prior Consolidation. These estimated Net Exchange Values were calculated in the same manner as those for the Partnerships. The value of the assets of each Partnership was calculated based on the appraised values of the Partnerships' real and personal property, as described below.

                  Adjusted Cash. A total of $131,678 of Consolidation costs were charged to CCA I-IV and reflected on their respective December 31, 1995 financial statements. Consolidation expenses have not been charged to the Partnerships and are not reflected in their respective NEVs. Thus, these charges to CCA I-IV were credited to cash to determine their combined NEV. A total of $149,136 was included in Adjusted Cash. This amount represents pond improvement/reconstruction expenditures by CCA III and CCA IV during 1995 which were not reflected in the Appraisals for those Partnerships.

                  Live Fish Inventory. The market value of each Partnership's live fish inventory was determined by estimating the number and respective size by weight of the Partnership's inventory fish at December 31, 1995 for CCA I-IV and September 30, 1996 for CCA V, CCA VI, CCA VII and CCA VIII. The market value was then calculated based on the prevailing wholesale price per pound for food fish and a fingerling price of $1.20 per pound at the time of estimation. The estimated number of each size of fish is based on the Company's inventory accounting procedures, actual inventory sampling and the FISHY program statistical estimates. In valuing the inventory, rates of loss by reason of future mortality or delays in the sale and/or delivery of inventory were ignored. The inventory values reflect all adjustments to the date of valuation by reason of mortality loss rate and reserve changes. Adjustments after the respective valuation dates are not taken into account. Thus, the inventory for CCA I-IV at December 31, 1995 does not reflect the subsequent adjustments of $450,923 for mortality loss and loss reserves against future mortality loss made to certain of the CCA I-IV inventories. Even though such adjustments were, at least in part, made as of December 31, 1995, they were not included in valuing the CCA I-IV inventory because, among other things (1) they were made after the closing of the Prior Consolidation, (2) the consolidation agreement for the Prior Consolidation placed the risk of subsequent asset adjustments on the Company, not the transferring Partnership, and (3) the terms of the Prior Consolidation did not provide for adjustment of the consideration (i.e. number of Units) paid by reason of the Consolidation in the event of subsequent asset adjustments. Moreover, in the Proposed Consolidation, the same terms will apply and none of the Participating Partnerships will be at risk for inventory or other asset adjustments occurring after the closing date.

                  Machinery and Equipment. The value of the machinery and equipment of each Partnership and the CCA I-IV Partnerships is the highest estimated market value realizable upon resale of the Partnership's farm equipment and machinery. The Value for each Partnership (and CCA I-IV as a group) was determined as a fraction of undepreciated costs. The fraction applied was determined based on the general condition and age. The following fractions were applied.

Partnership    CCA I-IV     CCA V     CCA VI     CCA VII     CCA VIII
-----------    --------     -----     ------     -------     --------
Value a        0.60         0.60      0.50       0.60        0.60
fraction of
undepreciated
cost.



                  Investment in Circle Creek Seining Partnership. Circle Creek Seining Partnership ("CCSP") is a cooperative partnership formed and operated to share inventory, transportation and certain maintenance equipment costs among its partners. Its assets consist almost entirely of machinery and equipment which for the valuation purposes were valued at 50% of its original cost on the same basis as the valuation of the machinery and equipment of each Partnership. See discussion above. Because each Partnership's investment in CCSP represents the depreciated cost of its investment in CCSP, for valuation purposes, each Partnership's investment in CCSP was treated as a direct interest in CCSP's machinery and equipment.

                  Real Property. The value of the real property of each Partnership and of the CCA I-IV Partnerships is the appraised value of the property determined by Mr. William J. Toler, independent real estate appraiser, and is supported by an appraisal report by Mr. Toler.

                  Cooperative Stock. The cooperative stock owned by each Partnership and the CCA I-IV Partnerships was valued at its cost.

         The table below sets forth the calculation of the NEV for each Partnership.

               AT 12/31/1995 (UNAUDITED)                AT 9/30/1996 (UNAUDITED)
               -------------------------  ------------------------------------------------------

                   PARTNERSHIPS
                    (CCA I-IV)             CCA V        CCA VI         CCA VII        CCA VIII
------------------------------------------------------------------------------------------------
ASSETS
Adj. Cash(1)        $  356,538          $   30,786   $   22,302      $   25,848     $   21,188
Acc.Receivable         100,503              37,146       52,419          25,392         43,407
Prepaid Expenses        65,100                -0-         -0-             -0-            -0-
Inventory (at
 Market Value)       3,019,915           1,931,450      574,430         526,430        693,240
Coop Stock             659,912             319,755      145,900          43,950         60,000
C.C. Seining (at
 Market Value)          61,712              52,224       25,054          30,000         32,465
Machinery & Equip.
 (at Mkt Value)        364,268             171,689       60,902         108,520        141,641
Real Property (at
 appraised value)(2) 1,861,429             950,000      268,300         359,740        445,197
                    ----------          ----------   ----------      ----------     ----------
Total Assets
 at Fair            $6,489,377          $3,493,050   $1,149,307      $1,119,880     $1,437,138
                    ----------          ----------   ----------      ----------     ----------
 Market Value

LIABILITIES

Current Liabilities                     $  267,650   $  110,776      $   27,118     $   28,432
Long-Term Liab.                          1,643,295      318,569         593,424        917,078
                    ----------          ----------   ----------      ----------     ----------
Total Liabilities   $4,191,814          $1,910,945   $  429,345      $  620,542     $  945,510
                    ----------          ----------   ----------      ----------     ----------

NET EXCHANGE VALUE  $2,297,563          $1,582,105   $  719,962      $  499,338     $  491,628
                    ----------          ----------   ----------      ----------     ----------
(NEV)(3)

EXCHANGE RATIO

Original Capital                        $3,370,550   $1,000,000      $1,060,700     $  905,000

NEV PER ORIGINAL $100                   $   469.39   $   719.96      $   470.76     $   543.24
INVESTMENT                              ----------   ----------      ----------     ----------

Units Offered(4)       419,921

Ex Div-x1.20           503,905

Units Offered (5)                          346,989      157,903         109,515        107,825

UNITS OFFERED PE                            102.95       157.90          103.25         119.14
ORIGINAL $1000 INVESTMENT               ----------   ----------      ----------     ----------

7.15% Note/$1000
inv.(6)                                    $469.39      $719.96         $470.76        $543.24
                                        ----------   ----------      ----------     ----------

          -------------------------
          Notes:

         (1) Includes cash equivalents and certain adjustments. See discussion above.

         (2)      Based on independent appraisals.

         (3) Net Exchange Value equals "Total Assets (appraised)" less "Total Liabilities."

         (4) The maximum number of Units offered to L.P.s of CCA I-IV in the Prior Consolidation.

         (5) The number of Units to be offered to each of CCA V, VI, VII and VIII is based on the same ratio of Units per amount of Net Exchange Value (the "Exchange Ratio") offered to CCA I, CCA II, CCA III and CCA IV, as a group, in the Prior Consolidation as follows:

                       (NEV of Partnership) X (the Exchange Ratio)

         (6) The principal amount of 7.15% Notes offered to dissenting Limited Partners equals their Partnership's NEV per $1,000 of their original investment.

                  MECHANICS OF THE PROPOSED CONSOLIDATION

                  General. As of the Closing Date, each Participating Partnership will organize and transfer all of its assets and liabilities to a newly formed corporation (a "New Corp") in exchange for all of the common stock of the New Corp. Contemporaneously therewith, the New Corp will transfer all of such assets to AquaPro (which will assume such liabilities) in consideration for the issuance of Units and Notes in accordance with the elections made by the Limited Partners of the Participating Partnership. Contemporaneously therewith, the New Corp will distribute such Units and Notes to the Participating Partnership, which will thereupon distribute such Units and Notes to its Limited Partners in accordance with their elections. The New Corp and the Participating Partnership will thereafter dissolve in accordance with Tennessee law.

                  Conditions to Proposed Consolidation. No Partnership will participate in the Proposed Consolidation unless its participation is approved by Limited Partners holding at least a majority of the outstanding L.P. Units of such Partnership and unless at least two of the Partnerships participate in the Proposed Consolidation (the "Minimum Partnership Acceptance"). The Company will not consummate the consolidation unless it is approved by a majority vote of its shareholders. Upon the consummation of the closing of the Proposed Consolidation, each Participating Partnership would be merged into AquaPro and the Limited Partners thereby would receive Units (or as described below, the Notes) in place of his or her L.P. Units. AquaPro will not proceed to consummate the transactions which together comprise the Proposed Consolidation unless the Minimum Partnership Acceptance is achieved and certain other conditions are satisfied.

                  Nonparticipating Partnerships. If the Limited Partners of a Partnership do not approve the Proposed Consolidation by a Majority Vote, no Units or Notes will be issued to the Limited Partners of such Partnership and the Nonparticipating Partnership will continue to operate as a separate legal entity with its own assets and liabilities. There will be no change in governance, investment objectives, policies and restrictions, and the Nonparticipating Partnership will continue to operate in accordance with the terms of its Partnership Agreement.

                  Participation by General Partner. Neither the General Partner nor the Company will receive Shares or Notes in connection with the General Partner interest in the Participating Partnerships. The General Partner will receive no other compensation in connection with the Proposed Consolidation other than Units in exchange for the L.P. Units owned by Affiliates. Ms. Patricia Hastings holds 314 L.P. Units in CCA VI. The General Partner and his Affiliates own no other L.P. Units in the Partnerships.

                  Material Federal Income Tax Considerations. Participating Limited Partners who are subject to income tax will realize taxable gain or loss in the Proposed Consolidation. The amount of any gain or loss recognized by Participating Limited Partners who are subject to income tax will be based upon the allocation provisions of the Partnership Agreement, as amended, of their Partnership as of the date of the Proposed Consolidation. No special distributions of cash will be made to Participating Limited Partners for the payment of any tax. In general, any gain or loss will be recognized in the year of the Proposed Consolidation. The gain or loss from a Proposed Consolidation generally will be treated as arising from the sale of assets used in a trade or business and will be characterized as capital gain or loss or ordinary income or loss, depending upon the amount of each Participating Limited Partner's gains or losses attributable to any sales of assets used in a trade or business. Participating Limited Partners who are not subject to income tax will not recognize a material amount of unrelated business taxable income (UBTI) in the Proposed Consolidation.

         INVESTOR NOTE EXCHANGE OFFER. Immediately following the Closing Date of its purchase of the assets from the Participating Partnerships, the Company will offer to the holders of the Investor Notes of the Participating Partnerships the opportunity to exchange their Investor Notes for Shares of Series A Preferred Stock. The Company will offer 1.30 shares of Preferred Stock for $10.00 in unpaid amounts of principal and accrued interest of each Investor Note. For a description of the terms and conditions of the Series A Preferred Stock see Part I, Item 8.

         The Investor Notes are unsecured obligations of the Partnerships which bear interest at 10.35% per annum. The Investor Notes are payable interest only on a quarterly basis until maturity, when they are due and payable in full. Maturities of the Investor Notes occur in 1999 and 2000. There are a total of $1,147,513 of Investor Notes outstanding. Circle Creek V has a total of $312,700 of Investor Notes outstanding, Circle Creek VII has a total of $239,292 of Investor Notes outstanding, and Circle Creek VIII has a total of $595,521 of Investor Notes outstanding. The Investor Notes are convertible into Limited Partnership Units (and thus Units at the exchange rates stated herein) at the following rates: CCA V - $133.33 per L.P. Unit; CCA VII - $125.00 per L.P. Unit; and CCA VIII - $125.00 per L.P. Unit.

         Up to 149,176 shares of the Series A Preferred Stock could be issued in the Investor Note Exchange. The Investor Note Exchange offer will expire after 60 days unless sooner terminated by the Company. Each Investor Noteholder may elect to accept the offer with respect to all or a portion of an Investor Note. The Investor Notes of those persons electing not to exchange their Investor Notes will remain outstanding and will be assumed by AquaPro pursuant to the Proposed Consolidation. The Company intends to engage one or more broker-dealer firms who are members of the National Association of Securities Dealers, Inc. (the "NASD") to solicit their customers to exchange their Investor Notes. The Company intends to pay such firms commissions equal to 5.0% of the unpaid balance of the Investor Notes exchanged plus options to purchase Common Shares for $7.50 at the rate of one option for each $77.00 of unpaid balance of Investor Notes exchanged. The Options will be exercisable for 4 years commencing one year from the date of issuance.

         THE STOCK RIGHTS OFFERING. As part of the Units, the Company will offer up to 772,232 of the Stock Purchase Rights. Each Stock Right entitles the Holder thereof to purchase one share of the Company's Series A Preferred Stock for a price of $9.50 for a period of 90 days. See "Description of the Series A Preferred Stock" above. The Stock Rights will be transferrable, subject to compliance with applicable state securities laws. The Company intends to engage broker-dealers who are members of the NASD to solicit the exercise of the Stock Rights. The Company intends to pay such broker-dealers commissions equal to 5.0% of the exercise price of the Stock Rights options to purchase Common Shares at a price of $7.50 at the rate of one option for every ten Stock Rights exercised. The Options will be exercisable for 4 years commencing one year from the date of issuance. The Company intends to issue the Stock Rights so that they are exercisable for the 90-day period commencing on the date of their issuance as of the Closing Date of the asset purchase phase of the Proposed Consolidation. However, the Company may, in its sole discretion, delay the commencement of the Stock Rights offering phase until such time as the Company has complied with such regulatory requirements as may be necessary, including the approval of the corporate financing department of the National Association of Securities Dealers regarding the compensation of the soliciting broker-dealers.

         The Company intends to use the net proceeds from the sale of the Series A Preferred Stock pursuant to the exercise of the Stock Rights, if any, for expansion of its catfish inventories, capital improvements and/or to retire existing indebtedness. There is no assurance that the Company will realize proceeds from the Stock Rights Offering or that such proceeds to the extent realized will be sufficient to accomplish one or more of the foregoing.

         DESCRIPTION OF THE PARTNERSHIPS. Each of the Partnerships was sponsored by the Company or its predecessor. The Company owns all of the General Partner's economic interest in each Partnership. The investment objectives of the Partnerships are to acquire and operate a single catfish farm with a view towards potential capital gain from appreciation of the farming operations and real estate. Each Partnership was initially capitalized through the issuance of its L.P. Units which constitute units of Limited Partner interests. The rights, preferences and privileges of the L.P. Units are set forth in the Agreements of Limited Partnership of their respective Partnership (the "Partnership Agreements"). The Partnership Agreements of each Partnership have substantially the same material terms and conditions. Each Partnership sold its L.P. Units to its partners at a price of $100 per L.P. Unit. Set forth in the Table below is certain information concerning each of the Partnerships.

                   PARTNERSHIP ORGANIZATION AND CAPITALIZATION


                                                      ORIGINAL
                                                  LIMITED PARTNER       INVESTOR       MORTGAGE
  NAME OF            NO. OF          DATE OF           CAPITAL          NOTES AT        DEBT AT
PARTNERSHIP         PARTNERS       ORGANIZATION      (L.P. UNITS)     12/31/1996      12/31/1996
-----------         --------       ------------      ------------     ----------      ----------
CCA                  196            04/01/1993        $3,397,300        $ 312,700     $1,070,349(1)
CCA VI                41            05/27/1994         1,000,000           -0-        $  140,800(2)
CCA VII               51            12/31/1994         1,060,700          239,292     $  267,100(3)
CCA VIII              60                                 905,000          595,521     $  244,995(4)


(1) Note payable to a bank monthly principal and interest payments of $11,754 through April 2000 and a final payment of $1,012,802 due April 2000 with interest at Prime plus 2 1/2%.

(2) Note payable to Metropolitan Life Insurance Company requiring annual payments of $6,100 through March 2004 and a final payment of $92,000 due September 2004 with interest payable semi-annually at 9.5%.

(3) Note payable to a bank collateralized by land and equivalent requiring annual payments of $34,307, including interest at variable rates (8.75% at December 31, 1996) through 2015.

(4) Note payable to a bank collateralized by land and equipment requiring annual payments of $31,732, including interest at variable rates (8.75% at December 31, 1996) through 2015.

                 INFORMATION REGARDING PARTNERSHIP REAL PROPERTY

                                                      COST OF REAL        APPRAISED
               TOTAL ACRES                           PROPERTY BEFORE     BY VALUE OF
  NAME OF     (WATER ACRES)            NUMBER OF     DEPRECIATION AT    REAL PROPERTY
PARTNERSHIP       OWNED               PONDS OWNED       12/31/1996       AT 9/30/1996
-----------    -----------            -----------       ----------       ------------

CCA V          668(443)                 44           $950,654         $950,000
CCA VI         170(140)                  8            281,846          268,300
CCA VII        212(189)                 13            325,586          359,740
CCA VIII       242(188)                 16            451,393          445,197


                INFORMATION REGARDING PARTNERSHIP TANGIBLE ASSETS

                                                             INVESTMENTS IN
                  CASH AND                                   COOPERATIVES &         MACHRY., EQUIP.
                  ACCOUNTS                                    CIRCLE CREEK          & REAL PROPERTY            TANGIBLE
  NAME OF       RECEIVABLE AT       CATFISH INVENTORY           SEINING             NET OF ACC. DEPR.           ASSETS
PARTNERSHIP     12/31/1996(1)        AT 12/31/1996(1)        AT 12/31/1996            AT 12/31/1996           AT 12/31/1996
-----------     -------------        ----------------        -------------            -------------           -------------
CCA V             $139,143              $1,145,621             $407,922                $1,125,910              $2,818,596
CCA VI             246,963                 249,635             $194,023                   343,336               1,033,957
CCA VII              2,569                 504,616             $101,286                   404,104               1,012,575
CCA VIII             1,531                 565,229             $124,066                   538,771               1,229,597

         HISTORICAL CASH DISTRIBUTION AND ESTIMATED NET EXCHANGE VALUES
                         PER $1,000 ORIGINAL INVESTMENT

                                               CUMULATIVE
                                              DISTRIBUTION
                                           TO LIMITED PARTNERS
                                         THROUGH 12/31/1996 PER       TOTAL RECEIVED
                    YEAR OF FIRST            $1,000 ORIGINAL          AS A PERCENT OF
PARTNERSHIP NAME     INVESTMENT               INVESTMENT(1)           1,000 INVESTED
----------------     ----------               -------------           --------------

CCA V                  1993                       119                      11.9%

CCA VI                 1994                       113                      11.3%

CCA VII                1994                        78                       7.8%

CCA VIII               1995                        42                       4.2%

----------------------
(1) This column represents the amount of cumulative distributions per $1,000 of original investment that were received by investors in excess of the amount of cumulative net income per $1,000 of original investment. Depreciation on the Partnerships' properties is the primary component of the return of capital.
--------------------------------

ITEM 8.  DESCRIPTION OF SECURITIES

COMMON STOCK

         The Company is authorized to issue up to 100,000,000 shares of no par value Common Stock, of which 1,313,050 were outstanding on April 16, 1997, which amount does not include up to an additional 245,600 shares which would be issued upon the expiration of the unexpired $8.75 Warrants on December 31, 1997. Each of the Common Shares participates equally in dividends and distributions when and as declared by the directors and in net assets of the Company, if any, upon liquidation. The Common Shares will not be subject to redemption, nor will they have any preference, conversion, exchange or preemptive rights. Upon issuance the Shares will be fully paid and nonassessable. The Shares will be evidenced by Share certificates.

         On November 1, 1996 the Company paid a one for five common stock dividend which had a record date of September 18, 1996 (the "September 18 Dividend"). The Company issued 218,994 Common Shares as a result of the September 18 Dividend. No fractional shares were issued. Also, as a result of the share dividend, the Company's outstanding options, warrants and convertible securities, including the $8.75 Warrants and the $6.25 employee options and Director Options, were adjusted.

PREFERRED STOCK

         The Company is authorized to issue 1,000,000 shares of preferred stock in such series as the Board of Directors may from time to time determine. The Board of Directors has authorized the issuance of up to 900,000 shares of Series A Preferred Stock, of which 205,662 shares were issued and outstanding on April 16, 1997. The Series A Preferred Stock ranks senior to the Company's Common Stock, as to the payment of dividends and distributions of assets upon liquidation. Following is a summary of the rights, preferences and privileges of the Series A Preferred Stock.

                  Dividends. Holders of the Preferred Shares are entitled to receive, when and as dividends on the Preferred Shares are declared by the Board of Directors out of funds legally available therefor, cash dividends from the issue date of the Series A Preferred Stock, accruing at the rate per share of
(i) $0.70 per annum (equivalent to 7.0% per annum); or (ii) $0.175 per quarter for each of the Preferred Shares, payable quarterly in arrears on January 1, April 1, July 1, and October 1 of each year, commencing October 1, 1996, or if any such date is not a business day, the next succeeding business day. The initial dividend payable on a Preferred Share will be reduced to the extent such share was outstanding less than the entire quarter in which it is issued. Dividends will cease to accrue in respect of the Preferred Stock on the Mandatory Conversion Date or on the date of their earlier conversion or redemption. The Company, in its sole discretion, may pay up to two quarterly dividends during any eight consecutive quarters in Common Shares. For the purposes of any such dividend payments, the Common Shares shall be valued at a price of $6.25 (the "Payment Ratio").

                  Mandatory Conversion of the Preferred Shares. On the Mandatory Conversion Date, unless either previously converted at the option of the holder or redeemed by the Company, each outstanding Preferred Share will mandatorily convert into the greater of (i) 1.33 shares of Common Stock or (ii) the number of Common Shares equal to the Liquidation Preference ($10.00) divided by the Current Market Price. The Current Market Price is the average closing price of the Common Shares during the 65 consecutive trading days immediately preceding the Mandatory Conversion Date.

                  Optional Redemption By the Company. At any time on and after January 1, 2000 (the "First Call Date"), the Company may, in its sole discretion, redeem in whole or in part the Series A Preferred Shares at a price of $10.00 per Share plus accrued but unpaid dividends thereon (the "Call Price"). The Company shall give not less than 30 nor more than 60 days notice prior to the date of such redemption.

                  Conversion at the Option of the Holder. The Preferred Shares are convertible, in whole or in part, at the option of the holder, at any time before the Mandatory Conversion Date, unless previously redeemed, into Common Shares at a rate of 1.33 Common Shares for each Preferred Share, which is equivalent to a conversion price of $7.50 per Common Share. The right to convert Preferred Shares called for redemption will terminate immediately before the close of business on any redemption date with respect to such shares.

                  Certain Adjustments. The conversion rates applicable to a conversion of the Preferred Stock are subject to adjustment in certain circumstances.

                  Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of outstanding Preferred Stock are entitled to receive an amount equal to $10.00 per share, plus accrued and unpaid dividends thereon (the "Liquidation Preference"). The Preferred Shareholders have a right to receive the Liquidation Preference in pari passu, i.e. ratably, with the rights of holders of Parity Preferred Stock (as defined herein), if any, out of the assets of the Company available for distribution to shareholders, before any distribution of assets is made to holders of Junior Stock (as defined herein).

                  Voting Rights. The holders of Preferred Shares will not have the right to vote (except as otherwise provided by law) or, in the event that the equivalent of three (3) quarterly dividends payable on the Series A Preferred Stock shall be in arrears. In the latter event, holders of the Series A Preferred Stock are entitled to twenty-five (25) votes per share and to vote with the common stock for any duly called election for a director of the Company. Such right shall continue until all dividends in arrears and dividends in full for the current quarterly period have been paid or declared and set apart for payment.

WARRANTS

The Company has the following Warrants outstanding as of April 16, 1997.


NUMBER OF UNDERLYING
   COMMON SHARES              EXERCISE PRICE             EXPIRATION DATE
   -------------              --------------             ---------------

     682,220                      $8.75                     12/31/1997
     205,662                       7.50                     12/31/1998


         Each warrant entitles the registered holder thereof to purchase from the Company one Share of its Common Stock at the respective exercise price, stated through the close of business on the expiration date stated. Unless otherwise stated, the terms and conditions of the $8.75 Warrants and $7.50 Warrants are identical. The Warrants will be issued pursuant to the terms of the respective warrant agreements. The Company acts as its own warrant agent.

         In the event an $8.75 Warrant is not exercised by its expiration date, it will be converted into thirty-six one hundredths (0.36) common share. The Company may accelerate the expiration date of the $8.75 Warrant in the event the Shares have had a closing price of not less than 150% of the $8.75 Warrant exercise price for a period of 15 consecutive trading days ending not more than 10 calendar days immediately prior to the date of such notice. Notice of acceleration must be mailed to all Warrantholders at least thirty (30) days before the date to which the Expiration Date has been accelerated. The Company may, at its sole election, redeem all but not part of the $8.75 Warrants at any time or from time to time, upon written notice to the holders thereof at least thirty (30) days prior to the date set for redemption and the issuance to the Warrantholder of thirty-six one hundredths (0.36) common share on the redemption date.

         The exercise price, the number and kind of securities issuable on exercise of any warrant, and the number of warrants are subject to adjustment upon the occurrence of certain events, including mergers, reorganizations, stock dividends or distributions, and certain subdivisions, combinations or reclassification of the common shares.

OPTIONS

         At April 16, 1997, the Company has outstanding options for the purchase of a total of 123,000 Common Shares at a price of $6.25 per share. Options for the purchase of 60,000 shares expire on March 31, 2002 and the remainder expire on March 31, 2003. All of these options were issued to the Company's officers or directors as compensation. See Part I, Item 6.

         The Company has outstanding the options stated in the table below (the "Agent Options"), which were issued to broker-dealers as additional underwriting compensation for services in the 1996 Rights Offering and in the placement of the securities of the Circle Creek Partnerships.



                      NO. OF SHARES
ORIGINAL ISSUER     UNDERLYING OPTION   EXERCISE PRICE      EXPIRATION DATE
---------------     -----------------   --------------      ---------------
CCA V                      302               $9.38           December, 2000
CCA VII                    594                9.38           December, 2000
CCA VIII                   580                9.38           December, 2000
AquaPro Corporation in  39,117                9.38               June, 2001
1996 Rights Offering



DEBT SECURITIES

         As of March 19, 1997, the Company has outstanding a total of approximately $363,593 of noninstitutional long-term debt obligations as follows:

                                                            PRINCIPAL BALANCE
TYPE OF NOT                   GENERAL DESCRIPTION             OUTSTANDING
-----------                   -------------------             -----------

10.35% Notes             10.35% interest only payable         $363,593
                         quarterly, notes due on December
                         31, 2002, convertible into
                         common shares at $10.42 per share.


         The 10.35% Convertible Notes due December 31, 2002 were issued pursuant to the Prior Consolidation.

TRANSFER AGENT

         The Company currently acts as its own registrar and transfer agent. The Company will engage an independent registrar and transfer agent prior to the time it lists its Common Stock on a national securities exchange.

REGISTRATION OBLIGATIONS

         The Company has certain obligations to register the resale of the Common Stock underlying the Series A Preferred Stock under the 1933 Act. The Company also has certain obligations to register the resale of common stock underlying the underwritten options. However, such registration of the Underlying Common Shares is required only if and when the Company lists the Common Shares on a national securities exchange and there is no assurance the Company will be able to do so.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         Not Applicable


ITEM 2.  LEGAL PROCEEDINGS

         No material litigation is currently pending or threatened against the Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         None

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         Set forth below is information for all securities that the Company has sold in the past three (3) years without registering said securities under the Securities Act of 1933 (the "1933 Act"). Share numbers and prices have not been adjusted to reflect the September 18 dividend. See Part I, Item 8 above.

         Between December 31, 1995 and June 15, 1996, Registrant issued the following securities in connection with its acquisition of four (4) affiliated partnerships (the "Prior Consolidation"). See Part I, Item 7 above.

         The Company issued 404,764 units of its equity securities, and $149,098 in principal amount of its 10.35% Notes, to approximately 240 limited partners of the four partnerships acquired in the Prior Consolidation. The units were issued at a price of $10.00 per unit. The notes were issued at par. The units and notes were issued for net assets valued at $4,199,210 for the purposes of the transaction.

         The Company issued 167,876 units to approximately 25 persons who were holders of certain debt obligations of the Partnerships acquired in the Prior Consolidation. These units were issued at the rate of $10.00 per unit in unpaid balance of debt obligation exchanged. A total of $1,678,762 in principal amount of the notes were exchanged.

         The Company issued 362,704 shares of its common stock upon the exercise of stock rights issued as part of the units in the Prior Consolidation. The exercise price of the stock rights was $7.25. Gross cash proceeds in the amount of $2,667,217 were received from the Rights Offering. The Company paid commissions of 5% of the exercise price of the stock rights exercised to broker-dealers who provided solicitation services in the exercise of the stock rights. As additional compensation to these persons, the Company issued a total of five-year options to purchase a total of 32,598 shares at a price of $9.38.

         The Company issued 2,994 units at $10.00 per unit and 18,864 shares at a price of $7.25 per share to Mr. Hastings in consideration of the cancellation of a total of $166,704 of indebtedness.

         Each unit issued in the Prior Consolidation was comprised of one Common Share; one stock right entitling the holder to purchase one Common Share at $7.25; one warrant entitling the holder to purchase one

Common Shares for $8.25 within twelve (12) months following the Closing Date; and one warrant entitling the holder to purchase one Common Share for $10.50 within twenty-four (24) months following the closing date, which warrant, if not exercised prior to expiration, is converted into three-tenths (0.3) Common Shares.


         The 10.35% Notes in the Prior Consolidation are due December 31, 2002 and bear interest at the rate of 10.35% per annum for the period from and including the date of original issuance. The 10.35% Notes are convertible into common stock at a price of $10.42 per share.

         In issuing its securities in the Prior Consolidation the Company relied on the exemptions set forth in Section 3(a)(10) of the 1933 Act by reason of the approval of the offer and sale of said securities by the California Commissioner of Corporations pursuant to a Fairness Hearing duly noticed and held pursuant to
Section 25142 of the California Corporate Securities Law of 1968.

         At December 31, 1995, the Company issued 7-year options for the purchase of 45,000 restricted Common Shares to five officers valued at $3.25 per share and at December 31, 1996, the Company issued a total of 45,000 restricted Common Shares to four officers valued at $3.125 per Share.

         Pursuant to the September 18 Dividend, the Company issued 218,994 shares as a one-for-five stock dividend to shareholders of record on September 18, 1996.

         Over the past three years, the Company issued options which, when exercisable, will entitle the holders thereof to purchase a total of 1,476 shares at a price of $9.38 as additional underwriting compensation to broker-dealer firms which placed L.P. Units and/or Investor Notes in CCA V, CCA VII and CCA VIII.


         At December 31, 1995, the Company issued options for the purchase of 7,500 shares for $7.50 per share to three Directors, and at December 31, 1996, the Company issued 7-year options to purchase 10,000 shares at $6.25 per share to four Directors. The options were issued as compensation to the Company's Board of Directors.

         In issuing the foregoing options, the Company relied on the exemptions under Section 4(2) of the 1933 Act and Rule 701, promulgated thereunder.

         Commencing on September 10, 1996 through April 16, 1997, Company sold a total of 205,662 Preferred Units, each Unit consisted of one share of the Company's Series A Preferred Stock and one $7.50 Common Stock Purchase Warrant. Units were sold at $10 per Unit to a total of 90 accredited persons and not more than 35 non-accredited persons within the meaning of Rule 506 of the 1933 Act. For a description of the Series A Preferred Stock, please see Part I, Item 8 above. The Company offered and sold the Series A Preferred Stock and $7.50 Common Stock Purchase Warrants in reliance upon the exemption set forth in Rule 506 of Regulation D promulgated under the 1933 Act.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Certificate of Incorporation provides that a Director's liability for breach of fiduciary duty shall be limited to the full extent allowable under Tennessee law. The Company's Certificate of Incorporation, Bylaws and Tennessee state law provide broad indemnification rights to Directors and officers who act in good faith, and in a manner reasonably believed to be in or not opposed to the best interests of AquaPro, and with respect to criminal actions or proceedings, without reasonable cause to believe the conduct was unlawful. They further provide that the Company has the power to
(a) indemnify against judgments, fines, amounts paid in settlement and expenses actually and reasonably incurred by the party seeking indemnification, (b) advance expenses incurred in defending any civil, criminal, administrative or investigative action, suit or proceeding prior to disposition of such action, suit or proceeding upon the Company's receipt of an undertaking by or on behalf of such Director or officer to repay such amount if it is ultimately determined he is not entitled to be indemnified; and (c) purchase and maintain insurance on behalf of a Director or officer against any liability asserted against and incurred by him in such capacity, whether or not the Company would have the power to indemnify him against such liability. In addition, to the extent a Director or officer has been successful on the merits, or otherwise, in the defense of any action, suit or proceeding to which he was subject by reason of the fact that he is or was a Director or officer, he shall be entitled to mandatory indemnification against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

                                    PART F/S

         Please see the Company financial statements for the year ended December 31, 1996 attached hereto.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

         See attached Exhibit Index to Form 10-SB.



ITEM 2.  DESCRIPTION OF EXHIBITS

         Attached, as appropriate, the issuer files those documents required to be filed as Exhibit Numbers 2, 3, 5, 6, and 7 in Part III of Form 1-A.

                             AQUAPRO CORPORATION

                         EXHIBIT INDEX TO FORM 10-SB

                                                         Exhibit         Seq.
                       Item                              Number          Page No.
                       ----                              -------         --------
AquaPro's Charter                                        3.1

AquaPro's Amended and Restated Charter                   3.2

AquaPro's Articles of Correction to Charter              3.3

AquaPro's Articles of Amendment to Charter               3.4

AquaPro's First Amended and Restated Bylaws              3.5

Plan and Agreement of Consolidation for CCA I-IV         3.6

Plan and Agreement of Consolidation for CCA V-VIII       3.7

Articles of Merger of CCA I, CCA II, CCA III, CCA IV,
and AquaPro Corporation                                  3.8

Form of Common Stock Certificate                         4.1

Form of $10.50 Common Stock Warrant                      4.2

Form of $10.50 Warrant Agreement                         4.3

Form of 10.35% Debenture                                 4.4

Form of 10.35% Loan Note Agreement                       4.5

Form of Series A Preferred Stock Certificate             4.6

Form of $7.50 Common Stock Warrant                       4.7

Marketing Agreement with Delta Pride                     10.1

Agreements with Delta Western ("Indi Bell")              10.2

Security Agreement, Guaranty, Note with Community
Bank                                                     10.3

Note, Deed of Trust, Security Agreement with Met
Life (Balmoral)                                          10.4

Note and Deed of Trust with Met Life (Cypress Lake)      10.5

Employment Agreement with George S. Hastings, Jr.        10.6

Employment Agreement with Patricia G. Hastings           10.7

                                  SIGNATURES

      In accordance with Section 13 or 15(d) of the Exchange Act, the Company caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           AQUAPRO CORPORATION

Date: May 2, 1997                  By: /s/ George S. Hastings, Jr.
                                           --------------------------------
                                           George S. Hastings, Jr.
                                           Chairman of the Board,
                                           Chief Executive Officer,
                                           President and Director

     In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.


          Name                           Title                        Date
          ----                           -----                        ----
/s/ George S. Hastings, Jr.      Chairman of the Board, Chief      May 2, 1997
-----------------------------    Executive Officer, President,
George S. Hastings, Jr.          and Director (Principal
                                 Executive Officer)

/s/ Patricia G. Hastings         Vice President, General           May 2, 1997
-----------------------------    Counsel, Secretary, and
Patricia G. Hastings             Director

/s/ Eric P. Braschwitz           Chief Financial Officer           May 2, 1997
-----------------------------    (Principal Financial
Eric P. Braschwitz               and Accounting Officer)

/s/ Joseph Duncan, Sr.           Director                          May 2, 1997
-----------------------------
Joseph Duncan, Sr.

/s/ Roger A. Daley               Director                          May 2, 1997
-----------------------------
Roger A. Daley

INDEX TO FINANCIAL STATEMENTS AND PRO FORMA INFORMATION
As of December 31, l996 and 1995 and for the Years Then Ended

                                                                 PAGE
                                                                 ----
AQUAPRO CORPORATION (REGISTRANT)

Report of Independent Auditors                                   F-3
Consolidated Balance Sheets                                      F-4
Consolidated Statements of Operations                            F-6
Consolidated Statements of Stockholders' Equity                  F-7
Consolidated Statements of Cash Flows                            F-8
Notes to Consolidated Financial Statements                       F-9

ENTITIES INCLUDED IN THE PROPOSED ACQUISITION:

CIRCLE CREEK AQUACULTURE V, LP

Report of Independent Auditors                                  F-23
Balance Sheets                                                  F-24
Statements of Operations                                        F-25
Statements of Partners' Capital                                 F-26
Statements of Cash Flows                                        F-27
Notes to Financial Statements                                   F-28

CIRCLE CREEK AQUACULTURE VI, LP

Report of Independent Auditors                                  F-35
Balance Sheets                                                  F-36
Statements of Operations                                        F-37
Statements of Partners' Capital                                 F-38
Statements of Cash Flows                                        F-39
Notes to Financial Statements                                   F-40

CIRCLE CREEK AQUACULTURE VII, LP

Report of Independent Auditors                                  F-47
Balance Sheets                                                  F-48
Statements of Operations                                        F-49
Statements of Partners' Capital                                 F-50
Statements of Cash Flows                                        F-51
Notes to Financial Statements                                   F-52

                                     F-l

INDEX TO FINANCIAL STATEMENTS AND PRO FORMA INFORMATION
As of December 31, 1996 and 1995 and for the Years Then Ended

                                                                PAGE
                                                                ----
CIRCLE CREEK AQUACULTURE VIII, LP

Report of Independent Auditors                                  F-60
Balance Sheets                                                  F-61
Statements of Operations                                        F-62
Statements of Partners' Capital                                 F-63
Statements of Cash Flows                                        F-64
Notes to Financial Statements                                   F-65

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Introductory Statement                                          F-73
Pro Forma Consolidated Balance Sheet as of
  December 31, l996                                             F-74
Pro Forma Consolidated Statements of Operations for
  the year ended December 31, l996                              F-75
Pro Forma Consolidated Statements of Operations for
  the year ended December 31, l995                              F-76
Notes to Pro Forma Consolidated Financial Statements            F-77


                       Report of Independent Auditors


The Board of Directors and Stockholders
AquaPro Corporation

We have audited the accompanying consolidated balance sheets of AquaPro Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material aspects, the consolidated financial position of AquaPro Corporation and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

                                                /s/ Ernst & Young, LLP


Jackson, Mississippi
February 21, 1997

                             AquaPro Corporation

                         Consolidated Balance Sheets



                                                   DECEMBER 31
                                                1996         1995
                                             ----------------------
ASSETS
Current assets:
 Cash and cash equivalents                    $  729,965   $  157,377
 Trade accounts receivable                       233,539      101,219
 Receivables from affiliates                     463,193       76,207
 Live fish inventories (Note 4)                2,137,767    2,351,576
 Prepaid expenses                                  3,753          175
                                             ------------------------
Total current assets                           3,568,217    2,686,554


Property, buildings and equipment (Note 4):
 Land                                            965,644      965,644
 Ponds and improvements                        1,915,391    1,671,636
 Buildings                                        96,161       84,016
 Machinery and equipment                         695,331      637,454
                                             ------------------------
                                               3,672,527    3,358,750
 Accumulated depreciation                      1,088,195      944,338
                                             ------------------------
                                               2,584,332    2,414,412


Investments in cooperatives (Notes 3 and 4)      636,912      656,912
Investment in Circle Creek Seining Company       110,893      123,424
Delivery rights, net                              61,031       65,100
Deferred loan costs, net                               -      115,037
Other intangible assets, net                       6,614       15,258


                                             ------------------------
Total assets                                  $6,967,999   $6,076,697
                                             ========================


                                                                           DECEMBER 31
                                                                   1996                  1995
                                                              ----------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable (Note 4):
    Banks                                                     $         -             $  336,288
    Officers and directors                                              -                481,242
    Others                                                        293,525                208,525
  Accounts payable                                                169,097                140,206
  Payable to affiliates                                                 -                125,934
  Accrued salaries                                                240,662                233,501
  Other accrued expenses                                           54,603                 41,468
  Current maturities of long-term debt (Note 4)                    29,284                365,546
                                                              ----------------------------------
Total current liabilities                                         787,171              1,932,710

Long-term debt, less current maturities (Note 4)                  960,661              2,766,461

Stockholders' equity:
  Series A Preferred Stock, no par value - authorized
    900,000 shares, cumulative, convertible, issued and
    outstanding 104,534 in 1996 and none in 1995 (Note 7)         748,169                      -
  Preferred stock, par value to be determined by the
    Board of Directors - authorized 100,000 shares, none
    issued                                                              -                      -
  Common stock, no par value - authorized 100,000,000
    shares, issued and outstanding 1,318,537 shares in
    1996 and 530,099 shares in 1995 (Note 5)                    6,321,492              2,316,259
  Unearned compensation                                          (112,500)               (93,750)
  Retained earnings (deficit)                                  (1,736,994)              (844,983)
                                                              ----------------------------------
Total stockholders' equity                                      5,220,167              1,377,526
                                                              ----------------------------------
Total liabilities and stockholders' equity                    $ 6,967,999             $6,076,697
                                                              ==================================



See accompanying notes.

                             AquaPro Corporation

                    Consolidated Statements of Operations



                                                   YEAR ENDED DECEMBER 31
                                                   1996             1995
                                                -----------------------------
Revenues:
Net sales                                         $2,654,224       $2,172,908
Management fees from affiliates (Note 9)             183,050          146,868
Fee income from affiliates (Note 9)                        -          381,675
                                                -----------------------------
                                                   2,837,274        2,701,451

Cost of products sold                              2,492,682        1,645,946
Selling, general and administrative (Note 5)       1,027,654        1,308,129
                                                -----------------------------
Operating loss                                      (683,062)        (252,624)

Other expense:
 Interest expense                                   (188,651)        (409,245)
 Other, net                                          (15,073)         (26,567)
                                                -----------------------------
                                                    (203,724)        (435,812)
                                                -----------------------------
Loss before income taxes                            (886,786)        (688,436)
Current federal and state income taxes                     -            3,500
                                                -----------------------------
Net loss                                          $ (886,786)      $ (691,936)
                                                =============================
Net loss per share                                $    (0.80)      $    (1.09)
                                                =============================

See accompanying notes.
                                     F-6

                             AquaPro Corporation

                Statements of Changes in Stockholders' Equity





                                                                       Additional                                    Total
                                      Common Stock     Preferred Stock  Paid-In       Unearned       Earnings    Stockholders'
                                    Shares    Amount   Shares Amount    Capital     Compensation    (Deficit)       Equity
                                   ------------------------------------------------------------------------------------------
Balance at January 1, 1995         510,099  $2,315,357      -   $ -      $19,894       -          $  (153,047)    $2,182,204
Net loss for 1995                                                                                    (691,936)      (691,936)
Retirement of partnership
 interest (Note 1)                                                       (19,894)                                    (19,894)
Common stock issued to
 employees for services             20,000     150,000                                (150,000)                            -
Amortization of unearned
 compensation
Conversion of partnership                                                               56,250                        56,250
 units to notes payable                       (149,098)                                                             (149,098)
                                 ---------------------------------------------------------------------------------------------
Balance at December 31, 1995       530,099   2,316,259      -     -         -          (93,750)      (844,983)     1,377,526
Net loss for 1996                                                                                    (886,786)      (886,786)
Common stock issued to
 employees for services             20,000     150,000                                (150,000)                            -
Amortization of unearned
 compensation                                                                          131,250                       131,250
Conversion of debt to
 stock (Note 4)                    186,740   1,717,305                                                             1,717,305
Common stock issued                362,704   2,137,928                                                             2,137,928
Preferred stock issued                                  104,534  748,169                                             748,169
One-for-five common stock split    218,994                                                                                 -
Preferred stock-cash dividend                                                                          (5,225)        (5,225)
                                 --------------------------------------------------------------------------------------------
Balance at December 31, 1996     1,318,537  $6,321,492  104,534 $748,169 $     -     $(112,500)   $(1,736,994)    $5,220,167
                                 ============================================================================================

See accompanying notes.

                             AquaPro Corporation

                    Consolidated Statements of Cash Flows



                                                                       YEAR ENDED DECEMBER 31
                                                                         1996          1995
                                                                     --------------------------
OPERATING ACTIVITIES
Net loss                                                              $ (886,786)     $(691,936)
Adjustments to reconcile net loss to net cash provided by (used in)
 operating activities:
  Depreciation and amortization                                          379,934        265,192
  Equity in losses on investment in cooperatives                          20,000         69,501
  Equity in losses of Circle Creek Seining Company                        12,531         24,241
  Changes in operating assets and liabilities:
   (Increase) decrease in trade accounts receivable                     (132,320)        20,590
   Increase in receivable from affiliates                               (386,986)       (48,219)
   (Increase) decrease in live fish inventories                          213,809        (11,317)
   (Increase) decrease in prepaid expenses and other assets               (3,578)         9,850
   Increase in accounts payable and accrued expenses                      49,187        243,400
   (Decrease) increase in payables to affiliates                        (125,934)       125,934
                                                                      -------------------------
Net cash provided by (used in) operating activities                     (860,143)         7,236

INVESTING ACTIVITIES - Purchases of property and equipment              (389,075)      (113,127)

FINANCING ACTIVITIES
Net (decrease) increase in notes payable                                (732,530)       143,022
Principal payments on long-term borrowings                              (627,383)       (61,599)
Proceeds from long-term borrowings                                       300,847              -
Proceeds from exercise of stock purchase rights                        2,137,928              -
Proceeds from issuance of preferred stock                                748,169              -
Retirement of partnership units                                                -        (19,894)
Payments of preferred stock dividends                                     (5,225)             -
                                                                      -------------------------
Net cash provided by financing activities                              1,821,806         61,529
                                                                      -------------------------
Net increase (decrease) in cash and cash equivalents                     572,588        (44,362)
Cash and cash equivalents at beginning of year                           157,377        201,739
                                                                      -------------------------
Cash and cash equivalents at end of year                              $  729,965      $ 157,377
                                                                      =========================

SUPPLEMENTAL CASH FLOW INFORMATION-
Interest paid                                                         $  168,138      $ 434,935
                                                                      =========================

NON-CASH FINANCING ACTIVITIES-
Conversion of notes payable and long-term debt to common stock        $1,717,305      $       -
                                                                      =========================
Common stock issued to employees for services                         $  150,000      $ 150,000
                                                                      =========================
Conversion of long-term debt to 10.35% convertible notes payable      $  214,495      $       -
                                                                      =========================


See accompanying notes.

                             AquaPro Corporation

                  Notes to Consolidated Financial Statements

                              December 31, 1996


1.  SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BUSINESS

Effective as of the close of business on December 31, 1995, the assets, liabilities and business of Circle Creek Aquaculture, L.P., Circle Creek Aquaculture II, L.P., Circle Creek Aquaculture III, L.P. and Circle Creek Aquaculture IV, L.P. (collectively, the "Partnerships") were merged into AquaPro Corporation (the "Company") (see Note 2). Also effective as of the close of business on December 31, 1995, the shareholders of American Fisheries Corporation ("American") and Circle Creek Aquaculture, Inc. ("Circle Creek, Inc.") exchanged the issued and outstanding shares of those respective companies for shares of the Company.

The merger of American, Circle Creek, Inc. and the Partnerships has been accounted for as though it were a pooling of interests because of common control. The accompanying consolidated financial statements as of and for the years ended December 31, 1995 have been restated to give effect to the transactions described above and in Note 2. The amounts in the accompanying financial statements are based on historical cost. Significant intercompany transactions and balances have been eliminated in consolidation.

The Company is engaged primarily in catfish farming on 883 water acres within the State of Mississippi. Catfish farming is conducted in a few southern states, principally Mississippi, Louisiana, Alabama and Arkansas. Catfish are sold principally to retail grocery stores and restaurants by catfish processors. The Company's sales are to a limited number of processors and collateral is generally not required. Three processors represented 53%, 24% and 17%, respectively, of the Company's net sales for the year ended December 31, 1996 and 42%, 28% and 25%, respectively, for the year ended December 31, 1995.

Fish prices are affected by changes in market demand and supply and may fluctuate significantly from period to period.

USE OF ESTIMATES

Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                             AquaPro Corporation

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

LIVE FISH INVENTORIES

Live fish inventories are stated at the lower of average cost or market.

Live fish inventories are purchased as "fingerlings" (generally, 5 to 6 inches in length) and are grown out to a marketable size over 9 to 18 months. Because the Company's production cycle for fish generally exceeds one year, management anticipates certain live fish inventories on hand at December 31, 1996 may not be sold in 1997. Live fish inventories are classified as a current asset in the accompanying balance sheets which is consistent with the industry practice. The quantities of live fish inventories are determined based upon estimated growth from feed fed to each pond and are reduced for the actual quantities sold and estimated mortality. Cost associated with live fish production are accumulated during the growing period and consist principally of feed, labor and overhead costs required to grow the live fish to a marketable size. Each pond is closed periodically and the estimated pounds are adjusted to the actual harvest. Live catfish are highly susceptible to disease, oxygen depletion and extreme temperatures which could result in high mortality. Management continually monitors each pond and takes appropriate actions to minimize the risk of loss from mortality. Given the nature of the live fish inventories, it is reasonably possible that the Company's actual live fish mortality will vary significantly from estimates. The cost of producing fish for harvest is subject to the cost of grains which is susceptible to significant fluctuations in the commodity markets. The Company establishes prices for a portion of its anticipated feed purchases over specified periods of time through various feed purchase agreements.

PROPERTY, BUILDINGS AND EQUIPMENT

Property, buildings and equipment are stated at cost. Depreciation is provided by the straight-line method over the assets' estimated useful lives (15 years for ponds and improvements, 15 years for buildings, and 7 years for machinery and equipment).

                             AquaPro Corporation

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENT IN CIRCLE CREEK SEINING COMPANY

The Company owns a 47.6% interest in the Circle Creek Seining Company (the "Seining Company") which is accounted for using the equity method. Included in other expense in the accompanying statements of operations is expense of $12,531 and $24,241 applicable to the Corporation's interest in the Seining Company's losses for the years ended December 31, 1996 and 1995, respectively. The Seining Company is a joint venture organized to provide seining and hauling services to certain catfish farms. The Seining Company charged the Company seining and hauling fees totaling $262,689 and $177,675 for the years ended December 31, 1996 and 1995, respectively, which are included in selling, general and administrative expenses in the accompanying statements of operations. At December 31, 1996, the net assets of the Seining Company were approximately $390,000.

INVESTMENTS IN COOPERATIVES

Investments in cooperatives are stated at original cost adjusted for allocation of earnings or losses, net of distributions.

DEFERRED LOAN COSTS

Cost incurred to obtain long-term financing are amortized on a straight-line basis over the term of the related debt. Accumulated amortization of deferred loan costs was $98,899 at December 31, 1995.

INCOME TAXES

Income taxes are accounted for by the Company using the liability method in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Deferred income taxes relate to temporary differences between assets and liabilities recognized differently for financial reporting and income tax purposes.

                             AquaPro Corporation

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

STOCK BASED COMPENSATION

The Company grants stock options for a fixed number of shares to employees with an exercise price equal to estimated fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees", and, generally, recognizes no compensation expenses for the stock option grants.

STOCK SPLIT

During 1996, the Company's Board of Directors declared a one for five stock split effected in the form of a stock dividend. All historical share and per share data presented herein have been restated for the effect of the stock split.

NET LOSS PER COMMON SHARE

Net loss per share is computed by dividing net loss applicable to common stock (net loss less dividend requirements for preferred stock of $5,225 in 1996) by the weighted average number of common shares outstanding (1,115,087 shares in 1996 and 636,119 shares in 1995, adjusted for the one-for-five stock split).
As a result of the mergers described in Note 2, the common stock outstanding on December 31, 1995 is considered outstanding for the entire year in 1995 for purposes of the weighted average shares calculation. Common equivalent shares (stock options and warrants) outstanding have not been included, due to their antidilutive effects.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In March 1995, the FASB issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The effect of adoption of Statement 121 in 1996 was not material to the Company's financial position or operations.

                             AquaPro Corporation

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECLASSIFICATIONS

Certain reclassifications have been made to the 1995 consolidated financial statements to conform to 1996 presentation.

2.  MERGERS

Effective as of the close of business on December 31, 1995, The Company issued 105,334 shares of its common stock in exchange for all of the outstanding common stock of American and Circle Creek, Inc.

Also, effective as of the close of business on December 31, 1995, all assets and liabilities of the Partnerships were merged into the Company by vote of the limited partners of each Partnership (the "Merger"). In consideration for the Merger, AquaPro issued 404,764 "Units" to the limited partners (see Note 5) and $149,098 of 10.35% convertible notes due on December 31, 2002 (see Note 4).

The mergers are accounted for as a reorganization of the entities under common control into the Company. Accordingly, the transactions are accounted for on the historical cost basis of American, Circle Creek, Inc. and the Partnerships. The carrying amounts for common stock of American and Circle Creek, Inc. and the general and limited partners' capital of the Partnerships were transferred to the Company's common stock as of January 1, 1995.

In connection with the mergers, $131,678 of merger costs and expenses were incurred and have been included in selling, general and administrative expenses in the accompanying consolidated statement of operations for the year ended December 31, 1995. The merger costs and expenses consisted principally of legal and consulting fees. The net loss for the year ended December 31, 1995 consisted of a net loss of $461,399 attributable to the Partnerships, a net loss of $192,791 attributable to Circle Creek, Inc., and net income of $18,504 attributable to American.

                             AquaPro Corporation

3.  INVESTMENTS IN COOPERATIVES

Investments in cooperatives consist of the following:


                                     DECEMBER 31
                                   1996      1995
                                 ------------------
 Catfish processing cooperative  $594,672  $614,672
 Feed mill cooperative             42,240    42,240
                                 ------------------
                                 $636,912  $656,912
                                 ==================

4.  NOTES PAYABLE AND LONG-TERM DEBT

Included in notes payable to banks was a note payable of $201,864 at December 31, 1995, with interest at prime plus 2%. The note was collateralized by the personal guarantee of an officer and director. The note was paid in 1996. Also included in notes payable to banks is a note payable of $134,424 at December 31, 1995, with interest at prime plus 1%. The note was paid in 1996.The notes payable to officers and directors at December 31, 1995 were unsecured with interest at prime plus 1 1/2%. The notes were paid in 1996.

Included in notes payable-other are borrowings of $176,925 at December 31, 1996 and $136,605 at December 31, 1995 under a revolving $175,000 credit facility with one of the Company's major customers. Borrowings are at 10.25% and are collateralized by certain live fish inventories with a book value of approximately $500,000, and the personal guaranty of an officer and director of the Company.

Also included in notes payable-other are borrowings of $116,600 at December 31, 1996 under a revolving $116,600 line of credit with one of the Company's major feed suppliers. Borrowings are at prime plus 2% and are collateralized by stock in a cooperative with a book value of $268,000.

                             AquaPro Corporation

4.  NOTES PAYABLE AND LONG-TERM DEBT (CONTINUED)

Long-term debt consists of the following:


                                                                    DECEMBER 31
                                                               1996             1995
                                                              -------------------------
Notes payable, collateralized by certain equipment,
 with annual payments of $7,500 in 1997 and $24,378
 through 2001, including interest at 7.9%                    $ 86,352        $        -
12.5% unsecured notes payable                                       -           162,600
15% unsecured notes payable                                         -           389,500
Convertible notes payable with interest at prime plus 3%            -         1,600,000
Note payable to an insurance company with annual
 principal payments of $16,000 through 2000 and a final
 installment of $256,000 due in 2001 with interest
 payable semiannually at 9.5%, collateralized by land
 with a book value of $916,130 and by stock in a
 cooperative with a book value of $13,525                     320,000           336,000
 12% unsecured notes payable                                        -           246,513
Note payable to an insurance company with annual
 principal payments of $7,500 through 2001 and a final
 principal payment of $182,500 due in 2002 with interest
 payable semi-annually at 8.75%, collateralized by land
 with a book value of $679,344                                220,000           227,500
Convertible notes payable maturing in 2002 with
 interest payable quarterly at 10.35%                         363,593           149,098
Other notes payable                                                 -            20,796
                                                             --------------------------
                                                              989,945         3,132,007
Less current maturities                                        29,284           365,546
                                                             --------------------------
                                                             $960,661        $2,766,461
                                                             ==========================

During 1996, certain holders of the unsecured and convertible (prime plus 3%) notes payable converted notes with a principal balance of $1,678,762 to 167,876 units (see Note 5). Also in 1996, certain holders of the unsecured notes payable and convertible notes payable (prime plus 3%) converted notes with a principal balance of $214,495 to the 10.35% convertible notes payable. The remaining unsecured notes payable and convertible (prime plus 3%) totaling $505,356 were paid in 1996.

The 10.35% convertible notes payable are convertible at the noteholders' option at any time prior to maturity into shares of the Company's common stock at a price of $12.50 ($10.42 post split) per share. The note may be prepaid by the Company at any time without penalty.

                             AquaPro Corporation

4.  NOTES PAYABLE AND LONG-TERM DEBT (CONTINUED)

During 1996, the company issued 18,864 shares of common stock to certain officers and directors for the cancellation of $136,764 in notes payable to officers and directors.

The aggregate annual maturities of long-term debt at December 31, 1996 are as follows:


       1997                                                       $ 29,284
       1998                                                         41,410
       1999                                                         42,825
       2000                                                         44,352
       2001                                                         45,991
       Thereafter                                                  786,083
                                                                  --------
                                                                  $989,945
                                                                  ========

5.  COMMON STOCK

Effective December 31, 1995, AquaPro issued 404,764 units in connection with the merger described in Note 2. In 1996, certain holders of unsecured notes payable converted notes with principal balances totaling $1,678,762 to 167,876 units. A Unit consisted of one share of the Company's common stock, one $7.25 stock purchase right, one $8.25 stock purchase warrant and one $10.50 stock purchase warrant. The stock rights expired on June 14, 1996 which allowed the holder to purchase one share of the Company's common stock for $7.25. The $8.25 stock purchase warrants expired on December 31, 1996 which allowed the holder to purchase one share of the Company's common stock for $8.25 (1.2 shares at $6.875 post split). The $10.50 stock purchase warrants will expire on December 31, 1997 and allow the holder to purchase one share of the Company's common stock for $10.50 (1.2 shares at $8.75 post split). The $10.50 stock purchase warrants will be automatically converted into three-tenths of a share (thirty-six one hundredths post split) of the Company's common stock if not exercised by December 31, 1997.

During 1996, the Company received $2,137,928, net of related expenses, from the issuance of 358,221 shares (429,865 shares post split) of common stock at $7.25 per share pursuant to the exercise of the $7.25 stock purchase rights and 4,483 shares (5,380 shares post split) of common stock at $8.25 per share pursuant to the $8.25 stock purchase warrants.

                             AquaPro Corporation

5.  COMMON STOCK (CONTINUED)

The Company granted 20,000 shares (24,000 shares post split) of common stock to key employees during 1996 and 1995, respectively. The shares vest over a two-year period. Compensation expense is included in selling, general and administrative expenses in the accompanying consolidated statement of operations for the year ended December 31, 1996 and 1995, respectively.

In connection with the exercise of $7.25 stock purchase rights during 1996, the Company granted broker-dealers options to purchase 32,598 shares of common stock at $11.25 per share (39,117 shares at $9.38 per share post split). The options are exercisable at any time through June 2001. None of the options were exercised during 1996.

6.  EMPLOYEE STOCK OPTIONS

The Company granted directors and certain key employees options in 1996 and 1995, respectively, to purchase 55,000 and 52,500 shares of common stock at $7.50 per share (66,000 and 63,000 shares at $6.25 per share post split). The 1996 and 1995 options are exercisable at any time through March 31, 2003 and March 31, 2002, respectively. None of the options were exercised during 1995 or 1996.

Pro forma information regarding net income and earnings per share is required by FASB Statement No. 123, Accounting for Stock-Based Compensation, and has been determined as if the Company had accounted for its employee stock options under the fair value method of the Statement. The fair value was estimated at the date of the grant using a Black-Scholes option pricing model with the following weighted-average assumptions: volatility factor of .01 for 1996 and 1995; weighted-average expected life of options of 3 years; risk-free interest rate of 6%; and no dividend yield.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                             AquaPro Corporation

6.  EMPLOYEE STOCK OPTIONS (CONTINUED)

For purposes of pro forma disclosures, the estimated fair value of the options granted in 1996 and 1995 is amortized to expense over the vesting period. The Company's pro forma net loss is $952,786 and $754,936 for the years ended December 31, 1996 and 1995, respectively. The Company's pro forma loss per common share is $0.86 and $1.19 for the years ended December 31, 1996 and 1995, respectively. The weighted-average fair value of options granted during 1996 and 1995 was $1.20.

7.  PREFERRED STOCK

In 1996, the Company received $748,169, net of related expenses, from the issuance of 104,534 "Preferred Units". A Preferred Unit consists of one share of the Company's Series A Preferred Stock and one $7.50 common stock purchase warrant. The $7.50 stock purchase warrants expire December 31, 1998 and allow the holder to purchase one share of the Company's common stock for $7.50. The warrants will be automatically converted into three-tenths of a share of the Company's common stock if not exercised by December 31, 1998.

The Series A Preferred Stock requires cumulative annual dividends of $0.175 per share payable quarterly. Each share may be converted, at the option of the holder, into 1.33 shares of common stock. The Company may redeem the Series A Preferred stock at any time on or after January 1, 2000 at $10 per share plus accrued dividends. The Series A Preferred Stock will be mandatorily converted into common stock on the sixty-sixth trading day following the listing of the Company's common stock on a national exchange. On the mandatory conversion date, each share of Series A Preferred Stock will automatically convert into the greater of 1.33 shares of common stock or $10 divided by the current market price, as defined. In the event of the Company's liquidation, the holders of the Series A Preferred Stock are entitled to $10 per share plus accrued dividends.

The Series A Preferred Stock has no voting rights. However, in the event three consecutive quarterly dividend payments are in arrears, each share of Series A Preferred Stock will have 25 votes.

                             AquaPro Corporation

8.  INCOME TAXES

For the year ended December 31, 1995, taxable income and losses of the Partnerships were reported on the tax returns of the partners. Accordingly, income taxes have not been provided in the accompanying consolidated financial statements applicable to losses of the Partnerships for 1995. The Merger described in Note 2 was treated as a taxable transaction to the partners with the excess of the fair value of the related assets and liabilities over the tax basis reported as taxable income to the partners. Current federal and state income taxes for the year ended December 31, 1995 are applicable to American.

The Company had net operating losses of approximately $1,600,000 at December 31, 1996, available to reduce future taxable income through 2011.

AquaPro and its wholly-owned subsidiaries, American and Circle Creek, Inc., will file a consolidated federal income tax return in 1996 with operations subject to income taxes at the corporate level.

Components of the Company's deferred tax assets consisted of the following:


                                                           DECEMBER 31
                                                      1996            1995
                                                  --------------------------
Deferred tax assets - current:
 Inventories                                      $  168,000       $ 419,000
 Accrued expenses                                     89,000          68,000
Deferred tax assets - noncurrent:
 Goodwill for income tax purposes                    457,000         489,000
 Net operating loss carryforward                     575,000               -
 Other                                                11,000          14,000
                                                  --------------------------
                                                   1,300,000         990,000
Valuation allowance for deferred tax assets       (1,300,000)       (990,000)
                                                  --------------------------
Net deferred tax assets                           $        -       $       -
                                                  ==========================

Effective December 31, 1995, deferred income taxes were reinstated in connection with Merger.

                             AquaPro Corporation

9.  RELATED PARTY TRANSACTIONS

Management fees from affiliates includes management fees paid to the Company pursuant to management agreements with affiliated catfish production farms. Certain salaries, wages and payroll taxes related to farm operations are reimbursed by the farms pursuant to the management agreements and reported as a reduction of selling, general and administrative expenses. Management fees from affiliates also include administrative fees paid to the Company. The management fees are equal to 5% of gross receipts, as defined, subject to the minimum compensation as determined by the respective agreements. The administrative fees are equal to 2% of gross receipts, as defined, subject to the minimum compensation as determined by the respective agreements.

An officer and director of the Company owns a general partnership interest in all but one of the catfish production farms managed but not owned by the Company which accounts for substantially all of the Company's management fees from affiliates. In 1995, the officer and director assigned the right and title to the economic interest of the general partner in the catfish production farms to the Company. The Company owns a general partnership interest in two of the catfish production farms managed but not owned by the Company.

Management fees from affiliates includes management fees of $18,000 in 1996 and 1995 received from a catfish production farm in which an officer of the Company is an owner of the catfish production farm.

Fee income from affiliates totaling $381,675 in 1995 consisted of fees paid to the Company, based upon 10% of the proceeds from limited partnership offerings, in which an officer and director of the Company owned a general partnership interest. In 1995, the officer and director assigned his rights to receive such fees to Circle Creek, Inc. In consideration for the assignment of the rights to receive the fees, the Company assumed notes payable of the officer and director of $75,000 resulting in a charge of $75,000 to selling, general and administrative expense in the accompanying consolidated statement of operations for the year ended December 31, 1995.

In 1996 and 1995, the Company purchased fingerling fish at prevailing market rates totaling $126,222 and $152,135, respectively, from affiliates.

                             AquaPro Corporation

10.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts for cash and cash equivalents approximate their fair values at December 31, 1996 and 1995. The carrying amount for investments in cooperatives approximates its fair value at December 31, 1996 and 1995 based upon estimates of recent sales of stock obtained by management. Notes payable to banks and officers and directors were at variable rates which approximated fair value at December 31, 1995. The fair value of notes payable-other and long-term debt, which is estimated using discounted cash flow analysis based upon the Company's incremental borrowing rates for similar borrowings arrangements approximates their carrying amounts at December 31, 1996 and 1995.

11.  SUBSEQUENT EVENTS

Subsequent to December 31, 1996 in connection with the private placement offering of preferred stock described in Note 6, the Company issued 65,723 Preferred Units at $10 per unit.

The Company has proposed to purchase the assets and assume the liabilities (the "Proposed Merger") of Circle Creek Aquaculture V, L.P., Circle Creek Aquaculture VI, L.P., Circle Creek Aquaculture VII, L.P. and Circle Creek Aquaculture VIII, L.P. (the "Circle Creek Partnerships"). The Circle Creek Partnerships are engaged in catfish farming in the State of Mississippi. The Circle Creek Partnerships are managed by the Company pursuant to management agreements described in Note 9. The Proposed Merger will be consummated upon majority vote of the limited partners in each of the Circle Creek Partnerships. In consideration for the assets and liabilities of the Circle Creek Partnerships, the Company will issue up to 722,232 "Units" based upon the relative fair value of the net assets of the Company and the Circle Creek Partnerships. Limited partners may elect to receive up to a total of $658,606 in principal amount of 7.15% notes. A Unit in the Proposed Merger consists of one share of the Company's common stock, one $9.50 stock purchase right, one $7.50 warrant and one $9.50 warrant. The $9.50 stock purchase right expires ninety days following the closing of the Proposed Merger and entitles the holder to purchase one share of the Company's Series A Preferred Stock for $9.50. The $7.50 warrant expires twelve months following the closing and entitles the holder to purchase one share of the Company's common stock for $7.50. The $9.50 warrant expires twenty-four months following the closing and entitles the holder to purchase one share of the Company's common stock for $9.50. The $7.50 warrants and

                             AquaPro Corporation

11.  SUBSEQUENT EVENTS (CONTINUED)

the $9.50 warrants will each be automatically converted to three-tenths of a share of the Company's common stock if not exercised prior to the expiration dates. The Proposed Merger will be accounted for as though it is a pooling of interests because of common control.

                        Report of Independent Auditors


The Partners
Circle Creek Aquaculture V, LP

We have audited the accompanying balance sheets of Circle Creek Aquaculture V, LP as of December 31, 1996 and 1995, and the related statements of operations, changes in partners' capital and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conduct our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Circle Creek Aquaculture V, LP at December 31, 1996 and 1995, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

As described in Note 1 to the financial statements, in 1996 the Partnership changed its method of accounting for long-lived assets and long-lived assets to be disposed of.


                                                /s/ ERNST & YOUNG LLP


Jackson, Mississippi
February 21, 1997

                        Circle Creek Aquaculture V, LP

                                Balance Sheets


                                                                   DECEMBER 31
                                                               1996          1995
                                                        --------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                $    15,602    $    14,887
  Trade accounts receivable                                    123,541        124,912
  Live fish inventories (Note 5)                             1,145,621      1,108,267
                                                        --------------------------------
Total current assets                                         1,284,764      1,248,066

Property, buildings and equipment (Notes 1 and 5):
  Land                                                         446,000        544,564
  Ponds and improvements                                       373,654        598,195
  Buildings                                                    131,000        216,004
  Machinery and Equipment                                      286,148        285,871
                                                        --------------------------------
  Accumulated depreciation                                   1,236,802      1,644,634
                                                               110,892         64,457
                                                        --------------------------------
                                                             1,125,910      1,580,177

Investments in cooperatives (Notes 4 and 5)                    309,755        319,755
Investment in Circle Creek Seining Company                      98,167        104,448
Goodwill, net (Note 1)                                               -        117,914
                                                        --------------------------------
Total assets                                                $2,818,596     $3,370,360
                                                        ================================

LIABILITIES AND PARTNERS' CAPITAL
Current liabilities:
  Notes payable (Note 5):
    General partner                                         $   85,254     $  103,623
    Other                                                      180,090         85,384
  Accounts payable                                               9,231          6,996
  Accrued expenses                                              12,307              -
  Payable to affiliates                                        344,664         65,314
  Current maturities of long-term debt (Note 5)                 19,382         16,395
                                                        --------------------------------
Total current liabilities                                      650,928        277,712

Long-term debt, less current maturities (Note 5)             1,363,667      1,387,605

Partners' capital (Note 3):
  General partner's capital (deficit)                         (426,953)      (418,210)
  Limited partners' capital (33,706 partnership
    units in 1996 and 33,973 in 1995)                        1,230,954      2,123,253
                                                        --------------------------------
Total partners' capital                                        804,001      1,705,043
                                                        --------------------------------
Total liabilities and partners' capital                     $2,818,596     $3,370,360
                                                        ================================

See accompanying notes.

                        Circle Creek Aquaculture V, LP

                           Statements of Operations


                                                  YEAR ENDED DECEMBER 31
                                                   1996            1995
                                                -------------------------
Net sales                                       $  797,748     $  801,930
Cost of products sold (Note 6)                     792,125        746,162
                                                -------------------------
Gross profit                                         5,623         55,768
Selling, general and administrative (Note 6)       195,211        177,560
Impairment loss on long-lived assets (Note 1)      498,000              -
                                                -------------------------
Operating loss                                    (687,588)      (121,792)


Other income (expense)
  Interest expense                                (172,783)      (138,932)
  Other, net                                       (13,922)        24,810
                                                -------------------------
                                                  (186,705)      (114,122)
                                                -------------------------
Net loss                                          (874,293)      (235,914)
Less net loss allocated to general partner          (8,743)        (2,359)
                                                -------------------------
Net loss allocated to limited partners          $ (865,550)    $ (233,555)
                                                =========================
Net loss per limited partnership unit           $   (25.58)    $    (7.60)
                                                =========================



See accompanying notes.

                        Circle Creek Aquaculture V, LP

                  Statements of Changes in Partners' Capital




                                              General                                            Total
                                              Partner's       Limited Partners' Capital          Partners'
                                              Capital         -------------------------
                                              (Deficit)         Units           Amount           Capital
                                              -------------------------------------------------------------
Balance at January 1, 1995                    $(400,427)      23,151            $1,711,658       $1,311,231
Sale of limited partnership
  units (Note 3)                                     --       10,822               873,662          873,662
Net loss for 1995                                (2,359)          --              (233,555)        (235,914)
Cash distributions to partners                  (15,424)          --              (228,512)        (243,936)
                                              -------------------------------------------------------------
Balance at December 31, 1995                   (418,210)      33,973             2,123,253        1,705,043
Retirement of limited
  partnership units                                  --         (267)              (26,749)         (26,749)
Net loss for 1996                                (8,743)          --              (865,550)        (874,293)
                                              -------------------------------------------------------------
Balance December 31, 1996                     $(426,953)      33,706            $1,230,954       $  804,001
                                              =============================================================




See accompanying notes

                        Circle Creek Aquaculture V, LP

                           Statements of Cash Flows




                                                                                YEAR ENDED DECEMBER 31
                                                                                    1996         1995
                                                                              --------------------------
OPERATING ACTIVITIES
Net loss                                                                       $ (874,293)  $ (235,914)
Adjustments to reconcile net loss to net cash used in
  operating activities:
    Impairment loss on long-lived assets                                          498,000           --
    Depreciation and amortization                                                  74,458       69,930
    Equity in losses on investments in cooperatives                                10,000           --
    Equity in loss of Circle Creek Seining Company                                  6,281        9,153
    Changes in operating assets and liabilities:
      Increase (decrease) in accounts receivable                                    1,371      (43,308)
      Increase in live fish inventories                                           (37,354)    (215,009)
      Decrease in prepaid expenses and other assets                                             19,256
      Increase (decrease) in accounts payable and accrued
      expenses                                                                     14,542      (13,613)
      Increase in payable to affiliates                                           279,350       65,314
                                                                              ------------------------
 Net cash used in operating activities                                            (27,645)    (344,191)

INVESTING ACTIVITIES
Purchase of certain assets of Fat Cat Corporation                                      --   (1,850,358)
Purchases of equipment                                                               (277)      (1,320)
                                                                              ------------------------
Net cash used in investing activities                                                (277)  (1,851,678)

FINANCING ACTIVITIES
Net increase in notes payable                                                      76,337      133,146
Proceeds from long-term borrowings                                                     --    1,307,000
Payments on long-term borrowings                                                  (20,951)          --
Sale of limited partnership units                                                      --      873,662
Cash distributions to partners                                                    (26,749)    (243,936)
                                                                              ------------------------
Net cash provided by financing activities                                          28,637    2,069,872
                                                                              ------------------------
Increase (decrease) in cash and cash equivalents                                      715     (125,997)
Cash and cash equivalents at beginning of year                                     14,887      140,884
                                                                              ------------------------
Cash and cash equivalents at end of year                                       $   15,602   $   14,887
                                                                              ========================

SUPPLEMENTAL CASH FLOW INFORMATION-
Interest paid                                                                  $  156,900   $  142,508
                                                                              ========================
NONCASH INVESTING ACTIVITY-
Contribution of equipment to Circle Creek Seining Company                      $       --   $  113,600
                                                                              ========================

See accompanying notes.

                        Circle Creek Aquaculture V, LP

                        Notes to Financial Statements

                              December 31, 1996




1.  SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BUSINESS

Circle Creek Aquaculture V, LP (the "Partnership") was formed in 1993. The Partnership's income (or loss) is allocated 1% to the general partner and 99% to the limited partners. If certain minimum distribution are made to the limited partners, the Partnership's income is allocated 10% to the general partner and 90% to the limited partners.

The Partnership is a limited partnership engaged primarily in catfish farming on 443 water acres within the State of Mississippi. Catfish farming is conducted in a few southern states, principally Mississippi, Louisiana, Alabama and Arkansas. Catfish are sold principally to retail grocery stores and restaurants by catfish processors. The Partnership's sales have been to a limited number of processors. Two processors represented 59% and 34%, respectively, of the Partnership's net sales for the year ended December 31, 1996, and 73% and 16%, respectively, for the year ended December 31, 1995.

Fish prices are affected by changes in market demand and supply and may fluctuate significantly from period to period.

USE OF ESTIMATES

Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results cold differ from those estimates.


CASH EQUIVALENTS

The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

LIVE FISH INVENTORIES

Live fish inventories are stated at the lower of average cost or market.

                        Circle Creek Aquaculture V, LP

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Live fish inventories are purchased as "fingerlings" (generally, 5 to 6 inches in length) and are grown out to a marketable size over 9 to 18 months. Because the Partnership's production cycle for fish generally exceeds one year, management anticipates certain live fish inventories on hand at December 31, 1996 may not be sold in 1997. Live fish inventories are classified as a current asset in the accompanying balance sheet which is consistent with industry practice. The quantities of live fish inventories are determined based upon estimated growth from feed fed at each pond and are reduced for the actual quantities sold and estimated mortality. Cost associated with live fish production are accumulated during the growing period and consist principally of feed, labor and overhead costs required to grow the live fish to a marketable size. Each pond is closed periodically and the estimated pounds are adjusted to the actual harvest. Live catfish are highly susceptible to disease, oxygen depletion and extreme temperatures which could result in high mortality. Management continually monitors each pond and takes appropriated actions to minimize the risk of loss from mortality. Given the nature of the live fish inventories, it is reasonably possible that the Company's actual live fish mortality will vary significantly from estimates. The cost of producing fish for harvest is subject to the cost of grains which is susceptible to significant fluctuations in commodity markets. The Partnership establishes prices for a portion of its anticipated feed purchases over specified periods of time through various feed purchase agreements.

PROPERTY, BUILDINGS AND EQUIPMENT

Property, buildings and equipment are stated at cost. Depreciation is provided by the straight-line method over the assets' estimated useful lives (15 years for ponds and improvements, 15 years for buildings and 7 years for machinery and equipment).

INVESTMENT IN CIRCLE CREEK SEINING COMPANY

The Partnership owns 23.86% interest in the Circle Creek Seining Company (the "Seining Company") which is accounted for using the equity method. Included in other income, net in the accompanying statement of operations is expense of $6,281 and $9,153 applicable to the Partnership's interest in the Seining Company's losses for the year ended December 31, 1996 and 1995, respectively. The Seining Company is a joint venture organized to provide seining and hauling services to certain catfish farms. The Seining Company charged the Partnership seining and hauling fees totaling $96,311 and $66,k 460 for the years ended December 31, 1996 and 1995, respectively, which are included in selling, general and administrative expenses in the accompanying statement of operations.

                        Circle Creek Aquaculture V, LP

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

At December 31, 1996, the net assets of the Seining Company were approximately $390,000.

INVESTMENTS IN COOPERATIVES

Investments in cooperatives are stated at original cost adjusted for allocation of earnings or losses, net of distributions.

INCOME TAXES

Taxable income or loss of the Partnership is reported on the tax returns of the partners. Accordingly, income taxes have not been provided for in the financial statements of the Partnership. The Partnership's income or loss will differ from the taxable income or loss reported by the partners because of differences in reporting for income tax and financial reporting.

NET LOSS PER LIMITED PARTNERSHIP UNIT

The net loss per limited partnership unit is computed by dividing the net loss allocated to limited partners by the weighted average limited partnership units outstanding (33,840 units in 1996 and 30,505 units in 1995).

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In March 1995, the FASB issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operation when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The adoption by the Partnership of Statement 121 resulted in a non-cash charge of $480,0000 from the writedown of land, ponds and improvements, buildings and goodwill to their estimated fair values. The charge represents the adjustment required to remeasure long-lived assets at the lower of the carrying amount or fair value based upon 1996 appraisals obtained from an independent appraiser in connection with the proposed merger as described in Note 8.

                        Circle Creek Aquaculture V, LP

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECLASSIFICATIONS

Certain reclassifications have been made to the 1995 financial statements to conform to 1996 presentation.

2.  PURCHASE OF BUSINESS

In April 1993, the Partnership entered into a two-year agreement for the lease of substantially all of the land, ponds and improvements, machinery and equipment, and other assets used in the Partnership's operations. Pursuant to the lease agreement, the Partnership had the option to purchase for fair value the leased assets at the end of the lease term. In March 1995, the Partnership exercised its option to purchase the leased assets for $1,972,852 including acquisition costs of $174,852 of which $122,494 was paid in 1994. The acquisition was accounted for by the purchase method of accountin. Lease payments for 1995 totaled approximately $45,000 and are included in the cost of producing live fish inventories.

3.  PARTNERS' CAPITAL

In 1995, the Partnership issued 10,882 partnership units at $100 per unit pursuant to a private placement memorandum. Expenses of the offering, which were netted against the proceeds, totaled $208,538 of which approximately $91,000 was paid to the general partner or an affiliate of the general partner in 1995.

4.  INVESTMENTS IN COOPERATIVES

Investments in cooperatives consist of the following:

                                                        DECEMBER 31
                                                    1996          1995
                                               --------------------------
   Catfish processing cooperative                $301,755       $311,755
   Feed mill cooperative                            8,000          8,000
                                               --------------------------
                                                 $309,755       $319,755
                                               ==========================

                        Circle Creek Aquaculture V, LP

5.  CREDIT FACILITIES AND LONG-TERM DEBT

Long-term debt consists of the following:

                                                                                     DECEMBER 31
                                                                              1996                 1995
                                                                      ----------------------------------------
    Note payable to a bank with monthly principal and
      interest payments of $11,754 through April 2000 and
      a final installment of $1,008,245 due Apri 2000 with
      interest at prime plus 2 1/2% (10.75% at December
      31, 1996)                                                            $1,070,349        $   1,091,300
    Convertible notes payable with interest due quarterly
      at 10.35% and principal maturing in 1999                                312,700              312,700
                                                                      ----------------------------------------
                                                                            1,383,049            1,404,000
    Less current maturities                                                    19,382               16,395
                                                                      ----------------------------------------
                                                                           $1,363,667        $    1,387,605
                                                                      ========================================


The convertible note payable are due in 1999 with interest due quarterly. At any time after January 1, 1997, the noteholders may request early payment of the notes on the following December 31 ("redemption date") upon 120 days written notice prior to the requested redemption date. The interest rate on the notes is reduced to 8.35% and 9.35% on any notes that are repaid in 1997 and 1998, respectively. The notes are convertible into 75 Partnership units for each $100 of principal outstanding. Live fish inventories are pledged as collateral to the convertible notes payable.

The note payable to a bank is collaterized by property, buildings and machinery and equipment.

The note payable-other consists of borrowings of $180,090 at December 31, 1996 under a revolving $180,090 line of credit with the Partnership's major feed supplier. Borrowings are at prime plus 2% and are collateralized by cooperative stock with a book value of $301,755 as of December 31, 1996.

The note payable to general partner is unsecured and bears interest at prime plus 1/2%.

                        Circle Creek Acquaculture V, LP

5.  NOTES PAYABLE AND LONG-TERM DEBT (CONTINUED)

The aggregate annual maturities of long-term debt at December 31, 1996 are as follows:

        1997                           $   19,382
        1998                               20,611
        1999                              335,811
        2000                            1,007,245
                                       ----------
                                       $1,383,049
                                       ==========

6.  RELATED PARTY TRANSACTIONS

The operations of the Partnership are managed by AquaPro Corporation ("AcquaPro"), which in turn manages other affilitated partnerships' catfish farming operations. The general partner of the Partnership is an officer and shareholder of AquaPro. Pursuant to a management agreement between the Partnership and AcquaPro, the Partnership is charged a monthly fee equal to the greater of $4,430 or 5% of gross receipts, as defined. The management fee is included in the cost of producing live fish inventories and amounted to $53,160 for the years ended December 31, 1996 and 1995. Also included in the cost of producing live fish inventories for the years ended December 31, 1996 and 1995 is $126,950 and $164,462, respectively, paid to AquaPro pursuant to the management agreement as reimbursement for the Partnership's share of farm labor.

Pursuant to the Limited Partnership Agreement, the Partnership also pays AquaPro a monthly administrative management fee equal to the greater of $1,845 or 2% of gross receipts for the month. The administrative management fee was $22,152 and $22,149 for the years ended December 31, 1996 and 1995, respectively, and is included in selling, general and administrative expenses in the accompanying statements of operations.

In 1996 and 1995, the Partnership purchased fingerling fish totaling $110,584 and $38,924, respectively, from affiliated partnerships.

                         Circle Creek Aquaculture V, LP

7.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts for cash and equivalents approximates their fair values at December 31, 1996 and 1995. The carrying amount for investments in cooperatives approximates its fair value at December 31, 1996 and 1995 based upon estimates of recent sales of stock obtained by management. The notes payable have variable interest rates which are considered to approximate market at December 31, 1996 and 1995. The fair value of long-term debt, which is estimated using discounted cash flow analysis based upon the Partnership's incremental borrowing rates for similar borrowings arrangements, approximates their carrying amounts at December 31, 1996 and 1995.

8.  SUBSEQUENT EVENT

AquaPro has proposed to acquire the assets and assume the liabilities of the Partnership and three affiliated partnerships (the "Proposed Merger") pursuant to a prospectus and consent solicitation statement. The Proposed Merger will be consummated upon majority vote of the limited partners of the Partnership. In consideration for the assets and liabilities of the Partnerships, AquaPro will issue up to 346,989 "Units" to the limited partners based upon the relative fair values of the net assets of the Partnership, the affiliated partnerships and AquaPro. Limited partners may elect to receive 7.15% notes rather than Units subject to certain limitations. A Unit in the Proposed Merger consists of one share of AquaPro's common stock, one $9.50 stock purchase right, one $7.50 warrant and one $9.50 warrant. The $9.50 stock purchase right expires ninety days following the closing of the Proposed Merger and entitles the holder to purchase one share of AquaPro's Series A Preferred Stock for $9.50. The $7.50 warrant expires twelve months following the closing and entitles the holder to purchase one share of AquaPro's common stock for $7.50. The $9.50 warrant expires twenty-four months following the closing and entitles the holder to purchase one share of AquaPro's common stock for $9.50. The $7.50 warrants and the $9.50 warrants will each be automatically converted to three-tenths of a share of AquaPro common stock if not exercised prior to the expiration dates.

The Proposed Merger will be a taxable transaction with taxable income or loss reported on the tax returns of the partners. Upon completion of the Proposed Merger, if approved, the Partnership will be dissolved and cease to be a separate reporting entity.

                         Report of Independent Auditors

The Partners
Circle Creek Aquaculture VI, LP

We have audited the accompanying balance sheets of Circle Creek Aquaculture VI, LP as of December 31, 1996 and 1995, and the related statements of operations, changes in partners' capital and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Circle Creek Aquaculture VI, LP at December 31, 1996 and 1995 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

As described in Note 1 to the financial statements, in 1996 the Partnership changed its method of accounting for long-lived assets and long-lived assets to be disposed of.

                                                        /s/ Ernst & Young, LLP

Jackson, Mississippi
February 21, 1997

                       Circle Creek Aquaculture VI, LP

                               Balance Sheets


                                                          DECEMBER 31
                                                        1996        1995
                                                     ---------------------
ASSETS
Current assets:
 Cash and cash equivalents                           $    5,736   $ 21,250
 Trade accounts receivable                              241,227      5,241
 Receivable from affiliates                                   -      9,263
 Live fish inventories                                  249,635    295,945
                                                     ---------------------
Total current assets                                    496,598    331,699

Property, buildings and equipment (Notes 1 and 3):
 Land                                                    90,000    115,925
 Ponds and improvements                                 180,588    238,479
 Buildings                                               11,258      9,758
 Machinery and equipment                                121,804    115,559
                                                     ---------------------
                                                        403,650    479,721
 Accumulated depreciation                                60,314     48,136
                                                     ---------------------
                                                        343,336    431,585

Investments in cooperatives (Notes 2 and 3)             145,900    145,900
Investment in Circle Creek Seining Company               48,123     50,108
Other intangible assets, net                              1,148      1,300
                                                     ---------------------
Total assets                                         $1,035,105   $960,592
                                                     =====================

LIABILITIES AND PARTNERS' CAPITAL

Current liabilities:
 Notes payable (Note 3):
  Banks                                              $   79,500   $ 67,202
  General partner                                        76,000          -
 Accounts payable                                         5,748     13,247
 Accrued expenses                                        14,452      7,873
 Payable to affiliates                                   72,810          -
 Current maturities of long-term debt (Note3)            17,180     17,180
                                                     ---------------------
Total current liabilities                               265,690    105,502

Long-term debt, less current maturities (Note 3)        145,889    163,014

Partners' capital:
 General partner's capital (deficit)                    (11,755)   (11,069)
 Limited partners' capital (10,000 partnership
  units in 1996 and 1995)                               635,281    703,145
                                                     ---------------------
Total partners' capital                                 623,526    692,076
                                                     ---------------------
Total liabilities and partners' capital              $1,035,105   $960,592
                                                     =====================



See accompanying notes.

                        Circle Creek Aquaculture VI, LP

                            Statements of Operations



                                                 YEAR ENDED DECEMBER 31
                                                    1996         1995
                                                 ----------------------
Net sales                                         $454,982     $195,091
Cost of products sold (Note 4)                     357,994      163,993
                                                  ---------------------
Gross profit                                        96,988       31,098
Selling, general, and administrative (Note 4)       76,291       47,898
Impairment loss on long-lived assets (Note 1)       73,000            -
                                                  ---------------------
Operating income (loss)                            (52,303)     (16,800)

Other income (expense):
 Interest expense                                  (25,898)     (22,586)
 Other                                               9,651        5,139
                                                  ---------------------
                                                   (16,247)     (17,447)
                                                  ---------------------
Net loss                                           (68,550)     (34,247)
Less net loss allocated to general partner            (686)        (342)
                                                  ---------------------
Net loss allocated to limited partners            $(67,864)    $(33,905)
                                                  =====================
Net income (loss) per limited partnership unit    $  (6.79)    $  (3.39)
                                                  =====================


See accompanying notes.

                        Circle Creek Aquaculture VI, LP

                   Statements of Changes in Partners' Capital




                                 General
                                Partners'   Limited Partners' Capital      Total
                                 Capital   ----------------------------  Partners'
                                (Deficit)      Units         Amount       Capital
                                --------------------------------------------------
Balance at January 1, 1995      $ (2,421)     10,000          $811,844   $809,423
Net loss for 1995                   (342)          -           (33,905)   (34,247)
Cash distributions to partners    (8,306)          -           (74,794)   (83,100)
                                -------------------------------------------------
Balance at December 31, 1995     (11,069)     10,000           703,145    692,076
Net loss for 1996                   (686)          -           (67,864)   (68,550)
                                -------------------------------------------------
Balance at December 31, 1996    $(11,755)     10,000          $635,281   $623,526
                                =================================================

See accompanying notes.

                        Circle Creek Aquaculture VI, LP

                            Statements of Cash Flows


                                                          YEAR ENDED DECEMBER 31
                                                             1996          1995
                                                          ----------------------
OPERATING ACTIVITIES
Net loss                                                  $ (68,550)   $ (34,247)
Adjustments to reconcile net loss to net cash used in
 operating activities:
  Impairment loss on long-lived assets                       73,000            -
  Depreciation and amortization                              34,756       32,621
  Equity in loss of Circle Creek Seining Company              1,985        2,892
  Changes in operating assets and liabilities:
   Increase in receivables                                 (226,723)     (14,504)
   Increase (decrease) in live fish inventories              46,310      (76,622)
   Increase (decrease) in accounts payable and
    accrued expenses                                           (920)      14,986
   Increase in payable to affiliates                         72,810            -
                                                          ----------------------
Net cash used in operating activities                       (67,332)     (74,874)

INVESTING ACTIVITIES
Purchases of property and equipment                         (19,355)     (22,252)
Sales of cooperative stock                                        -        3,000
Investment in Circle Creek Seining Co.                            -      (34,738)
                                                          ----------------------
Net cash used in investing activities                       (19,355)     (53,990)

FINANCING ACTIVITIES
Net increase in notes payable                                88,298       30,102
Principal payments on long-term borrowings                  (17,125)     (17,127)
Cash distributions to partners                                    -      (83,100)
                                                          ----------------------
Net cash provided by (used in) financing activities          71,173      (70,125)
                                                          ----------------------
Decrease in cash and cash equivalents                       (15,514)    (198,989)
Cash and cash equivalents at beginning of year               21,250      220,239
                                                          ----------------------
Cash and cash equivalents at end of year                  $   5,736    $  21,250
                                                          ======================

SUPPLEMENTAL CASH FLOW INFORMATION-
Interest paid                                             $  19,319    $  20,091
                                                          ======================

NONCASH INVESTING ACTIVITY-
Contribution of equipment to Circle Creek Seining
Company                                                   $       -    $  18,262
                                                          ======================



See accompanying notes.

                        Circle Creek Aquaculture VI, LP

                         Notes to Financial Statements

                               December 31, 1996


1.  SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BUSINESS

Circle Creek Aquaculture VI, LP (the "Partnership") was formed in 1994 with a one percent general partner and limited partners owning 10,000 partnership units. The Partnership's income (or loss) is allocated 1% to the general partner and 99% to the limited partners. If certain minimum distributions are made to the limited partners, the Partnership's income is allocated 10% to the general partner and 90% to the limited partners.

The Partnership is a limited partnership engaged primarily in catfish farming on 140 water acres within the State of Mississippi. Catfish farming is conducted in a few southern states, principally Mississippi, Louisiana, Alabama and Arkansas. Catfish are sold principally to retail grocery stores and restaurants by catfish processors. The Partnership's sales during 1995 consisted principally of the sale of certain fingerlings to other Circle Creek Aquaculture limited partnerships. The Partnership's sales during 1996 were to a limited number of catfish processors. Three processors represented 34%, 33%, and 27%, respectively, of the Partnership's net sales for the year ended December 31, 1996.

Fish prices are affected by changes in market demand and supply and may fluctuate significantly from period to period.

USE OF ESTIMATES

Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH EQUIVALENTS

The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

LIVE FISH INVENTORIES

Live fish inventories are stated at the lower of average cost or market.

                        Circle Creek Aquaculture VI, LP

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Live fish inventories are purchased as "fingerlings" (generally, 5 to 6 inches in length) and are grown out to a marketable size over 9 to 18 months. Because the Partnership's production cycle for fish generally exceeds one year, management anticipates certain live fish inventories on hand at December 31, 1996 may not be sold in 1997. Live fish inventories are classified as a current asset in the accompanying balance sheets which is consistent with industry practice. The quantities of live fish inventories are determined based upon estimated growth from feed fed at each pond and are reduced for the actual quantities sold and estimated mortality. Cost associated with live fish production are accumulated during the growing period and consist principally of feed, labor and overhead costs required to grow the live fish to a marketable size. Each pond is closed periodically and the estimated pounds are adjusted to the actual harvest. Live catfish are highly susceptible to disease, oxygen depletion and extreme temperatures which could result in high mortality. Management continually monitors each pond and takes appropriate actions to minimize the risk of loss from mortality. Given the nature of the live fish inventories, it is reasonably possible that the Company's actual live fish mortality will vary significantly from estimates. The cost of producing fish for harvest is subject to the cost of grains which is susceptible to significant fluctuations in commodity markets. The Partnership establishes prices for a portion of its anticipated feed purchases over specified periods of time through various feed purchase agreements.

PROPERTY, BUILDINGS AND EQUIPMENT

Property, buildings and equipment are stated at cost. Depreciation is provided by the straight-line method over the assets' estimated useful lives (15 years for ponds and improvements, 15 years for buildings and 7 years for machinery and equipment).

INVESTMENTS IN CIRCLE CREEK SEINING COMPANY

The Partnership owns a 7.54% interest in the Circle Creek Seining Company (the "Seining Company") which is accounted for using the equity method. Included in other income, net in the accompanying statement of operations is expense of $1,985 and $2,892 applicable to the Partnerships interest in the Seining Company's losses for the years ended December 31, 1996 and 1995, respectively. The Seining Company is a joint venture organized to provide seining and hauling services to certain catfish farms. The Seining Company charged the Partnership seining and hauling fees totaling $37,816 and $13,557 for the years ended December 31, 1996 and 1995, respectively, which are included in selling, general and administrative expenses in the accompanying statement of operations.

                        Circle Creek Aquaculture VI, LP

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

At December 31, 1996, the net assets of the Seining Company were approximately $390,000.

INVESTMENTS IN COOPERATIVES

Investments in cooperatives are stated at original cost adjusted for allocation of earnings or losses, net of distributions.

INCOME TAXES

Taxable income or loss of the Partnership is reported on the tax returns of the partners. Accordingly, income taxes have not been provided for in the financial statements of the Partnership. The Partnership's income or loss will differ from the taxable income or loss reported by the partners because of differences in reporting for income tax and financial reporting.

NET INCOME (LOSS) PER LIMITED PARTNERSHIP UNIT

The net income (loss) per limited partnership unit is computed by dividing the net income (loss) allocated to limited partners by the weighted average limited partnership units outstanding (10,000 units in 1996 and 1995).

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In March 1995, the FASB issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The adoption by the Partnership of Statement 121 resulted in a non-cash charge of $73,000 from the writedown of land and ponds and improvements to their estimated fair values. The charge represents the adjustment required to remeasure long-lived assets at the lower of the carrying amount or fair value based upon appraisals obtained from an independent appraiser in connection with the proposed merger as described in
Note 6.

                        Circle Creek Aquaculture VI, LP

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECLASSIFICATIONS

Certain reclassifications have been made to the 1995 financial statements to conform to 1996 presentation.

2.  INVESTMENTS IN COOPERATIVES

Investments in cooperatives consist of the following:


                                    DECEMBER 31
                                   1996      1995
                                 ------------------
 Catfish processing cooperative  $143,900  $143,900
 Feed mill cooperative              2,000     2,000
                                 ------------------
                                 $145,900  $145,900
                                 ==================

3.  CREDIT FACILITIES AND LONG-TERM DEBT

Long-term debt consists of the following:


                                                       DECEMBER 31
                                                     1996       1995
                                                   -------------------
 Note payable to an insurance company with
  annual payments of $6,100 through March
  2004 and a final installment of $92,000 due
  September 2004 with interest payable
  semi-annually at 9.5%                             $140,800  $146,900
 Notes payable, collateralized by equipment, with
  annual payments of $11,080, including interest
  at 9.4%                                             22,269    33,294
                                                    ------------------
                                                     163,069   180,194
 Less current maturities                              17,180    17,180
                                                    ------------------
                                                    $145,889  $163,014
                                                    ==================

                       Circle Creek Aquaculture VI, LP

3.  CREDIT FACILITIES AND LONG-TERM DEBT (CONTINUED)

The aggregate annual maturities of long-term debt at December 31, 1996 are as follows:


1997                                                          $ 17,180
1998                                                            17,289
1999                                                             6,100
2000                                                             6,100
2001                                                             6,100
Thereafter                                                     110,300
                                                              --------
                                                              $163,069
                                                              ========

The note payable to an insurance company is collateralized by land and ponds and improvements and is guaranteed by the Partnership's general partner.

The note payable to banks included in current liabilities consists of borrowings under a revolving credit facility with the Partnership's major feed supplier. Borrowings are at prime plus 2% and are collateralized by stock in cooperative with a book value of $143,900 as of December 31, 1996.

The note payable to the general partner is unsecured and bears interest at prime plus 1/2%.

4.  RELATED PARTY TRANSACTIONS

The operations of the Partnership are managed by AquaPro Corporation ("AquaPro"), which in turn manages other affiliated partnerships' catfish farming operations. The general Partner of the Partnership is an officer and shareholder of AquaPro. Pursuant to a management agreement between the Partnership and AquaPro, the Partnership is charged a monthly fee equal to the greater of $1,400 or 5% of gross sales, as defined. The management fee is included in the cost of producing live fish inventories and amounted to $16,800 and $18,200 for the years ended December 31, 1996 and 1995, respectively. Also included in the cost of producing live fish inventories for the years ended December 31, 1996 and 1995 is $37,701 and $36,653, respectively, paid to AquaPro pursuant to the management agreement as reimbursement for the Partnership's share of farm labor.

                       Circle Creek Aquaculture VI, LP

4.  RELATED PARTY TRANSACTIONS (CONTINUED)

Pursuant to the Limited Partnership Agreement, the Partnership also pays AquaPro a monthly administrative management fee equal to the greater of $583 or 2% of gross receipts for the month. The administrative management fee was $6,417 and $7,583 for the years ended December 31, 1996 and 1995, respectively, and is included in selling, general and administrative expenses in the accompanying statements of operations.

5.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts for cash and cash equivalents approximate their fair values at December 31, 1996 and 1995. The carrying amount for investments in cooperatives approximates its fair value at December 31, 1996 and 1995 based upon estimates of recent sales of stock obtained by management. The notes payable have variable interest rates which are considered to approximate market at December 31, 1996 and 1995. The fair value of long-term debt, which is estimated using discounted cash flow analysis based upon the Partnership's incremental borrowing rates for similar borrowings arrangements, approximates their carrying amounts at December 31, 1996 and 1995.

6.  SUBSEQUENT EVENT

AquaPro has proposed to acquire the assets and assume the liabilities of the Partnership and three affiliated partnerships (the "Proposed Merger") pursuant to a prospectus and consent solicitation statement. The Proposed Merger will be consummated upon majority vote of the limited partners of the Partnership. In consideration for the assets and liabilities of the Partnerships, AquaPro will issue up to 157,903 "Units" to the limited partners based upon the relative fair values of the net assets of the Partnership, the affiliated partnerships and AquaPro. Limited partners may elect to receive 7.15% notes rather than Units subject to certain limitations. A Unit in the Proposed Merger consists of one share of AquaPro's common stock, one $9.50 stock purchase right, one $7.50 warrant and one $9.50 warrant. The $9.50 stock purchase right expires ninety days following the closing of the Proposed Merger and entitles the holder to purchase one share of AquaPro's Series A Preferred Stock for $9.50. The $7.50 warrant expires twelve months following the closing and entitles the holder to purchase one share of AquaPro's common stock for $7.50. The $9.50 warrant expires twenty-four months following the closing and entitles the holder to purchase one share of AquaPro's common stock for $9.50. The $7.50 warrants and the $9.50 warrants will each be automatically converted to three-tenths of a share of AquaPro's common stock if not exercised prior to the expiration dates.

                       Circle Creek Aquaculture VI, LP

6.  SUBSEQUENT EVENT (CONTINUED)

The Proposed Merger will be a taxable transaction with taxable income or loss reported on the tax returns of the partners. Upon completion of the Proposed Merger, if approved, the Partnership will be dissolved and cease to be a separate reporting entity.

                         Report of Independent Auditors

The Partners
Circle Creek Aquaculture VII, LP

We have audited the accompanying balance sheets of Circle Creek Aquaculture VII, LP as of December 31, 1996 and 1995, and the related statements of operations, changes in partners' capital and cash flows for the year ending December 31, 1996 and from inception (July 6, 1995) to December 31, 1995. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Circle Creek Aquaculture VII, LP at December 31, 1996 and 1995, and the results of its operations and its cash flows for the year ended December 31, 1996 and from inception (July 6, 1995) to December 31, 1995, in conformity with generally accepted accounting principles.

As described in Note 1 to the financial statements, in 1996 the Partnership changed its method of accounting for long-lived assets and long-lived assets to be disposed of.


                                                /s/ Ernst & Young LLP

Jackson, Mississippi
February 21, 1997

                        Circle Creek Aquaculture VII, LP

                                 Balance Sheets



                                                                                   DECEMBER 31
                                                                             1996              1995
                                                                         ------------------------------
    ASSETS
    Current assets:
      Cash and cash equivalents                                          $       2,569     $          -
      Live fish inventories (Note 4)                                           504,616          533,069
                                                                         ------------------------------
    Total current assets                                                       507,185          533,069

    Property, buildings and equipment (Notes 1 and 4)
      Land                                                                     129,444          129,444
      Ponds and improvements                                                   160,703          382,182
      Buildings                                                                 35,439           50,092
      Machinery and equipment                                                  104,501          233,062
                                                                         ------------------------------
                                                                               430,087          794,780
      Accumulated depreciation                                                  25,983           31,035
                                                                         ------------------------------
                                                                               404,104          763,745

    Investments in cooperatives (Notes 3 and 4)                                 43,950           43,950
    Investment in Circle Creek Seining Company                                  57,336           60,000
    Deferred loan costs, net                                                    21,250           29,750
                                                                         ------------------------------
    Total assets                                                            $1,033,825     $  1,430,514
                                                                         ==============================

    LIABILITIES AND PARTNERS' CAPITAL
    Current liabilities:
      Note payable (Note 4)                                              $      23,177     $     30,870
      Accounts payable                                                               -           19,122
      Accrued expenses                                                               -            2,345
      Payable to affiliates                                                     61,755            8,356
      Current maturities of long-term debt (Note 4)                             25,320           23,185
                                                                         ------------------------------
    Total current liabilities                                                  110,252           83,878

    Long-term debt, less current maturities (Note 4)                           534,245          559,138
     Partners' capital (Note 2):                                                                      -
      General partners' capital (deficit)                                      (14,556)          (5,051)
      Limited partners' capital (10,607 partnership units in
        1996 and 1995)                                                         403,884          792,549
                                                                         ------------------------------
    Total partners' capital                                                    389,328          787,498
                                                                         ------------------------------
    Total liabilities and partners' capital                              $   1,033,825     $  1,430,514
                                                                         ==============================

See accompanying notes.

                        Circle Creek Aquaculture VII, LP

                            Statements of Operations



                                                                                                INCEPTION
                                                                         YEAR ENDED          (JULY 6, 1995)
                                                                        DECEMBER 31           TO DECEMBER 31
                                                                            1996                  1995
                                                                      ---------------------------------------
       Net sales                                                         $   335,863          $        -
       Cost of products sold (Note 5)                                        304,171                   -
                                                                      ---------------------------------------
       Gross profit                                                           31,692                   -
       Selling, general and administrative (Note 5)                           56,276              26,740
       Impairment loss on long-lived assets (Note 1)                         262,000                   -
                                                                      ---------------------------------------
       Operating loss                                                       (286,584)            (26,740)

       Other income (expense):
         Interest expense                                                    (59,334)            (46,366)
         Other, net                                                            9,120               5,579
                                                                      ---------------------------------------
                                                                             (50,214)            (40,787)
                                                                      ---------------------------------------
       Net loss                                                             (336,798)            (67,527)
       Less net loss allocated to general partner                             (3,368)               (675)
                                                                      ---------------------------------------
       Net loss allocated to limited partners                            $  (333,430)         $  (66,852)
                                                                      =======================================
       Net loss per limited partnership unit                             $    (31.43)         $    (7.11)
                                                                      =======================================



See accompanying notes.

                        Circle Creek Aquaculture VII, LP

                   Statements of Changes in Partners' Capital




                                          General
                                         Partners'          Limited Partners' Capital         Total
                                          Capital         ---------------------------        Partners'
                                         (Deficit)          Units           Amount           Capital
                                      ---------------------------------------------------------------
Capital contributions                 $      500                 -         $       -     $        500
Sale of limited partnership
  units (Note 2)                               -            10,607           910,956          910,956
Net loss for period                         (675)                -           (66,852)         (67,527)
Cash distributions to partners            (4,876)                -           (51,555)         (56,431)
                                      ---------------------------------------------------------------
Balance at December 31, 1995              (5,051)           10,607           792,549          787,498
Net loss for year                         (3,368)                -          (333,430)        (336,798)
Cash distributions to partners            (6,137)                -           (55,235)         (61,372)
                                      ---------------------------------------------------------------
Balance at December 31, 1996          $  (14,556)           10,607         $ 403,884        $ 389,328
                                      ===============================================================



See accompanying notes.

                      Circle Creek Aquaculture VII, L.P.

                           Statements of Cash Flows

                                                                                                      Inception
                                                                                                   (July 6, 1995)
                                                                                  Year ended             to
                                                                                 December 31,        December 31,
                                                                                     1996                1995
                                                                                ------------------------------------
OPERATING ACTIVITIES
Net loss                                                                          $ (336,798)        $   (67,527)
Adjustments to reconcile net loss to net cash used in
   operating activities:
      Impairment loss on long-lived assets                                           262,000                   -
      Depreciation and amortization                                                   39,353              35,285
      Equity in loss of Circle Creek Seining Company                                   2,664               2,600
      Changes in operating assets and liabilities:
        Decrease (increase) in live fish inventories                                  28,453            (533,069)
        (Decrease) increase in accounts payable and accrued
          expenses                                                                   (21,467)             21,467
        Increase in payable to affiliates                                             53,399               8,356
                                                                                ------------------------------------
Net cash provided by (used in) operating activities                                   27,604            (532,888)

INVESTING ACTIVITIES
Purchases of cooperative stock                                                             -             (43,950)
Investment in Circle Creek Seining Company                                                 -             (62,600)
Purchases of property, buildings and equipment                                       (15,103)           (794,780)
Proceeds from sale of equipment                                                       81,891                   -
                                                                                ------------------------------------
Net cash provided by (used in) investing activities                                   66,788            (901,330)

FINANCING ACTIVITIES
Net (decrease) increase in notes payable                                              (7,693)             30,870
Proceeds from long-term borrowings,
   net of loan costs paid                                                                  -             548,323
Principal payments on long-term borrowings                                           (22,758)                  -
Capital contributions                                                                      -                 500
Sale of limited partnership units                                                          -             910,956
Cash distributions to partners                                                       (61,372)            (56,431)
                                                                                ------------------------------------
Net Cash (used in) provided by financing activities                                  (91,823)          1,434,218
                                                                                ------------------------------------
Change in cash and cash equivalents                                                    2,569                   -
Cash and cash equivalents at beginning of period                                           -                   -
                                                                                ------------------------------------
Cash and cash equivalents at end of period                                        $    2,569         $         -
                                                                                ====================================
SUPPLEMENTAL CASH FLOW INFORMATION -
Interest paid                                                                     $   53,179         $    39,771
                                                                                ====================================

See accompanying notes.

                        Circle Creek Aquaculture VII, LP

                         Notes to Financial Statements

                               December 31, 1996


1.  SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BUSINESS

Circle Creek Aquaculture VII, LP (the "Partnership") was formed in 1995. The Partnership is a limited partnership engaged primarily in catfish farming within the State of Mississippi. The Partnership's income (or loss) is allocated 1% to the general partner and 99% to the limited partners. If certain minimum distributions are made to the limited partners, the Partnership's income is allocated 10% to the general partner and 90% to the limited partners.

The Partnership began operations on July 6, 1995 when it purchased property and buildings totaling $439,223 from the general partner (including fees paid to the general partner of $78,000) for the purpose of commencing a catfish farming operation on 189 water acres within the State of Mississippi. Catfish farming is conducted in a few southern states, principally Mississippi, Louisiana, Alabama and Arkansas. Catfish are sold principally to retail grocery stores and restaurants by catfish processors. During the period from inception to December 31, 1995, the Partnership's principal operations consisted of stocking catfish ponds and growing the fish to a marketable weight. There were no sales during the period from inception to December 31, 1995. The Partnership's sales during 1996 consisted principally of the sale of certain fingerlings to other Circle Creek Aquaculture limited partnerships and AquaPro Corporation at prevailing market rates. The Partnership anticipates its future sales will be to a limited number of processors.

Fish prices are affected by changes in market demand and supply and may fluctuate significantly from period to period.

USE OF ESTIMATES

Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                       Circle Creek Aquaculture VII, LP

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH EQUIVALENTS

The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

LIVE FISH INVENTORIES

Live fish inventories are stated at the lower of average cost or market.

Live fish inventories are purchased as "fingerlings" (generally, 5 to 6 inches in length) and are grown out to a marketable size over 9 to 18 months. Because the Partnership's production cycle for fish generally exceeds one year, management anticipates certain live fish inventories on hand at December 31, 1996 may not be sold in 1997. Live fish inventories are classified as a current asset in the accompanying balance sheets which is consistent with industry practice. The quantities of live fish inventories are determined based upon estimated growth from feed fed at each pond and are reduced for the actual quantities sold and estimated mortality. Cost associated with live fish production are accumulated during the growing period and consist principally of feed, labor and overhead costs required to grow the live fish to a marketable size. Each pond is closed periodically and the estimated pounds are adjusted to the actual harvest. Live catfish are highly susceptible to disease, oxygen depletion and extreme temperatures which could result in high mortality. Management continually monitors each pond and takes appropriate actions to minimize the risk of loss from mortality. Given the nature of the live fish inventories, it is reasonably possible that the Company's actual live fish mortality will vary significantly from estimates. The cost of producing fish for harvest is subject to the cost of grains which is susceptible to significant fluctuations in commodity markets. The Partnership establishes prices for a portion of its anticipated feed purchases over specified periods of time through various feed purchase agreements.

PROPERTY, BUILDINGS AND EQUIPMENT

Property, buildings and equipment are stated at cost. Depreciation is provided by the straight-line method over the assets' estimated useful lives (15 years for ponds and improvements, 15 years for buildings and 7 years for machinery and equipment).

                        Circle Creek Aquaculture VII, LP

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENT IN CIRCLE CREEK SEINING COMPANY

The Partnership owns a 10.12% interest in the Circle Creek Seining Company (the "Seining Company") which is accounted for using the equity method. Included in other income in the accompanying statements of operations is expense of $2,664 and $470 applicable to the PartnershipGs interest in the Seining Company's losses for the years ended DecemberE31, 1996 and 1995, respectively. The Seining Company is a joint venture organized to provide seining and hauling services to certain catfish farms. The Seining Company charged the Partnership seining and hauling fees totaling $10,950 for the year ended December 31, 1996, which are included in selling, general, and administrative expenses in the accompanying statements of operations. At December 31, 1996, the net assets of the Seining Company were approximately $390,000.

INVESTMENTS IN COOPERATIVES

Investments in cooperatives are stated at original cost adjusted for allocation of earnings or losses, net of distributions.

DEFERRED LOAN COSTS

Cost incurred to obtain long-term financing are amortized on a straight-line basis over the term of the related debt. Accumulated amortization of deferred loan costs was $12,750 and $4,250 at December 31, 1996 and 1995, respectively.

Included in deferred loan costs are fees of $8,984 and $12,573 at December 31, 1996 and 1995, respectively, net of accumulated amortization, which were paid to affiliates of the general partner in connection with obtaining long-term financing.

INCOME TAXES

Taxable income or loss of the Partnership is reported on the tax returns of the partners. Accordingly, income taxes have not been provided for in the financial statements of the Partnership. The Partnership's income or loss will differ from the taxable income or loss reported by the partners because of differences in reporting for income tax and financial reporting.

                        Circle Creek Aquaculture VII, LP

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

NET LOSS PER LIMITED PARTNERSHIP UNIT

The net loss per limited partnership unit is computed by dividing the net loss allocated to limited partners by the weighted average limited partnership units outstanding (10,607 units in 1996 and 9,396 in 1995).


IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In March 1995, the FASB issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The adoption by the Partnership of Statement 121 resulted in a non-cash charge of $262,000 from the writedown of ponds and improvements, buildings and machinery and equipment to their estimated fair values. The charge represents the adjustment required to remeasure long-lived assets at the lower of the carrying amount or fair value based upon 1996 appraisals obtained from an independent appraiser in connection with the proposed merger as described in Note 7.

RECLASSIFICATIONS

Certain reclassifications have been made to the 1995 financial statements to conform to 1996 presentation.

2.  LIMITED PARTNERSHIP OFFERING

In 1995, the Partnership issued 10,607 partnership units at $100 per unit pursuant to a private placement memorandum. Expenses of the offering, which were netted against the proceeds, totaled $149,744 of which $63,642 were paid to the general partner or an affiliate of the general partner.

                        Circle Creek Aquaculture VII, LP

2.  LIMITED PARTNERSHIP OFFERING (CONTINUED)

In connection with the offering, the Partnership issued 612 warrants. The warrants, which are not transferable, allow the holder to purchase one partnership unit at $112.50 per unit through November 2000.

3.  INVESTMENTS IN COOPERATIVES

Investments in cooperatives at consist of the following:

                                                                                 DECEMBER 31
                                                                             1996           1995
                                                                           ------------------------
Catfish processing cooperative                                             $40,950          $40,950
Feed mill cooperative                                                        3,000            3,000
                                                                           ------------------------
                                                                           $43,950          $43,950
                                                                           ========================

4.  NOTES PAYABLE AND LONG-TERM DEBT

Long term debt consists of the following:

                                                                                 DECEMBER 31
                                                                             1996           1995
                                                                           ------------------------
Note payable to a bank, collateralized by land, machinery and equipment, and personal guaranty of a general partner, with annual payments of $34,307, including interest at variable rates (8.75% at
  December 31, 1996) through 2015                                          $267,100        $275,482
Notes payable, collateralized by machinery and equipment, with annual payments of $17,785, including interest at variable rates (average rate of 6.9% at December 31, 1996) through 1999
                                                                             53,173          67,549
Convertible notes payable with interest due quarterly at 10.35% and
  principal due in 1999                                                     239,292         239,292
                                                                           ------------------------
                                                                            559,565         582,323
Less current maturities                                                      25,320          23,185
                                                                           ------------------------
                                                                           $534,245        $559,138
                                                                           ========================

                        Circle Creek Aquaculture VII, LP

4.  NOTES PAYABLE AND LONG-TERM DEBT (CONTINUED)

The convertible notes payable are due in 1999 with interest due quarterly. At any time after January 1, 1997, the noteholders may request early payment of the notes on the following December 31 ("redemption date") upon 120 days written notice prior to the requested redemption date. The interest rate on the notes is reduced to 8.35% and 9.35% on any notes that are repaid in 1997 and 1998, respectively. The notes are convertible into one partnership unit for each $125 of principal outstanding. Live fish inventory is pledged as collateral to the convertible notes payable.

The aggregate annual maturities of long-term debt at December 31, 1996 are as follows:

1997                                                                            $  25,320
1998                                                                               27,031
1999                                                                              267,012
2000                                                                               10,885
2001                                                                               12,122
Thereafter                                                                        217,195
                                                                                ---------
                                                                                $ 559,565
                                                                                =========

The note payable included in current liabilities consists of a note to a bank for the purchase of shares of stock of a cooperative, with interest at prime plus 1%.

5.  RELATED PARTY TRANSACTIONS

A wholly-owned subsidiary of AquaPro Corporation ("AquaPro") and an officer and shareholder of AquaPro are the general partners of the Partnership. The operations of the Partnership are managed by AquaPro, which in turn manages other affiliated partnerships' catfish farming operations. Pursuant to a management agreement between the Partnership and AquaPro, the Partnership is charged a monthly fee equal to the greater of $1,880 or 5% of annual gross revenues, as defined. The management fee is included in the cost of producing live fish inventories and amounted to $22,560 and $14,968 for the year ended December 31, 1996 and from inception (July 6, 1995) to December 31, 1995 respectively. Also included in the cost of producing live fish inventories for the year ended December 31, 1996 and from inception (July 6, 1995) to December 31, 1995 is $53,875 and $40,241, respectively, paid to AquaPro pursuant to the management agreement as reimbursement for the Partnership's share of farm labor.

                        Circle Creek Aquaculture VII, LP

5.  RELATED PARTY TRANSACTIONS (CONTINUED)

Pursuant to the Limited Partnership Agreement, the Partnership pays AquaPro a monthly administrative management fee equal to the greater of $788 or 2% of annual gross revenues. The administrative management fee was $9,784 and $6,200 respectively, for the year ended December 31, 1996 and from inception (July 6, 1995) to December 31, 1995, and is included in selling, general and administrative expenses in the accompanying statements of operations.

In 1996 and 1995, the Partnership purchased fingerling fish at prevailing market rates totaling $5,968 and $36,939, respectively, from affiliated partnerships.

6.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts for cash and cash equivalents approximate their fair values at December 31, 1996 and 1995. The carrying amount for investments in cooperatives approximates its fair value at December 31, 1996 and 1995 based upon estimates of recent sales of stock obtained by management. The note payable has a variable interest rate which is considered to approximate market at December 31, 1996 and 1995. The fair value of long-term debt, which is estimated using discounted cash flow analysis based upon the Partnership's incremental borrowing rates for similar borrowings arrangements approximates their carrying amounts at December 31, 1996 and 1995.

7.  SUBSEQUENT EVENT

AquaPro has proposed to acquire the assets and assume the liabilities of the Partnership and three affiliated partnerships (the "Proposed Merger") pursuant to a prospectus and consent solicitation statement. The Proposed Merger will be consummated upon majority vote of the limited partners of the Partnership. In consideration for the assets and liabilities of the Partnerships, AquaPro will issue up to 109,515 "Units" to the limited partners based upon the relative fair values of the net assets of the Partnership, the affiliated partnerships and AquaPro. Limited partners may elect to receive 7.15% notes rather than Units subject to certain limitations. A Unit in the Proposed Merger consists of one share of AquaPro's common stock, one $9.50 stock purchase right, one $7.50 warrant and one $9.50 warrant. The $9.50 stock purchase right expires ninety days following the closing of the Proposed Merger and entitles the holder to purchase one share of AquaPro's Series A Preferred Stock for $9.50. The $7.50 warrant expires twelve

                        Circle Creek Aquaculture VII, LP

7.  SUBSEQUENT EVENT (CONTINUED)

months following the closing and entitles the holder to purchase one share of AquaPro's common stock for $7.50. The $9.50 warrant expires twenty-four months following the closing and entitles the holder to purchase one share of AquaPro's common stock for $9.50. The $7.50 warrants and the $9.50 warrants will each be automatically converted to three-tenths of a share of AquaPro's common stock if not exercised prior to the expiration dates.

The Proposed Merger will be a taxable transaction with taxable income or loss reported on the tax returns of the partners. Upon completion of the Proposed Merger, if approved, the Partnership will be dissolved and cease to be a separate reporting entity.

                        Report of Independent Auditors

The Partners

Circle Creek Aquaculture VIII, LP

We have audited the accompanying balance sheets of Circle Creek Aquaculture VIII, LP as of December 31, 1996 and 1995, and the related statements of operations, changes in partners' capital and cash flows for the year ended December 31, 1996 and from inception (July 6, 1995) to December 31, 1995. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Circle Creek Aquaculture VIII, LP at December 31, 1996 and 1995, and the results of its operations and its cash flows for the year ending December 31, 1996 and from inception (July 6, 1995) to December 31, 1995, in conformity with generally accepted accounting principles.

As described in Note 1 to the financial statements, in 1996 the Partnership changed its method of accounting for long-lived assets and long-lived assets to be disposed of.


                                             /s/ Ernst & Young LLP


Jackson, Mississippi
February 21, 1997

                      Circle Creek Aquaculture VIII, LP

                                Balance Sheets


                                                                     December 31
ASSETS                                                          1996              1995
                                                           ----------------------------
Current assets:
   Cash and cash equivalents                               $     1,531      $   850,446
   Live fish inventories (Note 4)                              565,229                -
                                                           ----------------------------
Total current assets                                           566,760          850,446

Property, buildings and equipment (Notes 1 and 4):
   Land                                                        149,990          193,767
   Ponds and improvements                                      295,158          320,740
   Buildings                                                     6,245                -
   Machinery and equipment                                     119,680                -
                                                           ----------------------------
                                                               571,073          514,507
   Accumulated depreciation                                     32,302           14,461
                                                           ----------------------------
                                                               538,771          500,046

Investments in cooperatives (Note 3)                            62,000                -
Investment in Circle Creek Seining Company                      62,066           64,930
Deferred loan costs, net                                        52,420           67,400
                                                           ----------------------------
Total assets                                               $ 1,282,017      $ 1,482,822
                                                           ============================

LIABILITIES AND PARTNERS' CAPITAL
Current liabilities:
   Accounts payable                                        $         -      $     1,987
   Payable to affiliates                                        53,710            4,538
   Current maturities of long-term debt (Note 4)                20,507            6,774
                                                           ----------------------------
Total current liabilities                                       74,217           13,299

Long-term debt, less current maturities (Note 4)               886,691          793,624

Partners' capital:
   General partners' capital (deficit)                          (9,535)          (1,689)
   Limited partners' capital (9,050 partnership
     units in 1996 and 8,850 in 1995) (Note 2)                 330,644          677,588
                                                           ----------------------------
Total partners' capital                                        321,109          675,899
                                                           ----------------------------
Total liabilities and partners' capital                    $ 1,282,017      $ 1,482,822
                                                           ============================



See accompanying notes.

                      Circle Creek Aquaculture VIII, LP

                           Statements of Operations




                                                                             Inception
                                                                            (July 6, 1995)
                                                             Year ended          to
                                                            December 31      December 31
                                                                1996           1995
                                                           ------------------------------
Net sales                                                  $    79,158      $      --
Cost of products sold (Note 5)                                  72,699             --
                                                           ----------------------------
Gross profit                                                     6,459             --
Selling, general and administrative (Note 5)                    57,154            6,934
Impairment loss on long-lived assets (Note1)                   186,000             --
                                                           ----------------------------
Operating loss                                                (236,695)          (6,934)

Other income (expense):
   Interest expense                                            (95,700)         (44,246)
   Other, net                                                   19,223          (19,853)
                                                           ----------------------------
                                                               (76,477)         (64,099)
                                                           ----------------------------
Net loss                                                      (313,172)         (71,033)
Less net loss allocated to general partner                      (3,132)            (710)
                                                           ============================
Net loss allocated to limited partners                     $  (310,040)     $   (70,323)
                                                           ============================

Net loss per limited partnership unit                      $    (34.64)     $     (8.50)
                                                           ============================


See accompanying notes.

                       Circle Creek Aquaculture VIII, LP

                   Statements of Changes in Partners' Capital



                                             General
                                             Partners'         Limited Partners' Capital           Total
                                             Capital      -----------------------------------    Partners'
                                            (Deficit)          Units            Amount           Capital
                                            ------------------------------------------------------------------
Capital contributions                       $    500                -       $           -       $       500
Sale of limited partnership units
(Note 2)                                           -            8,850             761,391           761,391
Net loss for period                             (710)               -             (70,323)          (71,033)
Cash distributions to partners                (1,479)               -             (13,480)          (14,959)
                                            ------------------------------------------------------------------
Balance at December 31, 1995                  (1,689)           8,850             677,588           675,899
Sale of limited partnership units                  -              200               5,526             5,526
Net loss for year                             (3,132)               -            (310,040)         (313,172)
Cash distributions to partners                (4,714)               -             (42,430)          (47,144)
                                             -----------------------------------------------------------------
Balance at December 31, 1996                 $(9,535)           9,050       $     330,644       $   321,109
                                             =================================================================



See accompanying notes.

                      Circle Creek Aquaculture VIII, LP

                           Statements of Cash Flows

                                                                                   INCEPTION
                                                                                (JULY 6, 1995)
                                                                    YEAR ENDED        TO
                                                                   DECEMBER 31     DECEMBER 31
                                                                      1996            1995
                                                                ------------------------------
OPERATING ACTIVITIES

Net loss                                                        $  (313,172)     $   (71,033)
Adjustments to reconcile net loss to net cash used in
   operating activities:

     Impairment loss on long-lived assets                           186,000             --
     Depreciation and amortization                                   63,698           21,961
     Equity in loss of Circle Creek Seining Company                   2,864             --
     Changes in operating assets and liabilities:

       Increase in live fish inventories                           (565,229)            --
       Increase (decrease) in accounts payable and accrued
        expenses                                                     (1,987)           1,987
       Increase in payable to affiliates                             49,172            4,538
                                                                ----------------------------
Net cash used in operating activities                              (578,654)         (42,547)

INVESTING ACTIVITIES

Purchases of cooperative stock                                      (62,000)            --
Investments in Circle Creek Seining Company                            --            (64,930)
Purchases of property, buildings and equipment                     (273,443)        (514,507)
                                                                ----------------------------
Net cash used in investing activities                              (335,443)        (579,437)

FINANCING ACTIVITIES

Proceeds from long-term borrowings, net of loan costs paid          132,382          725,498
Principal payments on long-term borrowings                          (25,582)            --
Capital contributions                                                  --                500
Sale of limited partnership units                                     5,526          761,391
Distributions to partners                                           (47,144)         (14,959)
                                                                ----------------------------
Net cash provided by financing activities                            65,182        1,472,430
                                                                ----------------------------
Increase (decrease) in cash and cash equivalents                   (848,915)         850,446
Cash and cash equivalents at beginning of period                    850,446             --
                                                                ----------------------------
Cash and cash equivalents at end of period                      $     1,531      $   850,446
                                                                ============================

SUPPLEMENTAL CASH FLOW INFORMATION-

Interest paid                                                   $    80,720      $    36,746
                                                                ============================



See accompanying notes.

                      Circle Creek Aquaculture VIII, LP

                        Notes to Financial Statements

                              December 31, 1996

1.  SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BUSINESS

Circle Creek Aquaculture VIII, LP (the "Partnership") was formed in 1995. The Partnership is a limited partnership engaged primarily in catfish farming within the State of Mississippi. The Partnership's income (or loss) is allocated 1% to the general partner and 99% to the limited partners. If certain minimum distributions are made to the limited partners, the Partnership's income is allocated 10% to the general partner and 90% to the limited partners.

The Partnership began operations on July 6, 1995 when it purchased property and buildings totaling $353,079 from the general partner (including fees paid to the general partner of $90,000) for the purpose of commencing a catfish farming operation on 188 water acres within the State of Mississippi. Catfish farming is conducted in a few southern states, principally Mississippi, Louisiana, Alabama and Arkansas. Catfish are sold principally to retail grocery stores and restaurants by catfish processors. During the period from inception to December 31, 1995, the Partnership's principal operations consisted of constructing catfish ponds and improving existing ponds. During 1996, the Partnership's principal operations consisted of stocking catfish ponds and growing fish to a marketable weight. The Partnership's sales during 1996 consisted principally of the sale of certain fingerlings to other Circle Creek Aquaculture limited partnerships and AquaPro Corporation at prevailing market rates. The Partnership anticipates its future sales will be to a limited number of processors.

Fish prices are affected by changes in market demand and supply and may fluctuate significantly from period to period.

USE OF ESTIMATES

Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                       Circle Creek Aquaculture VIII, LP

CASH EQUIVALENTS

The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

LIVE FISH INVENTORIES

Live fish inventories are stated at the lower of average cost or market.

Live fish inventories are purchased as "fingerlings" (generally, 5 to 6 inches in length) and are grown out to a marketable size over 9 to 18 months. Because the Partnership's production cycle for fish generally exceeds one year, management anticipates certain live fish inventories on hand at December 31, 1996 may not be sold in 1997. Live fish inventories are classified as a current asset in the accompanying balance sheets which is consistent with industry practice. The quantities of live fish inventories are determined based upon estimated growth from feed fed at each pond and are reduced for the actual quantities sold and estimated mortality. Cost associated with live fish production are accumulated during the growing period and consist principally of feed, labor and overhead cost required to grow the live fish to a marketable size. Each pond is closed periodically and the estimated pounds are adjusted to the actual harvest. Live catfish are highly susceptible to disease, oxygen depletion and extreme temperatures which could result in high mortality. Management continually monitors each pond and takes appropriate actions to minimize the risk of loss from mortality. Given the nature of the live fish inventories, it is reasonably possible that the Company's actual live fish mortality will vary significantly from estimates. The cost of producing fish for harvest is subject to the cost of grains which is susceptible to significant fluctuations in commodity markets. The Partnership establishes prices for a portion of its anticipated feed purchases over specified periods of time through various feed purchase agreements.

PROPERTY, BUILDINGS AND EQUIPMENT

Property, buildings and equipment are stated at cost. Depreciation is provided by the straight-line method over the assets' estimated useful lives. (15 years for ponds and improvements, 15 years for buildings and 7 years for machinery and equipment.)

                       Circle Creek Aquaculture VIII, LP

INVESTMENT IN CIRCLE CREEK SEINING COMPANY

The Partnership owns a 10.88% interest in the Circle Creek Seining Company (the "Seining Company") which is accounted for using the equity method. Included in other income, in the accompanying statements of operations is expense of $2,864 and $470 applicable to the Partnership's interest in the Seining Company's losses for the years ended December 31, 1996 and 1995, respectively. The Seining Company is a joint venture organized to provide seining and hauling services to certain catfish farms. The Seining Company charged the Partnership seining and hauling fees totaling $7,732 for the year ended December 31, 1996, which are included in selling, general, and administrative expenses in the accompanying statements of operations. At December 31, 1996, the net assets of the Seining Company were approximately $390,000.

INVESTMENTS IN COOPERATIVES

Investments in cooperatives are stated at original cost adjusted for allocation of earnings or losses, net of distributions.

DEFERRED LOAN COSTS

Cost incurred to obtain long-term financing are amortized on a straight-line basis over the term of the related debt. Accumulated amortization of deferred loan costs was $22,480 and $7,500 at December 31, 1996 and 1995, respectively.

Included in deferred loan costs are fees of $23,100 and $29,431 at December 31, 1996 and 1995, respectively, net of accumulated amortization, which were paid to affiliates of the general partner in connection with obtaining long-term financing.

INCOME TAXES

Taxable income or loss of the Partnership is reported on the tax returns of the partners. Accordingly, income taxes have not been provided for in the financial statements of the Partnership. The Partnership's income or loss will differ from the taxable income or loss reported by the partners because of differences in reporting for income tax and financial reporting.

                       Circle Creek Aquaculture VIII, LP

NET LOSS PER LIMITED PARTNERSHIP UNIT

The net loss per limited partnership unit is computed be dividing the net loss allocated to limited partners by the weighted average limited partnership units outstanding (8,950 units in 1996 and 8,270 units in 1995).

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In March 1995, the FASB issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The adoption by the Partnership of Statement 121 resulted in a non-cash charge of $186,000 from the writedown of land, ponds and improvements, and machinery and equipment to their estimated fair values. The charge represents the adjustment required to remeasure long-lived assets at the lower of the carrying amount or fair value based upon 1996 appraisals, obtained from an independent appraiser in connection with the proposed merger described in Note 7.

RECLASSIFICATIONS

Certain reclassifications have been made to the 1995 financial statements to conform to 1996 presentation.

2.  LIMITED PARTNERSHIP OFFERING

In 1996 and 1995, the Partnership issued 9,050 partnership units at $100 per unit pursuant to a private placement memorandum. Expenses of the offering, which were netted against the proceeds, totaled $138,083 of which approximately $53,000 were paid to a general partner or an affiliate of the general partner.

                       Circle Creek Aquaculture VIII, LP

In connection with the offering, the Partnership issued 820 warrants. The warrants, which are not transferable, allow the holder to purchase one partnership unit at $112.50 per unit from May 1997 through April 2001.

3.  INVESTMENTS IN COOPERATIVES

Investments in cooperatives at December 31, 1996 consist of the following:


       Catfish processing cooperative                 $60,000
       Feed mill cooperative                            2,000
                                                      -------
                                                      $62,000
                                                      =======

4.  NOTES PAYABLE AND LONG-TERM DEBT

Long-term debt consists of the following:


                                                                          DECEMBER 31
                                                                       1996          1995

                                                                     ----------------------
   Note payable to bank, collateralized by land, ponds and
     improvements, machinery and equipment, and personal guaranty of general partner, with annual payments of $31,732, including interest at variable rates (8.75% at
     December 31, 1996)                                              $244,995      $254,877
   Convertible notes payable with interest due quarterly
     at 10.35% and principal due in 2000                              595,521       545,521
   Notes payable collateralized by equipment, with annual
     payments of $18,810, including interest at variable rates
     (average rate of 6.9% at December 31, 1996) through 2001          66,682          --
                                                                     ----------------------
                                                                      907,198       800,398
   Less current maturities                                             20,507         6,774
                                                                     ----------------------
                                                                     $886,691      $793,624
                                                                     ======================

                       Circle Creek Aquaculture VIII, LP

The convertible notes payable are due in 2000 with interest due quarterly. At any time after January 1, 1998, the noteholders may request early payment of the notes on the following December 31 ("redemption date") upon 120 days written notice prior to the requested redemption date. The interest rate on the notes is reduced to 8.35% and 9.35% on any notes that are repaid in 1998 and 1999, respectively. The notes are convertible into one partnership unit for each $125 of principal outstanding. Live fish inventories are pledged as collateral to the convertible notes payable.

The aggregate annual maturities of long-term debt at December 31, 1996 are as follows:


         1997                             $ 20,507
         1998                               22,170
         1999                               24,143
         2000                              622,021
         2001                               19,106
         Thereafter                        199,251
                                          ========
                                          $907,198
                                          ========

5.  RELATED PARTY TRANSACTIONS

A wholly-owned subsidiary of AquaPro Corporation ("AquaPro") and an officer and shareholder of AquaPro are the general partners of the Partnership. The operations of the Partnership are managed by AquaPro, which in turn manages other affiliated partnerships' catfish farming operations. Pursuant to a management agreement between the Partnership and AquaPro, the Partnership is charged a monthly fee equal to the greater of $2,020 or 5% of gross receipts, as defined. The management fee is included in the cost of producing live fish inventories and amounted to $24,240 and $4,040 for the year ended December 31, 1996 and from inception (July 6, 1995) to December 31, 1995, respectively. Also included in the cost of producing live fish inventories for the year ended December 31, 1996 and from inception (July 6, 1995) to December 31, 1995, is $57,003 and $8,339, respectively, paid to AquaPro pursuant to the management agreement as reimbursement for the Partnership's share of farm labor.

                       Circle Creek Aquaculture VIII, LP

Pursuant to the Limited Partnership Agreement, the Partnership pays AquaPro a monthly administrative management fee equal to the greater of $783 or 2% of annual gross revenues. The administrative management fee was $10,100 and $1,683 for the year ended December 31, 1996 and from inception (July 6, 1995) to December 31, 1995, respectively, and is included in general and administrative expenses in the accompanying statements of operations.

In 1996, the partnership purchased fingerling fish at the prevailing market rates totaling $211,546 from an affiliated partnership.

6.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts for cash and cash equivalents approximate their fair values at December 31, 1996 and 1995. The carrying amount for investments in cooperatives approximates its fair value at December 31, 1996 and 1995 based upon estimates of recent sales of stock obtained by management. The fair value of long-term debt, which is estimated using discounted cash flow analysis based upon the Partnership's incremental borrowing rates for similar borrowings arrangements approximates their carrying amounts at December 31, 1996 and 1995.

7.  SUBSEQUENT EVENT

AquaPro has proposed to acquire the assets and assume the liabilities of the Partnership and three affiliated partnerships (the "Proposed Merger") pursuant to a prospectus and consent solicitation statement. The Proposed Merger will be consummated upon majority vote of the limited partners of the Partnership. In consideration for the assets and liabilities of the Partnerships, AquaPro will issue up to 107,825 "Units" to the limited partners based upon the relative fair values of the net assets of the Partnership, the affiliated partnerships and AquaPro. Limited partners may elect to receive 7.15% notes rather than Units subject to certain limitations. A Unit in the Proposed Merger consists of one share of AquaPro's common stock, one $9.50 stock purchase right, one $7.50 warrant and one $9.50 warrant. The $9.50 stock purchase right expires ninety days following the closing of the Proposed Merger and entitles the holder to purchase one share of AquaPro's Series A Preferred Stock for $9.50. The $7.50 warrant expires twelve

                       Circle Creek Aquaculture VIII, LP
months following the closing and entitles the holder to purchase one share of AquaPro's common stock for $7.50. The $9.50 warrant expires twenty-four months following the closing and entitles the holder to purchase one share of AquaPro's common stock for $9.50. The $7.50 warrants and the $9.50 warrants will each be automatically converted to three-tenths of a share of AquaPro's common stock if not exercised prior to the expiration dates.

The Proposed Merger will be a taxable transaction with taxable income or loss reported on the tax returns of the partners. Upon completion of the Proposed Merger, if approved, the Partnership will be dissolved and cease to be a separate reporting entity.

                             AQUAPRO CORPORATION
                 PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                                 (UNAUDITED)

     The following unaudited Pro Forma Consolidated Balance Sheet as of December 31, 1996 and the Pro Forma Consolidated Statements of Operations for the years then ended December 31, 1996 and 1995 give effect to AquaPro Corporation's ("AquaPro") proposed acquisition (the "Proposed Consolidation") of the Circle Creek Partnerships, CCA V, CCA VI, CCA VII, and CCA VIII (collectively, "the Circle Creek Partnerships" or "CCA V - CCA VIII"). The pro forma information is based on the historical financial statements of AquaPro and the combined historical financial statements of the Circle Creek Partnerships to be acquired and the adjustments described in the accompanying Notes to the Pro Forma Consolidated Financial Statements. The Pro Forma Financial Statements give effect to the Proposed Consolidation as though it were a pooling of interests because of common control.

     AquaPro's Pro Forma Consolidated Financial Statements set forth the effect of the Proposed Consolidation of 722,232 Units being issued to acquire all of the Circle Creek Partnership Units outstanding and no Notes being issued.

     The Pro Forma Statements have been prepared by AquaPro management based on the historical financial statements of AquaPro and the combined historical financial statements of the Circle Creek Partnerships and the adjustments and assumptions in the accompanying Notes to the Pro Forma Consolidated Financial Statements. These Pro Forma Statements may not be indicative of the results that actually would have occurred had the combination been in effect on the dates indicated or of results which may be obtained in the future. The Pro Forma Consolidated Financial Statements should be read in conjunction with the Audited Financial Statements and Notes of AquaPro and the Circle Creek Partnerships as of December 31, 1996 and for the years ended December 31, 1996 and 1995 contained elsewhere herein.

                              AQUAPRO CORPORATION
                      PRO FORMA CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 1996
                                  (unaudited)

                                                          Partnerships
                                                         CCA V - CCA VIII
                                               AquaPro      Combined            Pro Forma        AquaPro
                                              Historical   Historical (A)       Adjustments     Pro Forma
                                             ------------------------------------------------------------
ASSETS
Cash and cash equivalents                    $  729,965   $    25,438       $     3,654 (B)   $   759,057
Trade accounts receivable                       233,539       364,768                             598,307
Receivables from affiliates                     463,193                        (435,195)(C)        27,998
Live fish inventories                         2,137,767     2,465,101           (53,540)(D)     4,549,328
Prepaid expenses                                  3,753                                             3,753
                                             ------------------------------------------------------------
Total current assets                          3,568,217     2,855,307          (485,081)        5,938,443

Land                                            965,644       815,434                           1,781,078
Ponds and improvements                        1,915,391     1,010,103                           2,925,494
Buildings                                        96,161       183,942                             280,103
Machinery and equipment                         695,331       632,133           662,461 (B)     1,989,925
                                             ------------------------------------------------------------
                                              3,672,527     2,641,612           662,461         6,976,600
Accumulated depreciation                      1,088,195       229,491           233,049 (B)     1,550,735
                                             ------------------------------------------------------------
                                              2,584,332     2,412,121           429,412         5,425,865

Investments in cooperatives                     636,912       561,605                           1,198,517
Investment in Circle Creek Seining Company      110,893       265,692          (376,585)(B)
Intangible assets, net                           67,645        74,818           (31,941)(F)       110,522
                                             ------------------------------------------------------------


Total assets                                 $6,967,999   $ 6,169,543       $  (464,195)      $12,673,347
                                             ============================================================

LIABILITIES

Notes payable to banks                                    $    79,500                         $    79,500
Notes payable to officers and directors                       161,254                             161,254
Notes payable to others                      $  293,525       203,267       $   140,816 (B)       637,608
Accounts payable                                169,097        14,979                             184,076
Payable to affiliates                                         532,939          (532,939)(C)
Accrued expenses                                295,265        26,759            13,409 (B)       335,433
Current maturities of long-term debt             29,284        82,389                             111,673
                                             ------------------------------------------------------------
Total current liabilities                       787,171     1,101,087          (378,714)        1,509,544

Long-term debt, less current maturities         960,661     2,930,492                           3,891,153
                                             ------------------------------------------------------------
                                              1,747,832     4,031,579          (378,714)        5,400,697

STOCKHOLDERS' EQUITY

Preferred stock                                 748,169                                           748,169
Common stock                                  6,321,492                       2,247,031 (I)     8,568,523
Partners' Capital                                           2,137,964        (2,137,964)(I)
Unearned compensation                          (112,500)                                         (112,500)
Retained earnings (deficit)                  (1,736,994)                       (194,548)       (1,931,542)
                                             ------------------------------------------------------------
Total stockholders' equity                    5,220,167     2,137,964           (85,481)        7,272,650
                                             ------------------------------------------------------------
Total liabilities and stockholders' equity   $6,967,999   $ 6,169,543       $  (464,195)      $12,673,347
                                             ============================================================


See Notes to Pro Forma Consolidated Financial Statements.

                              AQUAPRO CORPORATION
                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1996
                                  (unaudited)

                                                       Partnerships
                                                      CCA V - CCA VIII
                                          AquaPro        Combined          Pro Forma                     AquaPro
                                         Historical    Historical (A)     Adjustments                   Pro Forma
                                       ---------------------------------------------------------------------------
Net sales                              $ 2,654,224    $ 1,667,751       $  (415,021)(B)(D)(G)         $ 3,906,954
Management fees from affiliates            183,050                         (165,050)(E)                    18,000
                                       --------------------------------------------------------------------------
Total revenue                            2,837,274      1,667,751          (580,071)                    3,924,954

Cost of products sold                    2,492,682      1,526,989          (494,266)(D)(E)              3,525,405
Selling, general and administrative      1,027,654        384,932           (63,087)(B)(E)(F)(G)(H)     1,349,499
Impairment loss on long-lived assets                    1,019,000                                       1,019,000
                                       --------------------------------------------------------------------------
                                         3,520,336      2,930,921          (557,353)                    5,893,904
                                       --------------------------------------------------------------------------

Operating loss                            (683,062)    (1,263,170)          (22,718)                   (1,968,950)

Interest expense                          (188,651)      (353,715)          (13,608)(B)(F)               (555,974)
Other income (expense)                     (15,073)        24,072             9,070 (B)(G)                 18,069
                                       --------------------------------------------------------------------------
                                          (203,724)      (329,643)           (4,538)                     (537,905)
                                       --------------------------------------------------------------------------

Net loss                               $  (886,786)   $(1,592,813)      $   (27,256)(J)               $(2,506,855)
                                       ==========================================================================

Net loss per common share              $     (0.80)                                                   $     (1.35)
                                       ===========                                                    ===========

Weighted average common shares
outstanding                              1,115,087                                                      1,837,319
                                       ===========                                                    ===========


See Notes to Pro Forma Consolidated Financial Statements.

                              AQUAPRO CORPORATION
                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                         YEAR ENDED DECEMBER 31, 1995
                                  (unaudited)


                                                        Partnerships
                                                      CCA V - CCA VIII
                                          AquaPro        Combined           Pro Forma                   AquaPro
                                         Historical     Historical (A)     Adjustments                 Pro Forma
                                       --------------------------------------------------------------------------
Net sales                              $ 2,172,908    $   997,021       $  (177,642)(B)(D)(G)         $ 2,992,287
Management fees from affiliates            146,868                         (128,868)(E)                    18,000
Fee income from affiliates                 381,675                         (381,675)(F)
                                       --------------------------------------------------------------------------
Total revenue                            2,701,451        997,021          (688,185)                    3,010,287

Cost of products sold                    1,645,946        910,155          (252,907)(D)(E)              2,303,194
Selling, general and administrative      1,311,629        259,132          (248,801)(B)(E)(F)(G)(H)     1,321,960
                                       --------------------------------------------------------------------------
                                         2,957,575      1,169,287          (501,708)                    3,625,154
                                       --------------------------------------------------------------------------

Operating loss                            (256,124)      (172,266)         (186,477)                     (614,867)

Interest expense                          (409,245)      (252,130)          (12,774)(B)(F)               (674,149)
Other income (expense)                     (26,567)        15,675            33,227 (B)(G)                 22,335
                                       --------------------------------------------------------------------------
                                          (435,812)      (236,455)           20,453                      (651,814)

Net loss                               $  (691,936)   $  (408,721)      $  (166,024)(J)               $(1,266,681)
                                       ==========================================================================

Net loss per common share              $     (1.09)                                                   $     (0.93)
                                       ===========                                                    ===========

Weighted average common shares
outstanding                                636,119                                                      1,358,351
                                       ===========                                                    ===========

See Notes to Pro Forma Consolidated Financial Statements.

                              AQUAPRO CORPORATION
              NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

(A) The combining balance sheets on the historical cost basis below set forth the combined financial position at December 31, 1996 of the Circle Creek Partnerships to be acquired:

                            COMBINING BALANCE SHEETS
                               December 31, 1996
                                  (unaudited)

                                                                                               CCA V - CCA VIII
                                                 CCA V       CCA VI      CCA VII     CCA VIII     Combined
                                             ------------------------------------------------------------------
ASSETS
Cash and cash equivalents                    $   15,602   $    5,736   $    2,569   $    1,531      $   25,438
Trade accounts receivable                       123,541      241,227                                   364,768
Live fish inventories                         1,145,621      249,635      504,616      565,229       2,465,101
                                             -----------------------------------------------------------------
Total current assets                          1,284,764      496,598      507,185      566,760       2,855,307

Land                                            446,000       90,000      129,444      149,990         815,434
Ponds and improvements                          373,654      180,588      160,703      295,158       1,010,103
Buildings                                       131,000       11,258       35,439        6,245         183,942
Machinery and equipment                         286,148      121,804      104,501      119,680         632,133
                                             -----------------------------------------------------------------
                                              1,236,802      403,650      430,087      571,073       2,641,612
Accumulated depreciation                        110,892       60,314       25,983       32,302         229,491
                                             -----------------------------------------------------------------
                                              1,125,910      343,336      404,104      538,771       2,412,121

Investments in cooperatives                     309,755      145,900       43,950       62,000         561,605
Investment in Circle Creek Seining Company       98,167       48,123       57,336       62,066         265,692
Intangible assets, net                                         1,148       21,250       52,420          74,818
                                             -----------------------------------------------------------------
Total assets                                 $2,818,596   $1,035,105   $1,033,825   $1,282,017      $6,169,543
                                             =================================================================


LIABILITIES

Notes payable to banks                                    $   79,500                                $   79,500
Notes payable to officers and directors      $   85,254       76,000                                   161,254
Notes payable to others                         180,090                $   23,177                      203,267
Accounts payable                                  9,231        5,748                                    14,979
Payable to affiliates                           344,664       72,810       61,755   $   53,710         532,939
Accrued expenses                                 12,307       14,452                                    26,759
Current maturities of long-term debt             19,382       17,180       25,320       20,507          82,389
                                             -----------------------------------------------------------------
Total current liabilities                       650,928      265,690      110,252       74,217       1,101,087

Long-term debt, less current maturities       1,363,667      145,889      534,245      886,691       2,930,492
                                             -----------------------------------------------------------------
                                              2,014,595      411,579      644,497      960,908       4,031,579

Partners' capital                               804,001      623,526      389,328      321,109       2,137,964
                                             -----------------------------------------------------------------

Total liabilities and partners' capital      $2,818,596   $1,035,105   $1,033,825   $1,282,017      $6,169,543
                                             =================================================================

                              AQUAPRO CORPORATION
              NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

(A) Continued
The combining statements of operations below on the historical cost basis set forth the effects of the combined operations of the Circle Creek Partnerships for the years ended December 31, 1996 and 1995.

                      COMBINING STATEMENTS OF OPERATIONS
                         Year Ended December 31, 1996
                                  (unaudited)


                                                                                                 CCA V - CCA VIII
                                                CCA V        CCA VI      CCA VII      CCA VIII     Combined
                                             ---------------------------------------------------------------
Net sales                                    $   797,748  $  454,982   $  335,863   $    79,158  $ 1,667,751

Cost of products sold                            792,125     357,994      304,171        72,699    1,526,989
Selling, general and administrative              195,211      76,291       56,276        57,154      384,932
Impairment loss on long-lived assets             498,000      73,000      262,000       186,000    1,019,000
                                             ---------------------------------------------------------------
                                               1,485,336     507,285      622,447       315,853    2,930,921
                                             ---------------------------------------------------------------

Operating income (loss)                         (687,588)    (52,303)    (286,584)     (236,695)  (1,263,170)

Interest expense                                (172,783)    (25,898)     (59,334)      (95,700)    (353,715)
Other                                            (13,922)      9,651        9,120        19,223       24,072
                                             ---------------------------------------------------------------
                                                (186,705)    (16,247)     (50,214)      (76,477)    (329,643)
                                             ---------------------------------------------------------------

Net loss                                     $  (874,293) $  (68,550)  $ (336,798)  $  (313,172) $(1,592,813)
                                             ===============================================================



                       COMBINING STATEMENTS OF OPERATIONS
                          Year Ended December 31, 1995
                                  (unaudited)


                                                                                               CCA V - CCA VIII
                                                CCA V       CCA VI      CCA VII      CCA VIII      Combined
                                             -------------------------------------------------------------------
Net sales                                    $  801,930   $  195,091                             $   997,021

Cost of products sold                           746,162      163,993                                 910,155
Selling, general and administrative             177,560       47,898   $   26,740   $     6,934      259,132
                                             ---------------------------------------------------------------
                                                923,722      211,891       26,740         6,934    1,169,287
                                             ---------------------------------------------------------------

Operating loss                                 (121,792)     (16,800)     (26,740)       (6,934)    (172,266)

Interest expense                               (138,932)     (22,586)     (46,366)      (44,246)    (252,130)
Other                                            24,810        5,139        5,579       (19,853)      15,675
                                             ---------------------------------------------------------------
                                               (114,122)     (17,447)     (40,787)      (64,099)    (236,455)
                                             ---------------------------------------------------------------
Net loss                                     $ (235,914)  $  (34,247)  $  (67,527)  $   (71,033) $  (408,721)
                                             ===============================================================

                              AQUAPRO CORPORATION
              NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

(B) AquaPro and each of the Circle Creek Partnerships collectively own all of the outstanding stock of the Circle Creek Seining Company. This ownership interest is accounted for by each of the entities using the equity method of accounting. The following sets forth the effects at December 31, 1996 of the entities investment in Circle Creek Seining Company on AquaPro's Pro Forma Consolidated Balance Sheet.

                                                                Increase
                                                                (Decrease)
                                                                --------
Cash                                                            $   3,654
Receivable from affiliates                                         97,744
Equipment                                                         662,461
Accumulated depreciation                                         (233,049)
Investment in Circle Creek Seining Company                       (376,585)
Notes Payable                                                    (140,816)
Accrued Expenses                                                  (13,409)

The following sets forth the operations of Circle Creek Seining Company on AquaPro's Pro Forma Consolidated Statements of Operations for the years ended December 31.

                                                       Increase      Increase
                                                      (Decrease)    (Decrease)
                                                         1996          1995
                                                      -----------------------
Net sales                                             $(375,587)    $(244,969)
Selling, general and administrative expenses            360,953       260,370
Interest expense                                         23,704        17,826
Other expense                                            17,256         6,128
                                                      -----------------------

Net loss                                              $  26,326     $  39,355
                                                      =======================

(C) Receivables and payables between AquaPro and the Partnerships CCA V through CCA VIII and between Partnerships CCA V through CCA VIII are eliminated in consolidation.

(D) Net sales of $87,464 and $101,779 in 1996 and 1995, respectively, between AquaPro and Partnerships CCA V through CCA VIII and $327,557 and $75,863 in 1996 and 1995, respectively, between Partnerships CCA V through CCA VIII are eliminated in consolidation. Such sales had a nine percent average gross profit percentage for both 1996 and 1995. Thus, net sales of $415,021 and $177,642 in 1996 and 1995, respectively, are eliminated in consolidation from net sales and $377,669 and $161,654 from cost of product sold in 1996 and 1995, respectively, and $53,340 from live fish inventories at December 31, 1996.

(E) Management fees charged by AquaPro to Partnerships CCA V through CCA VIII pursuant to the respective management agreements would be terminated upon completion of the Proposed Consolidation. Thus, management fees charged by AquaPro to the Circle Creek Partnerships of $165,050 and $128,868 in 1996 and 1995, respectively, were eliminated from management fee revenues and $116,597 and $91,253 from cost of products sold and $48,453 and $37,615 from selling, general and administrative expenses in 1996 and 1995, respectively, in consolidation.

(F) Fees and reimbursements were received by AquaPro from Partnerships CCA V, CCA VII, and CCA VIII in connection with limited partnership offerings. The fees in connection with the partnership offerings received by AquaPro of $381,675 in 1995 are eliminated in consolidation from fee income from affiliates and $31,393 from intangible assets resulting in an increase to partners' capital of $350,282. The reimbursements of certain expenses by the broker/dealers received by AquaPro of $80,557 in 1995 are eliminated in consolidation from selling, general and administrative expenses and $15,696 from intangible assets resulting in an increase to partners' capital of $64,861. The reduction of intangible assets totaling $47,089 resulted in the elimination in consolidation of amortization expense (classified as interest expense) of $10,096 and $5,052 in 1996 and 1995, respectively.

(G) Seining and hauling fees charged by the Circle Creek Seining Company to AquaPro and to Partnerships CCA V through CCA VIII will be terminated upon completion of the Proposed Consolidation. Seining and hauling fees charged by Circle Creek Seining Company of $375,587 and $244,969 in 1996 and 1995, respectively, are eliminated in consolidation from net sales and selling, general and administrative expenses. Net losses of Circle Creek Seining Company of $26,326 and $39,355 in 1996 and 1995, respectively, are eliminated in consolidation from other income (expense).

(H) In 1995, AquaPro incurred expenses in connection with services performed for the limited partnership offerings of CCA V, CCA VII, and CCA VIII (see Note
F) of $307,144 which are eliminated in consolidation from selling, general and administrative expenses and from partners' capital.

(I)The pro forma effect of the issuance of 722,232 Units in the Proposed Consolidation was to increase Common Stock by $2,247,031.

(J) No income taxes (credits) have been provided due to net operating loss carryovers of AquaPro and the uncertainty of the realization of those net operating loss carryovers.